# 2002 ANNUAL REPORT





Tenet
Healthcare Corporation





The people pictured here and on the cover represent the best of what we do — excellence in patient care, excellence in service, excellence in financial results. Each one is a leader, helping to motivate others around them to attain the same high standards. And each is a recipient of one of Tenet's annual awards recognizing the best of the best for 2002. These eight people are just a sample of the 94 winners of this year's awards for outstanding hospital Chief Executive Officers, Chief Financial Officers, Chief Nursing Officers and corporate team members, as well as the Chairman Award for outstanding caregivers. These are the people of Tenet.

They are the Tenet Difference.

*Front cover from left to right:* Outstanding Chief Nursing Officer Linda K. Mercier, Houston Northwest Medical Center; Circle of Excellence award winner Paul S. Viviano, CEO of USC University Hospital; Outstanding Chief Financial Officer Margaret M. Gill, North Shore Medical Center; Outstanding Teamwork award winner Patricia D. Kirnon, Manager, Quality, Tenet Service Center; Chairman Award winner Gary J. Orrell, Patient Care Associate, MetroWest Medical Center Leonard Morse.

*Inside cover from left to right:* Circle of Excellence award winner Thomas E. Casaday, CEO Providence Memorial Hospital and Sierra Medical Center; Outstanding Chief Nursing Officer Darlene R. Wetton, Alvarado Hospital Medical Center; Outstanding Chief Financial Officer Steven R. Maekawa, Century City Hospital and Midway Hospital Medical Center.

# Fiscal 2002 was a terrific year for Tenet.

## In fact, it was the best in our company's history— so far.

The energy we unleashed three and a half years ago through our intense focus on improving and growing our company continues to drive Tenet's[1] financial and operational performance to record levels. Look at some of the highlights of our year:

- Earnings per share from operations before special items were up 42 percent over the prior year, to $2.17. Net income from operations before special items was up 45 percent, to $1.09 billion.[2]
- Admissions at our hospitals increased 2.4 percent on a same-facility basis over the prior year.
- Both operating and pretax margins before special items hit new company highs — to 15.8 percent and 13.4 percent, respectively.
- Cash flow from operations totaled $2.32 billion, up 27 percent over last year.
- We reinvested a record $889 million in capital expenditures, acquired five new hospitals, executed a share repurchase program and still reduced debt by $209 million.

Looking back just a few years, the company's financial transformation is clear. Since fiscal 1999, we've paid down $2.4 billion of debt and dramatically strengthened the balance sheet. Accordingly, last fall, all three major ratings agencies raised their ratings on Tenet's debt to investment grade. We quickly took advantage of the new ratings — and a historically low interest rate environment — to refinance most of our public debt. In doing so, we locked in lower interest rates and doubled our average maturity. Reflecting the debt repayments and refinancings, interest expense declined $129 million in the year and key balance sheet ratios continued to strengthen. Our debt-to-EBITDA (earnings before interest, taxes, depreciation and amortization) ratio dropped from 3.5 in 1999 to 1.4 today. Our coverage ratio, or EBITDA-to-net-interest expense, rose from 3.8 to 8.6 over the same timeframe. Simply put, our balance sheet has never been stronger.

Debt Down
$2.4 Billion Since FY99


$7
$6
$5
$4
$3
$2
$1
$0
FY99 FY00 FY01 FY02

*Total Debt ($ billions)*

A year ago, I said that the operational improvements we have made internally and the initiatives we are pursuing, together with an improving external environment, had set the stage for an extended period of outstanding growth for Tenet.

That is proving to be the case.

Quarter after quarter, we've demonstrated across-the-board improvements in virtually all areas of our operations, and throughout the income statement, the balance sheet and the cash flow statement. The consistency has been remarkable.

[1] *All references to "Tenet" and the "company" mean Tenet and its consolidated subsidiaries.*

[2] *For a reconciliation of these performance measures with corresponding measures as determined under accounting principles generally accepted in the United States, please see page 10.*

We've now delivered 10 straight quarters of growth in earnings per share of 20 percent or better. The most recent five quarters have been even more impressive — exceeding 30 percent.

This consistency has dramatically increased the value of our company over the last 12 months and brought us independent recognition of our efforts. It's a wonderful testament to our success that *Business Week* magazine recently named us among the top 50 performers for 2001 from all of the S&P 500 companies. We ranked in their very top category for one-year and three-year total return to shareholders and for one-year and three-year profit growth.

The key to our success is our intense focus on those things that make an outstanding hospital: creating a true service culture in our hospitals; making our hospitals the preferred places for the best caregivers to work; creating demonstrable ways to improve the quality of care; developing and enhancing core clinical programs, and carefully managing the complexities of our business to ensure that we are paid appropriately for the care we provide and that we have the financial resources available to reinvest and continually improve our operations.

This is a highly complex business. Success is dependent upon correctly managing a myriad of details — both operational and financial. We are fortunate to have on the Tenet team many experts in their respective fields; people who can help us to determine best practices in each distinct arena, then help migrate those best practices to all our hospitals and business offices. The depth of this expertise is one of our major competitive advantages.

To make sure we maintain our momentum in fiscal 2003 and beyond, we continue to challenge our hospitals and our employees every day to reach new heights in their performance. By continually raising the bar and testing ourselves against ever-higher standards, I believe we can continue to achieve excellent outcomes for our patients, physicians, employees and shareholders.

## Bringing Customer Service to Health Care

One of our key goals is to bring a true customer service culture to our hospitals.

For many years, health care in the U.S. has been fraught with frustrations for patients, physicians and employees. We aim to change this. We are working to differentiate Tenet hospitals as better places to work, better places to practice medicine and better places to receive care.

In fiscal 2002, we completed implementation of our innovative Target 100 program. Target 100 seeks to achieve 100 percent satisfaction among our patients, physicians and employees.

Clearly, it's working.

Companywide, patient, employee and physician satisfaction rates are all up since we first piloted Target 100 two and a half years ago. In fiscal 2002, our overall patient satisfaction rating reached 94 percent.

Raising the Bar on Patient Satisfaction


100%
80%
60%
40%
20%
0%
"Satisfied" Patients
"Very Satisfied"
FY02
FY02

But we don't want just "satisfied" patients — we want "very satisfied" patients. So, we're raising the bar. A satisfied patient will likely return to our hospital, but one who is very satisfied is likely to tell others about the experience. To capture this differentiation, we challenged our hospitals to achieve a new target on our 10-point scale: consistently scoring nines or perfect 10s. Already, 83 percent of our patients surveyed give us those exemplary ratings. And we aim to raise that percentage even higher.

## Investing in Nurses

At the same time that we are working to create a true customer service culture in our hospitals, we face a serious challenge: an industrywide shortage of nurses. In fact, this is perhaps the biggest challenge facing every U.S. hospital today, and it is not easily solved.

We're working to recruit more people into the nursing profession. For example, we're instituting a program under which Tenet may pay off over time student loans of nurses who come to work at one of our hospitals after graduation. Additionally, with the Tenet Healthcare Foundation, Tenet's charitable-giving arm, we're promoting nursing as a career among minorities that historically have been underrepresented in the profession. In Los Angeles, Tenet and the foundation awarded a four-year, $1 million grant to provide scholarships for Latino nursing students. And in Florida, we've awarded more than $350,000 over several years to two colleges to help them hire more nursing instructors.

We're also working to position our hospitals to best compete for the available pool of nurses. There may not be enough nurses to staff all U.S. hospitals, but there are enough to staff all of Tenet's hospitals — so, we need to ensure that our hospitals are where the best nurses choose to work.

Our companywide Employer of Choice initiative offers a wide range of programs — including competitive salaries and benefits, online continuing education courses, mentoring programs and leadership training — designed to help our hospitals recruit and retain nurses. We're committed to fostering a culture at our hospitals that empowers employees and ensures their voices are heard. We're also committed to making sure they have the tools they need to do their job.

We believe Target 100 and our Employer of Choice initiative have had a significant impact on reducing nurse turnover rates at our hospitals. For example, in Birmingham, Ala., our Brookwood Medical Center cut its nurse turnover rate almost in half despite strong competition for the limited number of nurses available. It's a similar situation in Philadelphia, where Hahnemann University Hospital — a complex teaching hospital and trauma center — was able to reduce its R.N. turnover rate from 26 percent to less than 16 percent.

Companywide, our nurse turnover rate declined three percentage points over the prior year — an indication that our Employer of Choice strategy is working.

## Measuring, Managing and Demonstrating Quality of Care

There's a lot of talk these days about quality of care. Payors talk about insurance products that tier hospitals based on quality. Employer groups talk about quality initiatives that can be easily understood by consumers. The efforts are commendable, but they lack a critical element: accurate, scientifically valid measures of quality.

At Tenet, we've already devoted a great deal of time and energy over the past several years to addressing this issue. We now have enough hard, scientific data from our 38 Partnership for Change hospitals to show that we're saving lives and improving patient outcomes. The Partnership for Change initiative, which we first piloted two and a half years ago, provides our physicians with real-time evidence about their practice patterns, as well as comparisons with accepted clinical standards, using clinical data that our proprietary data collection system gathers from the participating hospitals and from other clinical studies. With this data, we can develop and track best practice protocols and tailor hospital processes to meet these protocols.

For example, our Partnership for Change hospitals have implemented best practice protocols to help ensure that all heart-attack patients receive aspirin and/or beta-blockers within 24 hours of admission, where appropriate. These treatments are proven to significantly reduce mortality.

The results speak for themselves.

Tenet Exceeds Benchmark On Heart Protocols


100%
80%
60%
40%
20%
0%
Aspirin
Beta Blockers
Tenet's Partnership for Change
National Benchmark

By the end of June 2002, 95 percent of heart-attack patients at our Partnership for Change hospitals received aspirin within 24 hours and 90 percent received beta-blockers within 24 hours. For comparison, consider the national norms. The closest available comparison we know of is a study published in the March 2002 issue of *The Journal of the American Medical Association*, which tracked the administration of these medications within 48 hours— twice our targeted timeframe. In that study, only 72 percent of heart-attack patients received aspirin within 48 hours, and only 50 percent received beta-blockers. Yet studies show these two simple measures save lives. In our Partnership for Change hospitals, we've seen a significant reduction in mortality in certain subsets of patients through these protocols.

And that's for just one diagnosis group. Results for our two other major areas of focus — reducing mortality rates for coronary artery bypass surgery patients and improving treatments for patients with community-acquired pneumonia — have been similarly noteworthy.

Throughout fiscal 2003, we'll be rolling out the Partnership for Change to all of our hospitals. We're also going to expand the diagnosis-related groups covered by the program to include all surgical procedures.

All our Partnership for Change protocols are created from evidence-based, scientific study. We know that they improve patient outcomes and save lives. This is good for our patients. It's also good for our business— it promotes efficient, effective medicine that saves unnecessary costs. It's also just one more way to demonstrate how we are making Tenet hospitals the preferred places for patients to receive treatment.

## Focusing on Core Services

Another way we are improving our hospitals is by developing and enhancing core clinical programs like cardiology, neurology and orthopedics. More recently, we have expanded into oncology as well.

Several of our earlier investments in these areas generated significant growth in fiscal 2002. For example, at Des Peres Hospital in St. Louis, a new outpatient cardiac catheterization lab, a new Medical Arts Pavilion, and an operating room renovation all contributed to remarkable growth in admissions this fiscal year. The new cath lab has helped generate an overall 37 percent increase in diagnostic catheterizations. The new Medical Arts Pavilion and renovated operating room have helped drive orthopedic admissions up 30 percent and overall admissions up by 24 percent over the prior fiscal year.

During the year we opened additional service enhancements that will generate future growth. For example, at Saint Louis University Hospital we opened a new $10 million cancer center that combines the latest advances in research, prevention and education with personalized care. And in New Orleans, we invested $10 million in the New Orleans Surgery and Heart Institute, a four-story "heart hospital within a hospital" at Memorial Medical Center.

Mix Shift
Driving Unit Revenues
*% Change in FY02*
*Same-Facility Patient Days*


9%
6%
3%
0%
-3%
Sub-acute
Acute
ICU/CCU
Low Revenue
High Revenue

Our efforts to grow higher-acuity clinical programs have caused a shift in our business mix. During the year, on a same-facility basis, acute care patient days rose 4.7 percent while subacute days declined 1.7 percent. Perhaps even more telling, same-facility patient days rose 7.0 percent in the intensive care and cardiac care arena.

Because high-acuity services generate higher revenues, this mix shift contributed to robust unit revenue trends throughout the year. This effect, combined with continued strong reimbursement trends, pushed same-facility patient revenue per admission up 12.9 percent in the year. This, in turn, helped generate very strong top-line trends. This is no accident, but a very deliberate part of our strategy.

All of these enhancements will better position Tenet to meet the growing health care needs of the communities we serve, and particularly the growing needs of the baby boom generation. The baby boomers are entering the phase of life when the need for hospital care rises. This huge population of aging Americans is more than 80 million strong, representing fully one-third of the U.S. population. We believe that they will transform the health care industry.

## Expanding Services, Facilities and Networks

The baby boomers already are impacting our business. Quarter after quarter, we continue to see our highest rates of admissions growth among the baby boom age groups. In fiscal 2002, same-facility admissions rose 6 percent among those aged 41-to-50, and more than 5 percent for those aged 51-to-60. And the effect is just beginning. We are now experiencing capacity constraints in several of our hospitals around the country. As the baby boom generation ages, needing increasingly more health care services, we expect capacity constraints to become more and more common.

Aging Populace Requires More Hospitalization



Rate per 1,000 Population
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Days of Care
Hospital Discharges
Baby Boomers Today
15-24
25-34
35-44
45-54
55-64
65-74
75-84
85+
Age in Years


Source: National Hospital Discharges Survey, Center for Disease Control & Prevention, 1999.

During fiscal 2002, we invested in several capacity and service expansions at hospitals that were struggling to meet the demand for their services. For example, at Redding Medical Center in Redding, Calif., we completed a $55 million expansion project, adding additional beds to a four-story patient tower that opened in fiscal 2000.

We've also continued to invest in innovative programs that enable our hospitals to distinguish themselves in their markets. We opened our first two Tenet*Care* outpatient diagnostic and treatment centers in fiscal 2002, in New Orleans and St. Louis. Baby boomers are notoriously demanding consumers and these centers are designed with them in mind, emphasizing superior customer service and personalized care in comfortable surroundings. We plan to open at least nine additional Tenet*Care* sites in fiscal 2003.

Additionally, we pursued acquisitions that enhanced our existing hospital networks. The two Intracoastal Health Systems hospitals in West Palm Beach, Fla., that we acquired in July 2001 have made us the largest provider in South Florida. In October, we completed the acquisition of St. Alexius Hospital, enhancing our growing, five-hospital network in St. Louis. And our acquisition in December of the Daniel Freeman Hospitals creates a stronger network in southwest Los Angeles. All five of the hospitals we acquired in fiscal 2002 were losing money when we acquired them. By the end of our May quarter, these hospitals as a group had achieved an EBITDA margin of almost 12 percent. Restoring health to ailing hospitals is one of Tenet's core competencies.

In two of our markets, we are meeting the communities' needs by building new hospitals in adjacent, fast-growing suburbs. In July 2001, we opened a new, 150-bed hospital in Weston, Fla., in partnership with The Cleveland Clinic Florida, a branch of the renowned Cleveland Clinic. Additionally, we broke ground for a new 90-bed facility in Bartlett, Tenn., near Memphis, where we own 651-bed Saint Francis Hospital.

## Generating Robust Cash Flow

These enhancements in our programs, services and facilities are possible because our financial performance has enabled us to fund the necessary strategic investments. The key has been remarkable, ongoing improvement in receivables days outstanding and cash flow. Companywide, accounts receivable days outstanding declined almost nine days this year alone, dropping below 60 days. Contrast that to just over two years ago when days outstanding peaked at 82.

This was no easy feat.

As with our best practices for our Target 100, Employer of Choice and Partnership for Change programs, we first began with an in-depth analysis of the problem. Once we fully understood the issues, we created and implemented initiatives to address them. These initiatives include toolkits and best practices that cover virtually all aspects of the contracting, admitting, billing and collections functions. Today, we continue to apply and fine-tune the wide range of initiatives we launched two and a half years ago.

For example, on a same-facility basis two years ago, 12.8 percent of our Medicare accounts receivable remained outstanding after 60 days. But 27 of our hospitals reported this measure below 6 percent. So, we challenged the rest of our hospitals to at least match that figure. They responded so well that we exceeded our target. On a same-facility basis, only 4.6 percent of our Medicare accounts receivable remained unpaid after 60 days when we ended fiscal 2002.

As a result of this focused management of all aspects of contracting, admitting, billing and collecting, we've dramatically improved cash flow. Since 1999, cash flow from operations has nearly quadrupled to $2.32 billion. During the same timeframe, free cash flow— defined as cash flow from operations, less capital expenditures— has gone from negative to $1.43 billion. And that's after a record rate of reinvestment in fiscal 2002.


Record Cash Flow
$2,500
$2,000
$1,500
$1,000
$500
$0
FY99 FY00 FY01 FY02
**Net Cash from Operating Activities**
***($ millions)***

We have come a long way.

## Changes To The Board

There were two notable changes to Tenet's board of directors during the first quarter of fiscal 2003.

In July, Michael H. Focht Sr. retired from the board. I'm especially grateful for the nearly 24 years of dedicated service that Mike gave this company. Mike served as President and Chief Operating Officer until 1999 and has been a member of the board since 1990. Mike's personal integrity and commitment to the highest ethical standards were a hallmark of his time at Tenet and we've all benefited greatly from his leadership.

It's my privilege to welcome to the board Mónica C. Lozano, President and Chief Operating Officer of *La Opinión*, the largest Spanish-language daily newspaper in the United States. Mónica's strategic vision, her experience as an independent outside director, her keen community insights and her deep understanding of the challenges facing business today will be invaluable to Tenet.

## Integrity

We've emphasized high ethical standards at Tenet for many, many years. Ethical behavior is central to our culture and we continually reinforce it in many ways, including providing annual ethics training for every employee and member of the board of directors. With all the questions that have been raised about corporate credibility in recent months, I take considerable comfort in that fact.

As investors are rightly questioning many things that they previously took for granted, I think it's important to look at the quality of Tenet's earnings. In fiscal 2002, our earnings from operations before special items were $2.17 per share. Our cash flow from operations was $4.60 per share. Our free cash flow from operations— after a 48 percent increase in capital spending— was $2.83 per share. In other words, free cash flow per share was 1.3 times our earnings per share before special items. I believe that's an excellent indicator of the very high quality of our earnings.

High-Quality Earnings



$5
$4
$3
$2
$1
$0
$4.60
$2.83
EPS from Ops $2.17
Operating Cash Flow
Free Cash Flow


*FY02 Per Share Results*

## Looking Ahead

This has been a year to remember for all of us at Tenet. Together, we have seen the fruits of our hard work and our disciplined focus. For me personally, it was a very special year. I was fortunate to fulfill my own commitment to visit every one of our hospitals within the year, and I can easily say that it truly was one of the most inspirational and satisfying experiences I have ever had.

In my travels, I met countless Tenet employees. I was deeply moved by their commitment to their chosen profession. Every great organization is defined by the quality of its people. At Tenet, I believe we're fortunate to have some of the finest caregivers working in health care today. We also have outstanding leaders who support the efforts of our caregivers— and challenge them to achieve even greater results.

Through all of our efforts, I believe Tenet has already proven itself as a force for positive change in our industry and I thank you for your continued support.

Sincerely,

Jeffrey C. Barbakow

Jeffrey C. Barbakow
Chairman and Chief Executive Officer

Dollars in Millions, Except Per Share Amounts (1)

## OPERATING RESULTS

| Years Ended May 31 | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|
| Net operating revenues | $ 9,895 | $ 10,880 | $ 11,414 | $ 12,053 | $ 13,913 |
| **Operating Expenses:** | | | | | |
| Salaries and benefits | 4,052 | 4,412 | 4,508 | 4,680 | 5,346 |
| Supplies | 1,375 | 1,525 | 1,595 | 1,677 | 1,960 |
| Provision for doubtful accounts | 588 | 743 | 851 | 849 | 986 |
| Other operating expenses | 2,071 | 2,342 | 2,525 | 2,603 | 2,824 |
| Depreciation | 347 | 421 | 411 | 428 | 472 |
| Amortization | 113 | 135 | 122 | 126 | 132 |
| Impairment and other unusual charges | 221 | 363 | 355 | 143 | 99 |
| **Operating income** | **1,128** | **939** | **1,047** | **1,547** | **2,094** |
| Interest expense | (464) | (485) | (479) | (456) | (327) |
| Investment earnings | 22 | 27 | 22 | 37 | 32 |
| Minority interests in income of consolidated subsidiaries | (22) | (7) | (21) | (14) | (38) |
| Net gains (losses) on disposals of facilities and long-term investments | (17) | – | 49 | 28 | – |
| **Income from continuing operations before income taxes** | **647** | **474** | **618** | **1,142** | **1,761** |
| Income taxes | (269) | (225) | (278) | (464) | (736) |
| **Income from continuing operations** | **$ 378** | **$ 249** | **$ 340** | **$ 678** | **$ 1,025** |
| **Basic earnings per common share from continuing operations** | **$ 0.82** | **$ 0.53** | **$ 0.73** | **$ 1.41** | **$ 2.09** |
| **Diluted earnings per common share from continuing operations** | **$ 0.81** | **$ 0.53** | **$ 0.72** | **$ 1.39** | **$ 2.04** |

(1) All periods have been adjusted to reflect a 3-for-2 stock split declared in May 2002.

## BALANCE SHEET DATA

| As of May 31 | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|
| Working capital | $ 1,182 | $ 1,940 | $ 1,682 | $ 1,060 | $ 810 |
| Total assets | 12,774 | 13,771 | 13,161 | 12,995 | 13,814 |
| Long-term debt, net of current portion | 5,829 | 6,391 | 5,668 | 4,202 | 3,919 |
| Shareholders' equity | 3,558 | 3,870 | 4,066 | 5,079 | 5,619 |

## CASH FLOW DATA

| Years Ended May 31 | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|
| Cash provided by operating activities | $ 403 | $ 582 | $ 869 | $ 1,818 | $ 2,315 |
| Cash used in investing activities | (1,083) | (1,147) | (36) | (574) | (1,227) |
| Cash provided by (used in) financing activities | 668 | 571 | (727) | (1,317) | (1,112) |

## RESULTS OF OPERATIONS

On a same-facility basis, net patient revenues improved 13.7%, admissions were up 2.4% and net inpatient revenue per admission improved 12.9% over last year. Total company operating margins (the ratio of operating income to net operating revenues) increased from 12.8% to 15.1%. Net cash provided by operating activities increased by $497 million during the year to $2.32 billion.

The Company reported income from continuing operations before income taxes of $618 million in 2000, $1.14 billion in 2001 and $1.76 billion in 2002. The unusual items affecting the results of continuing operations in the last three years are shown below:

Dollars in Millions

| EFFECT OF UNUSUAL ITEMS | 2000 | 2001 | 2002 |
|---|---|---|---|
| Impairment and other unusual charges | $ (355) | $ (143) | $ (99) |
| Net gains on sales of facilities and long-term investments | 49 | 28 | – |
| Net pretax impact | (306) | (115) | (99) |
| Net after tax impact | (229) | (74) | (66) |
| Diluted earnings per share from continuing operations | 0.72 | 1.39 | 2.04 |
| Diluted per share impact | (0.49) | (0.14) | (0.13) |
| Earnings per share from operations before special items | $ 1.21 | $ 1.53 | $ 2.17 |

Excluding the items in the table above, income from continuing operations after income taxes (referred to as "net income from operations before special items" in the Chairman's Letter to the Shareholders on page 1 of this report) would have been $569 million in 2000, $752 million in 2001 and $1.09 billion in 2002 and diluted earnings per share from continuing operations (referred to as "earnings per share from operations before special items" in the Chairman's Letter to the Shareholders) would have been $1.21, $1.53 and $2.17, respectively.

Results of operations for the year ended May 31, 2002 include the operations of two general hospitals acquired in 2001, five general hospitals acquired in 2002 and a new 51% owned general hospital opened after May 31, 2001, and exclude, from the dates of sale or closure, the operations of one general hospital and certain other facilities sold or closed since May 31, 2001. Results of operations for the year ended May 31, 2001 include the operations of one general hospital acquired in 2000 and two general hospitals acquired in 2001 and exclude, from the dates of sale or closure, the operations of one general hospital and certain other facilities sold or closed since May 31, 2000.

The following is a summary of operating income for the past three fiscal years:

| OPERATING INCOME | 2000 | 2001 | 2002 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|---|
| | (Dollars in Millions) | | | (% of Net Operating Revenues) | | |
| **Net Operating Revenues:** | | | | | | |
| Domestic general hospitals [1] | $10,666 | $ 11,542 | $13,488 | 93.4% | 95.8% | 96.9% |
| Other operations [2] | 748 | 511 | 425 | 6.6% | 4.2% | 3.1% |
| | **$11,414** | **$12,053** | **$13,913** | **100.0%** | **100.0%** | **100.0%** |
| **Operating Expenses:** | | | | | | |
| Salaries and benefits | 4,508 | 4,680 | 5,346 | 39.5% | 38.8% | 38.4% |
| Supplies | 1,595 | 1,677 | 1,960 | 14.0% | 13.9% | 14.1% |
| Provision for doubtful accounts | 851 | 849 | 986 | 7.5% | 7.0% | 7.1% |
| Other operating expenses | 2,525 | 2,603 | 2,824 | 22.1% | 21.6% | 20.3% |
| Depreciation | 411 | 428 | 472 | 3.6% | 3.6% | 3.4% |
| Amortization | 122 | 126 | 132 | 1.0% | 1.0% | 0.9% |
| **Operating income before impairment and other unusual charges** | **1,402** | **1,690** | **2,193** | **12.3%** | **14.0%** | **15.8%** |
| Impairment and other unusual charges | 355 | 143 | 99 | 3.1% | 1.2% | 0.7% |
| **Operating income** | **$ 1,047** | **$ 1,547** | **$ 2,094** | **9.2%** | **12.8%** | **15.1%** |

(1) Net operating revenues of domestic general hospitals include inpatient and outpatient revenues, as well as nonpatient revenues, primarily rental income and services such as cafeteria, gift shops, parking and other miscellaneous revenue.

(2) Net operating revenues of other operations consist primarily of revenues from (i) physician practices; (ii) rehabilitation hospitals, long-term-care facilities, psychiatric and specialty hospitals, all of which are located on or near the same campuses as the Company's general hospitals; (iii) the Company's hospital in Barcelona, Spain; (iv) health care joint ventures operated by the Company; (v) subsidiaries of the Company offering managed care and indemnity products; and (vi) equity in earnings of unconsolidated affiliates.

The table below sets forth certain selected historical operating statistics for the Company's domestic general hospitals:

| OPERATING STATISTICS | 2000 | 2001 | 2002 | Increase 2001 to 2002 |
|---|---|---|---|---|
| Number of hospitals (at end of period) | 110 | 111 | 116 | 5 (1) |
| Licensed beds (at end of period) | 26,939 | 27,277 | 28,667 | 5.1% |
| Net inpatient revenues (in millions) | $7,029 | $7,677 | $9,140 | 19.1% |
| Net outpatient revenues (in millions) | $3,394 | $3,603 | $4,108 | 14.0% |
| Admissions | 936,142 | 939,601 | 1,001,036 | 6.5% |
| Equivalent admissions (2) | 1,351,295 | 1,341,138 | 1,429,552 | 6.6% |
| Average length of stay (days) | 5.2 | 5.3 | 5.3 | – |
| Patient days | 4,888,649 | 4,936,753 | 5,335,919 | 8.1% |
| Equivalent patient days (2) | 6,975,306 | 6,956,539 | 7,516,306 | 8.0% |
| Net inpatient revenues per patient day | $1,438 | $1,555 | $1,713 | 10.2% |
| Net inpatient revenues per admission | $7,508 | $8,170 | $9,131 | 11.8% |
| Utilization of licensed beds | 46.8% | 50.0% | 51.6% | 1.6% (1) |
| Outpatient visits | 9,276,372 | 9,054,117 | 9,320,743 | 2.9% |

(1) The change is the difference between the 2001 and 2002 amounts shown.

(2) Equivalent admissions/patient days represents actual admissions/patient days adjusted to include outpatient and emergency room services by multiplying actual admissions/patient days by the sum of gross inpatient revenues and outpatient revenues and dividing the result by gross inpatient revenues.

The table below sets forth certain selected operating statistics for the Company's domestic general hospitals, on a same-facility basis:

| SELECTED OPERATING STATISTICS | 2001 | 2002 | Increase (Decrease) |
|---|---|---|---|
| Average licensed beds | 26,712 | 26,563 | (0.6)% |
| Patient days | 4,891,119 | 5,075,670 | 3.8% |
| Net inpatient revenue per patient day | $ 1,559 | $ 1,737 | 11.4% |
| Admissions | 929,778 | 952,202 | 2.4% |
| Net inpatient revenue per admission | $ 8,201 | $ 9,259 | 12.9% |
| Outpatient visits | 8,963,138 | 8,857,252 | (1.2)% |
| Average length of stay (days) | 5.3 | 5.3 | – |

The table below sets forth the sources of net patient revenue for the Company's domestic general hospitals:

| NET PATIENT REVENUES | 2000 | 2001 | 2002 | Increase (Decrease) 2001 to 2002[1] |
|---|---|---|---|---|
| Medicare | 32.6% | 30.8% | 31.8% | 1.0% |
| Medicaid | 8.3% | 8.2% | 8.6% | 0.4% |
| Managed care | 40.7% | 43.3% | 43.9% | 0.6% |
| Indemnity and other | 18.4% | 17.7% | 15.7% | (2.0)% |

(1) The change is the difference between the 2001 and 2002 amounts shown.

The Company's focus on expansions and additions of higher-revenue core services, such as cardiology, orthopedics and neurology, has led to increases in inpatient acuity and intensity of services. Total-facility admissions increased by 6.5% compared to 2001. These are the main factors that contributed to a 19.1% increase in net inpatient revenues in 2002 as compared to 2001. The Company's net outpatient revenues on a total-facility basis increased by 6.2% during 2001 compared to 2000 and increased 14.0% during 2002 compared to 2001. The Company is continuing to see increased outpatient surgery and outpatient diagnostic procedures, which provide higher per-visit revenue, along with a declining home health business, which provides lower per-visit revenue.

One of the most significant trends in recent years has been the improvement in net inpatient revenue per admission. On a total-facility basis this statistic increased 11.8% and on a same-facility basis it increased by 12.9%, reflecting a shift in the Company's business mix to the higher-acuity services mentioned above and continued strong reimbursement trends. Same-facility subacute patient days, which generate lower revenues, declined 1.7% during 2002 compared to 2001, while higher-revenue intensive care and cardiac care patient days rose 7.0%. Driven by reductions in Medicare payments under the Balanced Budget Act of 1997, the Company's Medicare revenues declined steadily through the end of September 2000. As a result of the Balanced Budget Refinement Act, the Company began to receive improved Medicare payments on October 1, 2000. This trend continued with the implementation of the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000, which became effective in April 2001.

The pricing environment for managed care and other nongovernment payors also has improved and the Company expects this trend will continue throughout the next fiscal year as it renegotiates and renews contracts with improved terms.

In fiscal 2000, the Company implemented a program designed to improve patient, physician and employee satisfaction by building a true customer-service culture. The program, which is called Target 100, consists of action teams in each hospital that address the concerns of patients, physicians and employees — the Company's primary customers. The Company believes the recent improvement in volume trends is attributable, in part, to the implementation of this new program. In addition, the Company is experiencing significant admissions growth in the 41-to-50 and 51-to-60 baby boomer age groups. As these baby boomers age, their demand for health care will continue to grow.

To address all the changes impacting the health care industry, while continuing to provide quality care to patients, the Company has implemented strategies to reduce inefficiencies, create synergies, obtain additional business and control costs. Such strategies have included acquisitions and the sales or closures of certain facilities, enhancement of integrated health care delivery systems, hospital cost-control programs and overhead-reduction plans. Further acquisitions and sales or closures of facilities and implementation of additional cost-control programs and other operating efficiencies may be undertaken in the future.

Net operating revenues from the Company's other operations were $748 million in 2000, $511 million in 2001 and $425 million in 2002. The decreases are primarily the result of terminations and contract expirations of unprofitable physician practices and sales of facilities other than general hospitals.

Salaries and benefits expense as a percentage of net operating revenues was 39.5% in 2000, 38.8% in 2001 and 38.4% in 2002. The decreases have primarily resulted from continuing cost-control measures, improved labor productivity and the outsourcing of certain hospital services. In addition, these costs have not grown at the same rate as revenues from managed care and other nongovernment payors. This trend is expected to continue, despite the pressures created by the current nursing shortages throughout the country.

Supplies expense as a percentage of net operating revenues was 14.0% in 2000, 13.9% in 2001 and 14.1% in 2002. The Company controls supplies expense through improved utilization, by improving the supply chain process and by developing and expanding programs designed to improve the purchase of supplies through Broadlane, Inc., its majority-owned subsidiary that provides group-purchasing and other supplies-management services.

The provision for doubtful accounts as a percentage of net operating revenues was 7.5% in 2000, 7.0% in 2001 and 7.1% in 2002. The Company continues to focus on initiatives that have improved cash flow, including improving the process for collecting receivables, pursuing timely payments from all payors, standardizing and improving contract terms and billing systems and developing best practices in the patient admission and registration process. Accounts receivable days outstanding declined from 68.4 days at May 31, 2001 to 59.7 days at May 31, 2002.

Other operating expenses as a percentage of net operating revenues were 22.1% in 2000, 21.6% in 2001 and 20.3% in 2002. This decrease, despite significant increases in malpractice expense, is primarily because many of these expenses are fixed and, as a result, the percentage has declined with the increase in revenues over the prior years. Malpractice expense was $120 million in 2000, $144 million 2001 and $240 million in 2002. Due to unfavorable pricing and availability trends in the professional and general liability insurance markets and increases in the magnitude of claim settlements, malpractice expense has risen significantly. The Company expects this trend may continue unless meaningful tort reform legislation is enacted.

Depreciation and amortization expense was $533 million in 2000, $554 million in 2001 and $604 million in 2002. The increases were primarily due to increased capital expenditures, acquisitions and the opening of new hospitals in 2001 and 2002. Goodwill amortization in 2002 was approximately $101 million, or $0.17 per share after taxes. On June 1, 2002 the Company adopted new accounting standards for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142. Accordingly, after May 31, 2002, goodwill will no longer be amortized but instead will be assessed for impairment at least annually. Additionally, this standard included a preadoption measure requiring the cessation of goodwill amortization for acquisitions consummated after June 30, 2001, the effect of which was not material.

The Company has not yet completed its initial transitional tests for impairment of goodwill, but, in accordance with the new accounting standards, expects to have completed the evaluation by November 30, 2002. Any impairment loss recognized as a result of this transitional impairment test would be recorded, net of tax, as the effect of a change in accounting principle. Any future impairments to the carrying amount of goodwill would reduce operating income.

Impairment of long-lived assets and other unusual charges of $355 million, $143 million and $99 million were recorded in fiscal 2000, 2001 and 2002, respectively.

The Company begins its process of determining if its long-lived assets are impaired (other than those related to the elimination of duplicate facilities or excess capacity) by reviewing the three-year historical and one-year projected cash flows of each facility. Facilities whose cash flows are negative and/or trending significantly downward on this basis are selected for further impairment analysis. Future cash flows (undiscounted and without interest charges) for these selected facilities are estimated over the expected useful life of the facility, taking into account patient volumes, changes in payor mix, revenue and expense growth rates and reductions in Medicare reimbursement and other payor payment patterns, which assumptions vary by type of facility. Over the past several years these factors have caused significant declines in cash flows at certain facilities such that estimated future cash flows were deemed inadequate to recover the carrying values of the related long-lived assets. Continued deterioration of operating results for certain of the Company's physician practices also led to impairment and restructuring charges. Impairment charges have resulted in subsequent minor reductions in depreciation and amortization expense.

In addition to striving to continually improve its portfolio of general hospitals through acquisitions, the Company divests, from time to time, hospitals that are not essential to its strategic objectives. For the most part, these facilities are not part of an integrated delivery system. The size and performance of these facilities vary, but on average they are smaller, with lower margins. Such divestitures allow the Company to streamline its organization by concentrating on markets where it already has a strong presence.

Over the past several years, the Company's subsidiaries have employed or entered into at-risk management agreements with physicians. A significant percentage of these physician practices were acquired as part of large hospital acquisitions or through the formation of integrated health care delivery systems. Many of these physician practices, however, were not profitable. During the latter part of fiscal 1999, the Company undertook the process of evaluating its physician strategy and began to develop plans to divest, terminate or allow to expire a number of its existing unprofitable physician contracts. During fiscal 2000, Company management, with the authority to do so, authorized the termination, divesture or expiration of the contractual relationships with approximately 50% of its contracted physicians. The termination, divesture or expiration of additional unprofitable physician contracts similarly was authorized in fiscal 2001. As of May 31, 2002 the Company had exited most of the unprofitable contracts that management had authorized be terminated or allowed to expire. Substantially all such remaining unprofitable contracts will be terminated by July 31, 2002.

During the year ended May 31, 2002 the Company recorded impairment and other unusual charges of $99 million, primarily relating to the planned closure of two general hospitals and the sales of certain other health care businesses. The impairment and other unusual charges included the write-downs of $39 million for property and equipment, $13 million for goodwill and $24 million for other assets. The principal elements of the balance of the charges are $7 million in lease cancellation costs, $5 million in severance costs related to the termination of 691 employees, $2 million in legal costs and settlements and $9 million in other exit costs. The Company decided to close these hospitals because they were operating at a loss and were not essential to the Company's strategic objectives.

The impairment and other unusual charges recorded in fiscal 2001 include $98 million related to the completion of the Company's program to divest, terminate or allow to expire the unprofitable physician contracts mentioned above. That was the final charge for this program. Additional charges of $45 million were related to asset impairment write-downs for the closure of one hospital and certain other health care businesses. The total charge consists of $55 million in impairment write-downs of property, equipment and other assets to estimated fair values and $88 million for expected cash disbursements related to costs of terminating unprofitable physician contracts, severance costs, lease cancellation and other exit costs. The impairment charge consists of $29 million for the write-down of property and equipment and $26 million for the write-down of other assets. The principal elements of the balance of the charges are $56 million for the buyout of unprofitable physician contracts, $6 million in severance costs related to the termination of 322 employees, $3 million in lease cancellation costs and $23 million in other exit costs.

The charges recorded in fiscal 2000 include $177 million relating to the divestiture or termination of unprofitable physician contracts and $178 million relating to the closure or planned sale of five general hospitals and other property and equipment.

Costs remaining in accrued liabilities at May 31, 2002 for impairment and other unusual charges include $62 million for lease cancellations and exit costs, $9 million in severance costs, $8 million for unfavorable lease commitments and $6 million in estimated costs to buy out unprofitable physician contracts.

Interest expense, net of capitalized interest, was $479 million in 2000, $456 million in 2001 and $327 million in 2002. The decrease in 2001 is primarily due to a decrease in debt, partially offset by interest rate increases and capitalized interest during the year. The decrease in 2002 is due to the reduction of debt and lower interest rates. During 2001 and 2002 the Company refinanced most of its then-existing publicly traded debt with new publicly traded debt at lower rates, doubling the average maturity of such debt from five years to more than 10 years.

In connection with the refinancing of debt, the Company recorded extraordinary charges from early extinguishment of debt in the amounts of $35 million, net of the tax benefits of $21 million, in 2001 and $240 million, net of the tax benefits of $143 million, in 2002. Under the provisions of Statement of Financial Accounting Standards No. 145, issued by the Financial Accounting Standards Board in April 2002 and adopted by the Company as of June 1, 2002, these extraordinary charges will be reclassified in future periods on a pretax basis as part of income from continuing operations. The new standard generally eliminates the previous requirement to report gains or losses from early extinguishment of debt as extraordinary items in the income statement.

Investment earnings of $22 million in 2000, $37 million in 2001 and $32 million in 2002 were earned primarily from notes receivable and investments in debt and equity securities.

Minority interests in income of consolidated subsidiaries were $21 million in 2000, $14 million in 2001 and $38 million in 2002. These fluctuations are primarily related to the changes in profitability of certain of these majority-owned subsidiaries.

The $49 million net gains from sales of facilities and other long-term investments in 2000 comprises $50 million in gains on sales of 17 general hospitals, three long-term-care facilities and various other businesses, and $61 million in gains from sales of investments in Internet-related health care ventures, offset by $62 million in net losses from sales of other investments. The $28 million net gains in 2001 comprise gains from sales of investments in various health care ventures. There were no such gains or losses in fiscal 2002.

The Company's tax rate in 2002 before the effect of impairment and other unusual charges was 41.3%. The Company expects this tax rate to be approximately 39.0% in fiscal 2003. This expected reduction is primarily related to the cessation of goodwill amortization discussed earlier herein.

## CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company regularly evaluates the accounting policies and estimates it uses to prepare its consolidated financial statements. In general, those estimates are based on historical experience and various assumptions that the Company believes to be reasonable under the particular facts and circumstances. Actual results may vary from those estimates.

Critical accounting policies in general are those that (1) involve significant judgments and uncertainties, (2) require estimates that are more difficult for management to determine and (3) have the potential to result in materially different results under different assumptions and conditions. The Company's critical accounting policies are described below.

### Revenue Recognition

Net operating revenues are recognized in the period services are performed and consist primarily of net patient service revenues that are recorded based on established billing rates less applicable estimated discounts for contractual allowances, principally for patients covered by Medicare, Medicaid and managed care and other health plans.

Percentages of consolidated net patient revenues for the Company's domestic general hospitals for the past three years are shown in the table below:

PERCENTAGES OF CONSOLIDATED NET PATIENT REVENUES

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Medicare | 32.6% | 30.8% | 31.8% |
| Medicaid | 8.3% | 8.2% | 8.6% |
| Managed care | 40.7% | 43.3% | 43.9% |
| Indemnity and other | 18.4% | 17.7% | 15.7% |

The discounts for Medicare and Medicaid contractual allowances are based primarily on prospective payment systems. Discounts for retrospectively cost-based revenues, which were more prevalent in earlier periods, are estimated based on historical and current factors and are adjusted in future periods when settlements of filed cost reports are received. Final settlements under these programs are subject to adjustment based on administrative review and audit by third parties, which can take several years to resolve completely. Because the laws and regulations governing the Medicare and Medicaid programs are ever-changing and complex, the estimates recorded by the Company could change by material amounts. The Company records adjustments to its previously recorded contractual allowances in future periods as final settlements are determined. Adjustments related to final settlements increased revenues in each of the years ended May 31, 2000, 2001 and 2002 by $103 million, $4 million and $36 million, respectively.

Revenues under managed care health plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates and/or other similar contractual arrangements. These revenues also are subject to review and possible audit by the payors.

Management believes that adequate provision has been made for any adjustments that may result from final determination of amounts earned under all the above arrangements. There are no known material claims, disputes or unsettled matters with any payors that are not adequately provided for in the accompanying consolidated financial statements.

### Accruals for General and Professional Liability Risks

For years, through May 31, 2002, the Company insured substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions through a majority-owned insurance subsidiary under a mature claims-made policy with a 10-year discovery period. These self-insured retentions were $1 million per occurrence for the three years ended May 31, 2002 and in prior years varied by hospital and by policy period from $500,000 to $5 million per occurrence. Risks in excess of $3 million per occurrence were, in turn, reinsured with major independent insurance companies. Effective June 1, 2002, the Company, along with another unrelated health care company, formed a new majority-owned insurance subsidiary. This subsidiary insures professional and general liability risks, in excess of a $2 million self-insured retention, under a first-year only claims-made policy, and, in turn, reinsures its risks in excess of $5 million per occurrence with major independent insurance companies. In addition to the reserves recorded by the above insurance subsidiaries, the Company maintains reserves based on actuarial estimates by an independent third party for the portion of its professional liability risks, including incurred but not reported claims, for which it does not have insurance coverage. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and are discounted to their present value using a discount rate of 7.5%. There can be no assurance that the ultimate liability will not exceed such estimates. Adjustments to the reserves are included in results of operations in the periods when such amounts are determined. These costs are included in other operating expenses.

### Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows. Measurement of the amount of the impairment, if any, may be based on independent appraisals, established market values of comparable assets or estimates of future discounted cash flows expected to result from the use and ultimate disposition of the asset. The estimates of these future cash flows are based on assumptions and projections believed by management to be reasonable and supportable. They require management's subjective judgments and take into account assumptions about patient volumes, changes in payor mix, revenue and expense growth rates and changes in legislation and other payor payment patterns. These assumptions may vary by type of facility.

In general, long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less costs to sell or close. In such circumstances, the company's estimates of fair value are usually based on established market prices for comparable assets.

### Accounting for Income Taxes

The Company accounts for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Developing the Company's provision for income taxes requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets. The Company has not recorded any valuation allowances as of May 31, 2002 because management believes that future taxable income will, more likely than not, be sufficient to realize the benefits of those assets as the temporary differences in basis reverse over time. The Company's judgments and tax strategies are subject to audit by various taxing authorities. While the Company believes it has provided adequately for its income tax liabilities in its consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on the Company's consolidated financial condition and results of operations.

### Provisions for Doubtful Accounts

The Company provides for accounts receivable that could become uncollectible in the future by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. The Company estimates this allowance based on the aging of its accounts receivable and its historical collection experience by hospital and for each type of payor.

## LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity for the year ended May 31, 2002 was derived principally from net cash provided by operating activities, proceeds from sales of senior notes and borrowings under its unsecured revolving credit agreement. The revolving credit agreement allows the Company to borrow, repay and reborrow up to $500 million prior to March 1, 2003 and $1.5 billion prior to March 1, 2006.

Net cash provided by operating activities for the years ended May 31, 2000, 2001 and 2002 was $979 million, $1.9 billion and $2.4 billion, respectively, before net expenditures for discontinued operations, impairment and other unusual charges of $110 million in 2000, $129 million in 2001 and $77 million in 2002.

On March 1, 2001, the Company entered into a new senior unsecured $500 million 364-day credit agreement and a new senior unsecured $1.5 billion five-year revolving credit agreement (together, the "credit agreement"). The credit agreement replaced the Company's $2.8 billion five-year revolving bank credit agreement that would have expired on January 31, 2002. It extended the Company's maturities, offered efficient pricing tied to quantifiable credit measures and has more flexible covenants than the previous credit agreement. On February 28, 2002, the Company renewed the 364-day agreement for another 364 days.

Management believes that future cash provided by operating activities, the availability of credit under the Company's credit agreement and, depending on capital market conditions, other borrowings and/or the sale of equity securities should be adequate to meet known debt-service requirements and to finance planned capital expenditures, acquisitions and other presently known operating needs for the next three years.

Proceeds from borrowings under the credit agreements amounted to $1.3 billion in 2000, $992 million in 2001 and $4.4 billion in 2002. Loan repayments under the credit agreements were $2.0 billion in 2000, $2.4 billion in 2001 and $3.5 billion in 2002.

Cash proceeds from the sale of new senior notes in the years ended May 31, 2001 and 2002 were $395 million and $2.5 billion, respectively.

During the years ended May 31, 2001 and 2002, the Company expended $556 million and $4.1 billion, respectively, to purchase $514 million and $3.7 billion principal amounts, respectively, of its senior and senior subordinated notes. In connection with the repurchase of this debt and the refinancing of the Company's $2.8 billion bank credit agreement, the Company recorded extraordinary charges from early extinguishment of debt in the amount of $35 million, net of the tax benefits of $21 million in 2001, and $240 million, net of the tax benefits of $143 million in 2002.

On June 20, 2002, the Company announced that it would redeem at par the $282 million balance of its 6% Exchangeable Subordinated Notes due 2005 with a portion of the proceeds from the issuance of new 5% Senior Notes on June 25, 2002. The proceeds of the new notes were approximately $392 million. The balance of the proceeds were used to retire existing bank loans.

During fiscal 2000, 2001 and 2002, the Company received net proceeds from the sales of facilities, long-term investments and other assets of $764 million, $132 million and $28 million, respectively.

Capital expenditures were $619 million in fiscal 2000, $601 million in 2001 and $889 million in 2002. The Company expects to spend approximately $1 billion in fiscal 2003 for capital expenditures, before any significant acquisitions of facilities or other health care operations. Such capital expenditures relate primarily to the development of integrated health care delivery systems in selected geographic areas, design and construction of new buildings, expansion and renovation of existing facilities, equipment and information systems additions and replacements, enhancement of core services and the introduction of new medical technologies.

During fiscal 2000, 2001 and 2002, the Company spent $38 million, $29 million and $324 million, respectively, for purchases of new businesses, net of cash acquired.

The Company's strategy includes the prudent development of integrated health care delivery systems, including the possible acquisition of general hospitals and related health care businesses or joining with others to develop integrated health care delivery networks. These strategies may be financed by net cash provided by operating activities, the availability of credit under the credit agreement, sale of assets, and, depending on capital market conditions, the sale of additional debt or equity securities or additional bank borrowings. The Company's unused borrowing capacity under its credit agreement was $931 million at May 31, 2002.

With the retirement or substantial retirement of eight issues of senior notes and senior subordinated notes since May 31, 2001, together with amendments to the loan covenants, the Company has eliminated substantially all of the restrictive covenants associated with debt issued when the Company was considered a "high yield" issuer. During fiscal 2002 the Company's senior notes and senior subordinated notes were upgraded to investment grade. The Company's credit agreement and the indentures governing the Company's senior notes and senior subordinated notes, contain affirmative, negative and financial covenants which have, among other requirements, limitations on (i) liens, (ii) consolidations, mergers or the sale of all or substantially all assets unless no default exists and, in the case of a consolidation or merger, the surviving entity assumes all of the Company's obligations under the credit agreement, and (iii) subsidiary debt. The covenants also provide that the Company may declare and pay a dividend and purchase its common stock so long as no default exists and the Company's leverage ratio (the ratio of the Company's consolidated total debt to consolidated EBITDA (earnings before interest, taxes, depreciation and amortization)) is less than 3.0 to 1. The Company's leverage ratio was significantly less than 3.0 to 1 at May 31, 2002. The credit agreement covenants also require that the Company's leverage ratio not exceed 3.5 to 1 and that the Company maintain specified levels of net worth and fixed-charge coverages. The Company is in compliance with all of its loan covenants.

In July 2001 and February 2002, the Board of Directors authorized the Company to repurchase an aggregate of up to 30 million shares of the Company's common stock to offset the dilutive effect of employee stock option exercises. On July 24, 2002, the Board authorized the repurchase of up to an additional 20 million shares not only to offset the dilutive effect of anticipated employee stock option exercises but also to enable the Company to take advantage of opportunistic market conditions. With the authorization, the Company may, from time to time as market conditions warrant, repurchase shares either on the open market or through other means, including the use of forward purchase agreements. During the year ended May 31, 2002, the Company purchased 18,180,750 shares of its common stock for $715 million at an average cost of $39.35. The Company also established forward purchase agreements with two unaffiliated counterparties for the purchase of another $182 million of stock (4.46 million shares at an average cost of $40.74 per share). The Company expects to settle those agreements within the next year. The

Company, at its option, may settle those forward purchase agreements through full-physical, net-share or net-cash settlements.

Subsequent to May 31, 2002, the Company purchased 901,700 shares of common stock for approximately $40 million at an average cost of $44.48 and entered into additional forward purchase agreements, on the same terms as those discussed above, for the purchase of $75 million of common stock (1.6 million shares at an average cost of $46.29 per share).

The Company's obligations to make future cash payments under contracts, such as debt and lease agreements, are summarized in the tables below, as of May 31, 2002:

Dollars in Millions

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

| | Total | 2003 | 2004 | 2005 | 2006 | 2007 | Later Years |
|---|---|---|---|---|---|---|---|
| Long-term debt | $ 4,036 | $ 95 | $ 21 | $ 28 | $1,261 | $ 554 | $ 2,077 |
| Capital lease obligations | 49 | 4 | 3 | 13 | 2 | 2 | 25 |
| Long-term operating leases | 837 | 192 | 161 | 100 | 81 | 71 | 232 |
| Standby letters of credit and guarantees | 118 | 42 | 6 | 4 | 5 | 61 | – |
| Total | $ 5,040 | $333 | $191 | $145 | $1,349 | $ 688 | $ 2,334 |

## MARKET RISK ASSOCIATED WITH FINANCIAL INSTRUMENTS

The table below presents information about certain of the Company's market-sensitive financial instruments as of May 31, 2002. The fair values were determined based on quoted market prices for the same or similar instruments. The Company is exposed to interest rate changes on its variable rate long-term debt. A 1% change in interest rates on that debt would have resulted in changes in net income of approximately $5 million in 2002.

The Company does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features.

Dollars in Millions

FINANCIAL INSTRUMENTS

| | Maturity Date, Year Ending May 31 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter | Total | Fair Value |
| Fixed-rate long-term debt | $ 99 | $ 24 | $ 41 | $ 288 | $ 556 | $ 2,102 | $ 3,110 | $ 3,097 |
| Average interest rates | 10.0% | 9.6% | 9.8% | 6.1% | 5.4% | 6.6% | 6.6% | – |
| Variable-rate long-term debt | – | – | – | $ 975 | | – | $ 975 | $ 975 |
| Average interest rates | – | – | – | 3.5% | | – | 3.5% | – |

At May 31, 2002, the Company's principal long-term, market-sensitive investments consisted of 8,301,067 shares of Ventas, Inc., with a market value of $109 million and an independently managed investment portfolio of debt securities with a market value of $69 million. The investment portfolio of debt securities consisted of investments in U.S. Treasury Bills and notes with the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, with an average maturity of 180 days. The Company's market risk associated with its investments in debt securities classified as a current asset is substantially mitigated by the frequent turnover of the portfolio.

The Company has no affiliation with partnerships, trusts or other entities (sometimes referred to as special purpose entities) whose purpose is to facilitate off-balance sheet financial transactions or similar arrangements. Thus, the Company has no exposure to the financing, liquidity, market or credit risks associated with such entities.

## BUSINESS OUTLOOK

For many years, significant unused capacity at U.S. hospitals, payor-required preadmission authorization and payor pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients created an environment where hospital admissions and length of stay declined significantly. More recently, admissions have begun to increase as the baby boomer generation enters the stage of life where hospital utilization increases. Admissions to Tenet hospitals during fiscal 2001 and 2002 increased the most in those baby boomer age groups— 41-to-50 and 51-to-60. The Company anticipates a long period of increasing demand for hospital services as this population group continues to age.

Simultaneously, the Company has experienced three successive years of significant increases in same-facility inpatient revenue per admission. Given the current outlook for government reimbursement rates and managed care contracting rates, combined with the strong competitive positioning of the Company's integrated health care delivery systems and its emphasis in growing high-acuity services, the Company expects continued increases in same-facility inpatient revenue per admission.

The ongoing challenge facing the Company and the health care industry as a whole is to continue to provide quality patient care in a competitive environment, to attain reasonable rates for the services it provides and to manage its costs. The primary cost pressure facing the Company and the industry is the ongoing increase of labor costs due to a nationwide shortage of nurses. The Company expects the nursing shortage to continue and has implemented various initiatives to better position its hospitals to attract and retain qualified nursing personnel, improve productivity and otherwise manage labor-cost pressures.

## FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report, including, without limitation, statements containing the words believes, anticipates, expects, will, may, might, should, surmises, estimates, intends, appears and words of similar import, and statements regarding the Company's business strategy and plans, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and involve known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company's or the health care industry's actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and regionally; industry capacity; demographic changes; changes in, or the failure to comply with, laws and governmental regulations; the ability to enter into managed care provider arrangements on acceptable terms; changes in Medicare and Medicaid payments or reimbursement, including those resulting from a shift from traditional reimbursement to managed care plans; liability and other claims asserted against the Company; competition, including the Company's failure to attract patients to its hospitals; the loss of any significant customers; technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, health care; a shortage of raw materials; a breakdown in the distribution process or other factors that may increase the Company's cost of supplies; changes in business strategy or development plans; the ability to attract and retain qualified personnel, including physicians, nurses and other health care professionals, including the impact on the Company's labor expenses resulting from a shortage of nurses and/or other health care professionals; the significant indebtedness of the Company; the availability of professional liability insurance coverage at current levels; the availability of suitable acquisition opportunities and the length of time it takes to accomplish acquisitions; the Company's ability to integrate new businesses with its existing operations; and the availability and terms of capital to fund the expansion of the Company's business, including the acquisition of additional facilities; and other factors referenced in this Annual Report and the Company's annual report on Form 10-K. Given these uncertainties, investors and prospective investors are cautioned not to rely on such forward-looking statements. The Company disclaims any obligation, and makes no promise, to update any such factors or forward-looking statements or to publicly announce the results of any revisions to any such factors or forward-looking statements, whether as a result of changes in underlying factors, to reflect new information, as a result of the occurrence of events or developments or otherwise.

To Our Shareholders:

The management of Tenet Healthcare Corporation ("Tenet") is responsible for the preparation, integrity and objectivity of the consolidated financial statements of the Company and its subsidiaries and all other information in this Annual Report to Shareholders. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts that are based on management's informed judgment and best estimates.

The Company maintains a comprehensive system of internal accounting controls to assist management in fulfilling its responsibility for financial reporting. These controls are supported by the careful selection and training of qualified personnel and an appropriate division of responsibilities. Management believes that these controls provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the Company's financial records are a reliable basis for preparing the consolidated financial statements.

The Audit Committee of the Board of Directors (the "Board"), comprised solely of directors who are neither current nor former officers or employees of the Company and who the Board has determined are "independent" as that term is defined by the New York Stock Exchange, meets regularly with Tenet's management, internal auditors and independent certified public accountants to review matters relating to financial reporting (including the quality of accounting principles), internal accounting controls and auditing. The independent accountants and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their audits.

The Company's independent certified public accountants, selected and engaged by the Audit Committee of the Board, perform an annual audit of the consolidated financial statements of the Company in accordance with auditing standards generally accepted in the United States of America. These standards require a review of the system of internal controls and tests of transactions to the extent deemed necessary by the independent certified public accountants for purposes of supporting their opinion as set forth in their independent auditors' report. Their report expresses an independent opinion on the fairness of presentation of the consolidated financial statements.

David L. Dennis
Office of the President,
Chief Corporate Officer and Chief Financial Officer, Vice Chairman

Raymond L. Mathiasen
Executive Vice President and Chief Accounting Officer

The Board of Directors and Shareholders
TENET HEALTHCARE CORPORATION:

We have audited the accompanying consolidated balance sheets of Tenet Healthcare Corporation and subsidiaries as of May 31, 2001 and 2002, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended May 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tenet Healthcare Corporation and subsidiaries as of May 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 16 to the consolidated financial statements, effective June 1, 1999, the Company changed its method of accounting for start-up costs.

KPMG LLP

Los Angeles, California
July 10, 2002, except as to the first and last paragraphs of
Note 5, which are as of July 24, 2002

Dollars in Millions

## CONSOLIDATED BALANCE SHEETS

| | 2001 | May 31<br>2002 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | $ 62 | $ 38 |
| Investments in debt securities | 104 | 100 |
| Accounts receivable, less allowances for doubtful accounts ($333 in 2001 and $315 in 2002) | 2,386 | 2,425 |
| Inventories of supplies, at cost | 214 | 231 |
| Deferred income taxes | 155 | 199 |
| Other current assets | 305 | 401 |
| **Total current assets** | **3,226** | **3,394** |
| Investments and other assets | 395 | 363 |
| Property and equipment, net | 5,976 | 6,585 |
| Costs in excess of net assets acquired, less accumulated amortization ($516 in 2001 and $610 in 2002) | 3,265 | 3,289 |
| Other intangible assets, at cost, less accumulated amortization ($90 in 2001 and $107 in 2002) | 133 | 183 |
| | **$ 12,995** | **13,814** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Current portion of long-term debt | $ 25 | $ 99 |
| Accounts payable | 775 | 968 |
| Employee compensation and benefits | 476 | 591 |
| Accrued interest payable | 132 | 59 |
| Other current liabilities | 758 | 867 |
| **Total current liabilities** | **2,166** | **2,584** |
| Long-term debt, net of current portion | 4,202 | 3,919 |
| Other long-term liabilities and minority interests | 994 | 1,003 |
| Deferred income taxes | 554 | 689 |
| Commitments and contingencies | | |
| **Shareholders' Equity:** | | |
| Common stock, $0.05 par value; authorized 1,050,000,000 shares; 493,833,000 shares issued at May 31, 2001 and 512,354,001 shares issued at May 31, 2002 | 25 | 26 |
| Additional paid-in capital | 2,898 | 3,367 |
| Accumulated other comprehensive loss | (44) | (44) |
| Retained earnings | 2,270 | 3,055 |
| Less common stock in treasury, at cost, 5,632,062 shares at May 31, 2001 and 23,812,812 shares at 2002 | (70) | (785) |
| **Total shareholders' equity** | **5,079** | **5,619** |
| | **$ 12,995** | **$ 13,814** |

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Dollars in Millions, Except Per Share Amounts

## CONSOLIDATED STATEMENTS OF INCOME

| | Years Ended May 31 2000 | 2001 | 2002 |
|---|---|---|---|
| **Net operating revenues** | $ 11,414 | $ 12,053 | $13,913 |
| **Operating Expenses:** | | | |
| Salaries and benefits | 4,508 | 4,680 | 5,346 |
| Supplies | 1,595 | 1,677 | 1,960 |
| Provision for doubtful accounts | 851 | 849 | 986 |
| Other operating expenses | 2,525 | 2,603 | 2,824 |
| Depreciation | 411 | 428 | 472 |
| Amortization | 122 | 126 | 132 |
| Impairment and other unusual charges | 355 | 143 | 99 |
| **Operating income** | 1,047 | 1,547 | 2,094 |
| Interest expense | (479) | (456) | (327) |
| Investment earnings | 22 | 37 | 32 |
| Minority interests in income of consolidated subsidiaries | (21) | (14) | (38) |
| Net gains on sales of facilities and long-term investments | 49 | 28 | – |
| **Income from continuing operations before income taxes** | 618 | 1,142 | 1,761 |
| Income taxes | (278) | (464) | (736) |
| **Income from continuing operations, before discontinued operations, extraordinary charge and cumulative effect of accounting change** | 340 | 678 | 1,025 |
| Discontinued operations, net of taxes | (19) | – | – |
| Extraordinary charge from early extinguishment of debt, net of taxes | – | (35) | (240) |
| Cumulative effect of accounting change, net of taxes | (19) | – | – |
| **Net income** | $ 302 | $ 643 | $ 785 |
| **EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE:** | | | |
| **Basic:** | | | |
| Continuing operations | $ 0.73 | $ 1.41 | $ 2.09 |
| Discontinued operations | (0.04) | – | – |
| Extraordinary charge | – | (0.07) | (0.49) |
| Cumulative effect of accounting change | (0.04) | – | – |
| | $ 0.65 | $ 1.34 | $ 1.60 |
| **Diluted:** | | | |
| Continuing operations | $ 0.72 | $ 1.39 | $ 2.04 |
| Discontinued operations | (0.04) | – | – |
| Extraordinary charge | – | (0.08) | (0.48) |
| Cumulative effect of accounting change | (0.04) | – | – |
| | $ 0.64 | $ 1.31 | $ 1.56 |
| **WEIGHTED SHARES AND DILUTIVE SECURITIES OUTSTANDING (IN THOUSANDS):** | | | |
| Basic | 467,970 | 479,621 | 489,717 |
| Diluted | 472,377 | 490,728 | 502,899 |

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Dollars in Millions

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| | Years Ended May 31 2000 | 2001 | 2002 |
|---|---|---|---|
| **Net Income** | $ 302 | $ 643 | $ 785 |
| **Other Comprehensive Income (Loss):** | | | |
| Unrealized gains (losses) on securities held as available for sale: | | | |
| Unrealized net holding gains (losses) arising during period | (142) | 80 | 31 |
| Less: reclassification adjustment for (gains) losses included in net income | (92) | (39) | 1 |
| Foreign currency translation adjustments | (1) | (3) | (4) |
| Losses on derivative instruments designated and qualifying as cash flow hedges | – | – | (28) |
| **Other comprehensive income (loss), before income taxes** | **(235)** | **38** | **–** |
| Income tax benefit (expense) related to items of other comprehensive income | 88 | (12) | – |
| Other comprehensive income (loss) | (147) | 26 | – |
| **Comprehensive income** | **$ 155** | **$ 669** | **$ 785** |

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Dollars in Millions, Share Amounts in Thousands

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Outstanding Shares | Issued Amount | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Treasury Stock |
|---|---|---|---|---|---|---|
| **Balances, May 31, 1999** | **466,536** | **$ 24** | **$ 2,510** | **$ 77** | **$ 1,329** | **$ (70)** |
| Net income | | | | | 302 | |
| Other comprehensive loss | | | | (147) | | |
| Issuance of common stock | 1,833 | | 20 | | | |
| Stock options exercised | 1,821 | | 25 | | | |
| Redemption of shareholder rights | | | | | (4) | |
| **Balances, May 31, 2000** | **470,190** | **24** | **2,555** | **(70)** | **1,627** | **(70)** |
| Net income | | | | | 643 | |
| Other comprehensive income | | | | 26 | | |
| Issuance of common stock | 840 | 1 | 15 | | | |
| Stock options exercised | 17,171 | | 328 | | | |
| **Balances, May 31, 2001** | **488,201** | **25** | **2,898** | **(44)** | **2,270** | **(70)** |
| Net income | | | | | 785 | |
| Other comprehensive income | | | | – | | |
| Issuance of common stock | 692 | | 21 | | | |
| Stock options exercised | 17,829 | 1 | 448 | | | |
| Shares repurchased | (18,181) | | | | | (715) |
| **Balances, May 31, 2002** | **488,541** | **$ 26** | **$ 3,367** | **$ (44)** | **$ 3,055** | **$ (785)** |

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Dollars in Millions

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended May 31 | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| **Net income** | **$ 302** | **$ 643** | **$ 785** |
| **Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:** | | | |
| Depreciation and amortization | 533 | 554 | 604 |
| Provision for doubtful accounts | 851 | 849 | 986 |
| Impairment and other unusual charges | 355 | 143 | 99 |
| Income tax benefit related to stock options | 3 | 74 | 176 |
| Deferred income taxes | 2 | 48 | 90 |
| Net gain on sales of facilities and long-term investments | (49) | (28) | – |
| Discontinued operations | 19 | – | – |
| Extraordinary charge from early extinguishment of debt | – | 35 | 240 |
| Cumulative effect of accounting change | 19 | – | – |
| Other items | 30 | 27 | 46 |
| **Increases (Decreases) in Cash from Changes in Operating Assets and Liabilities, Net of Effects from Purchases of New Businesses and Sales of Facilities:** | | | |
| Accounts receivable | (1,139) | (735) | (1,075) |
| Inventories and other current assets | 51 | 45 | (104) |
| Accounts payable, accrued expenses and other current liabilities | (15) | 312 | 526 |
| Other long-term liabilities and minority interests | 17 | (20) | 19 |
| Net expenditures for discontinued operations, impairment and other unusual charges | (110) | (129) | (77) |
| **Net cash provided by operating activities** | **869** | **1,818** | **2,315** |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Purchases of property and equipment | (619) | (601) | (889) |
| Purchases of new businesses, net of cash acquired | (38) | (29) | (324) |
| Proceeds from sales of facilities, long-term investments and other assets | 764 | 132 | 28 |
| Other items, including expenditures related to prior-year purchases of new businesses | (143) | (76) | (42) |
| **Net cash used in investing activities** | **(36)** | **(574)** | **(1,227)** |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Proceeds from borrowings | 1,298 | 992 | 4,394 |
| Sales of senior notes | – | 395 | 2,541 |
| Repayments of borrowings | (2,085) | (2,389) | (3,513) |
| Repurchases of senior and senior subordinated notes | – | (556) | (4,063) |
| Proceeds from exercises of stock options | 25 | 254 | 273 |
| Purchases of treasury stock | – | – | (715) |
| Proceeds from sales of common stock | 20 | 15 | 21 |
| Other items | 15 | (28) | (50) |
| **Net cash used in financing activities** | **(727)** | **(1,317)** | **(1,112)** |
| Net increase (decrease) in cash and cash equivalents | 106 | (73) | (24) |
| Cash and cash equivalents at beginning of year | 29 | 135 | 62 |
| Cash and cash equivalents at end of year | $ 135 | $ 62 | $ 38 |

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

**Note 1**

## BASIS OF PRESENTATION

The accounting and reporting policies of Tenet Healthcare Corporation (together with its subsidiaries, "Tenet" or the "Company") conform to accounting principles generally accepted in the United States of America and prevailing practices for investor-owned entities within the health care industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

**Note 2**

## SIGNIFICANT ACCOUNTING POLICIES

### A. The Company

Tenet is an investor-owned health care services company whose subsidiaries and affiliates (collectively, "subsidiaries") own or operate general hospitals and related health care facilities and hold investments in other companies, including health care companies. At May 31, 2002, the Company's subsidiaries operated 116 domestic general hospitals serving urban and rural communities in 17 states, with a total of 28,667 licensed beds. The Company's subsidiaries also own or operate a small number of rehabilitation hospitals, specialty hospitals, long-term-care facilities, a psychiatric facility and medical office buildings all located on the same campus as, or nearby, the Company's general hospitals, a general hospital and related health care facilities in Barcelona, Spain, physician practices and various other ancillary health care businesses, including outpatient surgery centers, home health care agencies, occupational and rural health care clinics and health maintenance organizations.

At May 31, 2002, the Company's largest concentrations of hospital beds were in California with 29.7%, Florida with 16.3% and Texas with 12.2%. The concentration of hospital beds in these three states increases the risk that any adverse economic, regulatory or other developments that may occur in such states may adversely affect the Company's results of operations or financial position.

The Company is also subject to changes in government legislation that could impact Medicare and Medicaid payment levels and to increased levels of managed care penetration and changes in payor patterns that may impact the level and timing of payments for services rendered.

### B. Principles of Consolidation

The consolidated financial statements include the accounts of Tenet and its wholly owned and majority-owned subsidiaries. Significant investments in other affiliated companies generally are accounted for using the equity method. Intercompany accounts and transactions are eliminated in consolidation. The results of operations of acquired businesses in purchase transactions are included from their respective acquisition dates.

### C. Net Operating Revenues

Net operating revenues are recognized in the period when services are performed and consist primarily of net patient service revenues that are recorded based on established billing rates less estimated discounts for contractual allowances principally for patients covered by Medicare, Medicaid and managed care and other health plans.

Percentages of consolidated net patient revenues for the Company's domestic general hospitals for the past three years are shown in the table below:

| PERCENTAGES OF CONSOLIDATED NET PATIENT REVENUES | 2000 | 2001 | 2002 |
|---|---|---|---|
| Medicare | 32.6% | 30.8% | 31.8% |
| Medicaid | 8.3% | 8.2% | 8.6% |
| Managed care | 40.7% | 43.3% | 43.9% |
| Indemnity and other | 18.4% | 17.7% | 15.7% |

The discounts for Medicare and Medicaid contractual allowances are based primarily on prospective payment systems. Discounts for retrospectively cost-based revenues, which were more prevalent in earlier periods, are estimated based on historical and current factors and are adjusted in future periods when settlements of filed cost reports are received. Final settlements under these programs are subject to adjustment based on administrative review and audit by third parties, which can take several years to resolve completely. Because the laws and regulations governing the Medicare and Medicaid programs are ever-changing and complex, the estimates recorded by the Company could change by material amounts. The Company records adjustments to its previously recorded contractual allowances in future periods as final settlements are determined. Adjustments related to final settlements increased revenues in each of the years ended May 31, 2000, 2001 and 2002 by $103 million, $4 million and $36 million, respectively.

Revenues under managed care health plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates and other similar contractual arrangements. These revenues also are subject to review and possible audit by the payors.

Management believes that adequate provision has been made for any adjustments that may result from final determination of amounts earned under all the above arrangements. There are no known material claims, disputes or unsettled matters with any payors that are not adequately provided for in the accompanying consolidated financial statements.

The Company provides care, without charge or at amounts substantially less than its established rates, to patients who meet certain financial or economic criteria. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in net operating revenues or in operating expenses.

### D. Cash Equivalents

The Company treats highly liquid investments with original maturities of three months or less as cash equivalents.

### E. Investments in Debt and Equity Securities

Investments in debt and equity securities are classified as either available-for-sale, held-to-maturity or as part of a trading portfolio. At May 31, 2001 and 2002, the Company had no significant investments in securities classified as either held-to-maturity or trading. Securities classified as available-for-sale are carried at fair value if unrestricted. Their unrealized gains and losses, net of tax, are reported as accumulated other comprehensive income (loss). Realized gains or losses are included in net income on the specific identification method.

### F. Provision for Doubtful Accounts

The Company provides for accounts receivable that could become uncollectible in the future by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. The Company estimates this allowance based on the aging of its accounts receivable and its historical collection experience by hospital and for each type of payor.

### G. Long-Lived Assets

The Company uses the straight-line method of depreciation for buildings, building improvements and equipment over estimated useful lives of 25 to 50 years for buildings and improvements; and three to 15 years for equipment. Capital leases are recorded at the beginning of the lease term as assets and liabilities at the lower of the present value of the minimum lease payments or the fair value of the assets. Such assets, including improvements, are amortized over the shorter of the lease term or estimated useful life. The Company capitalizes interest costs related to construction projects. Capitalized interest was $29 million in 2000, $8 million in 2001 and $9 million in 2002.

Prior to June 1, 2002, except for acquisitions consumated after June 30, 2001, costs in excess of the fair value of the net assets of purchased businesses (goodwill) generally were amortized on a straight-line basis, primarily over 40 years. On June 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under this new accounting standard, all goodwill will no longer be amortized, but will be subject to impairment tests at least annually. As a preadoption measure, this standard also required the cessation of goodwill amortization for acquisitions consummated after June 30, 2001, the effect of which was not material.

The Company evaluates its long-lived assets to be held and used for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows. Measurement of the amount of the impairment, if any, may be based on independent appraisals, established market values of comparable assets or estimates of future discounted cash flows expected to result from the use and ultimate disposition of the asset. The estimates of these future cash flows are based on assumptions and projections believed by management to be reasonable and supportable. They require management's subjective judgments and take into account assumptions about patient volumes, changes in payor mix, revenue and expense growth rates and changes in legislation and other payor payment patterns. These assumptions vary by type of facility.

In general, long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less costs to sell or close. In such circumstances, the company's estimates of fair value are usually based on established market prices for comparable assets.

### H. Accrual for General and Professional Liability Risks

The Company maintains reserves based on actuarial estimates by an independent third party for the portion of its professional liability risks, including incurred but not reported claims, for which it does not have insurance coverage. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and are discounted to their present value using a discount rate of 7.5%. There can be no assurance that the ultimate liability will not exceed such estimates. Adjustments to the reserves are included in results of operations in the periods when such amounts are determined.

### I. Income Taxes

The Company accounts for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Developing the Company's provision for income taxes requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets. The Company has not recorded any valuation allowances as of May 31, 2002 because management believes that future taxable income will, more likely than not, be sufficient to realize the benefits of those assets as the temporary differences in basis reverse over time. The Company's judgments and tax strategies are subject to audit by various taxing authorities.

While the Company believes it has provided adequately for its income tax liabilities in its consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on the Company's consolidated financial position and results of operations.

### J. Stock Options

The Company has stock-based compensation plans and applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for stock options granted to employees or directors under the plans because the exercise prices for options granted were equal to the quoted market prices on the option grant dates.

### K. Segment Reporting

The Company and its subsidiaries operate in one line of business: the provision of health care through general hospitals and related health care facilities. The Company's domestic general hospitals (which generated 93.4%, 95.8% and 96.9% of the Company's net operating revenues in fiscal years 2000, 2001 and 2002, respectively) and the Company's other health care related facilities are organized generally into three operating segments or divisions. These divisions' economic characteristics, the nature of their operations, the regulatory environment in which they operate and the manner in which they are managed all are similar. The components of these divisions share certain resources and they benefit from many common clinical and management practices. Accordingly, the Company aggregates these divisions into a single reportable operating segment, as that term is defined by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

**Note 3**

## ACQUISITIONS AND DISPOSALS OF FACILITIES

During the past three fiscal years the Company's subsidiaries have acquired eight general hospitals and certain other health care entities, as shown in the table below:

Dollars in Millions

| ACQUISITIONS | 2000 | 2001 | 2002 |
|---|---|---|---|
| Number of hospitals | 1 | 2 | 5 |
| Number of licensed beds | 230 | 417 | 1,528 |
| Purchase price information: | | | |
| Fair value of assets acquired | $ 55 | $ 27 | $ 370 |
| Liabilities assumed | (20) | (7) | (53) |
| Net assets acquired | 35 | 20 | 317 |
| Other health care entities | 3 | 9 | 7 |
| Net cash paid | $ 38 | $ 29 | $ 324 |

Costs in excess of the fair value of identifiable net assets acquired (goodwill) were $28 million, $8 million and $128 million in the years ended May 31, 2000, 2001 and 2002, respectively. All of the goodwill related to those acquisitions is expected to be fully deductible for income tax purposes.

In addition to striving to continually improve its portfolio of general hospitals through acquisitions, from time to time the Company divests hospitals that are not essential to its strategic objectives. For the most part, these facilities are not part of an integrated delivery system. The size and performance of these facilities vary, but on average they are smaller, with lower margins. Such divestitures allow the Company to streamline its organization by concentrating on, or strengthening, the integrated health care delivery systems in geographic areas where it already has a strong presence.

During the year ended May 31, 2000, the Company sold 17 general hospitals, closed three general hospitals and terminated the lease on one general hospital. The Company also sold three long-term-care facilities. The net gain on the sales of these facilities in 2000 was $50 million. During the year ended May 31, 2001 the Company sold one general hospital and three long-term-care facilities, closed one long-term-care facility and combined the operations of one rehabilitation hospital with the operations of a general hospital. During the year ended May 31, 2002, the Company sold one general hospital and three long-term-care facilities. The results of operations of the sold or closed businesses were not significant.

In addition, during the year ended May 31, 2000, the Company recorded $61 million in gains from sales of investments in Internet-related health care ventures, offset by $62 million in net losses from sales of other investments. During the year ended May 31, 2001, the Company recorded $28 million in net gains from sales of investments in health care ventures. There were no such gains or losses in the year ended May 31, 2002.

**Note 4**

## IMPAIRMENT AND OTHER UNUSUAL CHARGES

### 2002

In the second quarter of the year ended May 31, 2002 the Company recorded impairment and other unusual charges of $99 million primarily relating to the planned closure of two general hospitals and the sales of certain other health care businesses. The total charge consists of:

| IMPAIRMENT AND OTHER UNUSUAL CHARGES | Dollars in Millions |
|---|---|
| Impairment write-downs of property, equipment and other assets to estimated fair value | $ 76 |
| Expected cash disbursements related to lease cancellation costs, severance costs and other exit costs | 23 |
| | **$ 99** |

The impairment charge consists of write-downs of $39 million for property and equipment, $13 million for goodwill and $24 million for other assets. The principal elements of the balance of the charges are $7 million in lease cancellation costs, $5 million in severance costs related to the termination of 691 employees, $2 million in legal costs and settlements and $9 million in other exit costs. The Company decided to close these hospitals because they were operating at a loss, which was not significant, and were not essential to the Company's strategic objectives. One of these hospitals has been closed and the Company has reached a tentative agreement to sell the other hospital.

**2001**

In the fourth quarter of the year ended May 31, 2001, the Company recorded impairment and other unusual charges of $143 million relating to:

| Impairment and Other Unusual Charges | Dollars in Millions |
|---|---|
| The completion of the Company's program to terminate or buy out certain employment and management contracts with approximately 248 physicians over the next 18 months | $ 98 |
| Impairment of the carrying values of property and equipment and other assets in connection with the closure of one hospital and certain other health care businesses | 45 |
| | $ 143 |

The total charge consists of $55 million in impairment write-downs of property, equipment and other assets to estimated fair values and $88 million for expected cash disbursements related to costs of terminating unprofitable physician contracts, severance costs, lease cancellation and other exit costs. The impairment charge consists of write-downs of $29 million for property and equipment and $26 million for the other assets. The principal elements of the balance of the charges are $56 million for the buyout of unprofitable physician contracts, $6 million in severance costs related to the termination of 322 employees, $3 million in lease cancellation costs, and $23 million in other exit costs.

The Company decided to terminate or buy out the physician contracts because they were not profitable. During the latter part of fiscal 1999, the Company undertook the process of evaluating its physician strategy and began to develop plans to either terminate or allow a significant number of its existing unprofitable contracts with physicians to expire. During fiscal 2000, Company management, with the authority to do so, authorized the termination of approximately 50% of its unprofitable physician contracts. The termination of additional physician contracts that were not profitable was similarly authorized in fiscal 2001. As of May 31, 2002, the Company had exited most of the unprofitable contracts that management had authorized to be terminated or allowed to expire. Substantially all such remaining contracts will be terminated by July 31, 2002. The physicians, employees and property owners/lessors affected by this decision were duly notified, prior to the Company's respective fiscal year-ends.

**2000**

In the third and fourth quarters of the year ended May 31, 2000, the Company recorded impairment and other unusual charges of $355 million relating to:

| Impairment and Other Unusual Charges | Dollars in Millions |
|---|---|
| The Company's plan to terminate or buy out certain employment and management contracts with approximately 440 physicians over the next 15 months | $ 177 |
| The closure or sale of five general hospitals and other property and equipment | 178 |
| | $ 355 |

The charges consisted of $244 million in impairment write-downs of property, equipment and other assets to the lower of carrying values or estimated fair values and $111 million for expected cash expenditures for lease cancellation and other exit costs, the estimated and actual costs to close or sell the five general hospitals, severance costs and costs to terminate or buy out the unprofitable physician contracts. The impairment charge includes write-downs of $116 million for property and equipment, $69 million for goodwill and $59 million for other assets. The principal elements of the other charges were $38 million in lease cancellation costs, $12 million in severance costs related to the termination of 713 employees and $61 million in other exit costs.

The table below presents a reconciliation of beginning and ending liability balances in connection with impairment and other unusual charges recorded in the current and prior fiscal years, as of May 31, 2000, 2001 and 2002.

Dollars in Millions

LIABILITY BALANCES IN CONNECTION WITH IMPAIRMENT AND OTHER UNUSUAL CHARGES

| Reserves Related to: | May 31, 2000[1] | Charges | Cash Payments | Other Items[2] | May 31, 2001[1] | Charges | Cash Payments | Other Items[2] | May 31, 2002[1] |
|---|---|---|---|---|---|---|---|---|---|
| Lease cancellations, exit costs and estimated costs to sell or close hospitals and other facilities | $ 106 | $ 26 | $ (42) | $ (5) | $ 85 | $ 18 | $ (36) | $ (5) | $ 62 |
| Impairment losses to value property, equipment, goodwill and other assets, at estimated fair values | – | 55 | – | (55) | – | 76 | – | (76) | – |
| Severance costs in connection with the implementation of hospital cost-control programs, general overhead-reduction plans, closure of home health agencies and closure of hospitals and termination of physician contracts | 17 | 6 | (11) | – | 12 | 5 | (8) | – | 9 |
| Accruals for unfavorable lease commitments at six medical office buildings | 12 | – | (2) | – | 10 | – | (2) | – | 8 |
| Buyout of physician contracts | 4 | 56 | (32) | – | 28 | – | (22) | – | 6 |
| Other | 2 | – | (2) | – | – | – | – | – | – |
| **Total** | **$141** | **$143** | **$ (89)** | **$(60)** | **$135** | **$ 99** | **$(68)** | **$(81)** | **$ 85** |

(1) The liability balances are included in other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets. Cash payments to be applied against these liabilities are expected to approximate $48 million in fiscal 2003 and $37 million thereafter.
(2) Other items primarily include write-offs of long-lived assets, including property and equipment, goodwill and other assets.

**Note 5**

## REPURCHASES OF COMMON STOCK

During the year ended May 31, 2002, the Company's Board of Directors authorized the repurchase of up to 30 million shares of its common stock to offset the dilutive effect of employee stock option exercises. On July 24, 2002, the Board of Directors authorized the repurchase of up to an additional 20 million shares of the Company's common stock not only to offset the dilutive effect of anticipated employee stock option exercises but also to enable the Company to take advantage of opportunistic market conditions. During the year ended May 31, 2002, the Company purchased 18,180,750 shares for approximately $715 million at an average cost of $39.35 per share, as shown in the following table:

REPURCHASES OF COMMON STOCK

| Quarter Ended | Number of Shares | Cost | Average Cost |
|---|---|---|---|
| August 31, 2001 | 2,618,250 | $ 94,512,283 | $ 36.10 |
| November 30, 2001 | 2,437,500 | $ 93,322,287 | $ 38.29 |
| February 28, 2002 | 7,500,000 | $ 292,122,301 | $ 38.95 |
| May 31, 2002 | 5,625,000 | $ 235,461,974 | $ 41.86 |
| **Total** | **18,180,750** | **$715,418,845** | **$ 39.35** |

All purchased shares are held as treasury stock. All of the repurchases were funded by proceeds from employee stock option exercises and cash flow from operations. The Company has not purchased, nor does it intend to purchase, any shares from its officers or employees.

As of May 31, 2002, the Company had entered into forward purchase agreements with two unaffiliated counter-parties for the purchase of $182 million of stock (4.46 million shares at an average cost of $40.74 per share). The Company expects to settle those agreements within the next year and, at its option, may settle them through full-physical, net-share or net-cash settlements. The Company accounts for these agreements as equity transactions within permanent equity. Changes in fair value are not recognized in the financial statements. If the Company were to settle the agreements on a basis other than net-cash, the Company would be required to deliver approximately 113,000 more shares of its common stock than it is entitled to receive for a $1 decrease in the market price of its common stock below the average contract price above. The agreement terms provide for maximum numbers of shares that may be required to be issued in net-share settlements with each counterparty, which maximum currently aggregates to 22.2 million shares.

Subsequent to May 31, 2002, the Company purchased 901,700 shares of common stock for approximately $40 million at an average cost of $44.48 and entered into additional forward purchase agreements, on the same terms as those discussed above, for the purchase of $75 million of common stock (1.6 million shares at an average cost of $46.29 per share).

**Note 6**

## LONG-TERM DEBT AND LEASE OBLIGATIONS

| Dollars in Millions<br>LONG-TERM DEBT | 2001 | 2002 |
|---|---|---|
| Loans payable to banks – unsecured | $ 60 | $ 975 |
| 5 3/8% Senior Notes due 2006 | – | 550 |
| 6 3/8% Senior Notes due 2011 | – | 1,000 |
| 6 1/2% Senior Notes due 2012 | – | 600 |
| 6 7/8% Senior Notes due 2031 | – | 450 |
| 8 1/8% Senior Subordinated Notes due 2008 | 897 | 2 |
| 6% Exchangeable Subordinated Notes due 2005 | 320 | 282 |
| 8 5/8% Senior Notes due 2003 | 455 | 16 |
| 7 7/8% Senior Notes due 2003 | 400 | 6 |
| 8% Senior Notes due 2005 | 811 | 22 |
| 7 5/8% Senior Notes due 2008 | 313 | – |
| 9 1/4% Senior Notes due 2010 | 238 | – |
| 8 5/8% Senior Subordinated Notes due 2007 | 628 | – |
| Zero-coupon guaranteed bonds due 2002 | 45 | 45 |
| Notes payable and capital lease obligations, secured by property and equipment, payable in installments to 2013 | 71 | 100 |
| Other notes, primarily unsecured | 53 | 37 |
| Unamortized note discounts | (64) | (67) |
| | **4,227** | **4,018** |
| Less current portion | (25) | (99) |
| | **$ 4,202** | **$ 3,919** |

**Loans Payable to Banks** – On March 1, 2001, the Company entered into a new senior unsecured $500 million 364-day credit agreement and a new senior unsecured $1.5 billion five-year revolving credit agreement (together, the "credit agreement"). The credit agreement replaced the Company's $2.8 billion five-year revolving bank credit agreement that would have expired on January 31, 2002. On February 28, 2002, the Company renewed the 364-day agreement for another 364 days. The credit agreement allows the Company to borrow, repay and reborrow up to $500 million prior to March 1, 2003 and up to $1.5 billion prior to March 1, 2006. The new credit agreement extends the Company's maturities, offers efficient pricing tied to quantifiable credit measures and has more flexible covenants than the previous credit agreement. The Company's unused borrowing capacity under its credit agreement was $931 million at May 31, 2002. At May 31, 2002 the interest rate on loans payable to banks under the credit agreement was 2.74%.

Loans under the credit agreement are unsecured and generally bear interest at a base rate equal to the prime rate or, if higher, the federal funds rate plus 0.5% or, at the option of the Company, an adjusted London Interbank Offered Rate ("LIBOR") plus an interest margin between 50 and 200 basis points. The Company has agreed to pay the lenders under the new credit agreement an annual facility fee on the total loan commitment at rates ranging from 20 to 57.5 basis points. The interest rate margins and the facility fee rates are based on the ratio of the Company's consolidated total debt to consolidated EBITDA (defined in the credit agreement as operating income plus depreciation, amortization, impairment and certain other unusual charges.)

**Senior Notes and Senior Subordinated Notes** – In May 2001, the Company repurchased an aggregate of $514 million of its senior and senior subordinated notes. In connection with the repurchase of debt and the refinancing of its bank credit agreement, the Company recorded an extraordinary charge from early extinguishment of debt in the amount of $35 million, net of tax benefits of $21 million, in the fourth quarter of the year ended May 31, 2001.

During the quarter ended August 31, 2001, the Company repurchased approximately $1.1 billion of portions of various issues of its senior notes. The transactions were funded with cash and borrowings under the Company's credit agreement.

On November 6, 2001, the Company sold $2.0 billion of new senior notes at interest rates and due dates as follows: $550 million— 5 3/8% Senior Notes due 2006, $1.0 billion— 6 3/8% Senior Notes due 2011 and $450 million— 6 7/8% Senior Notes due 2031, and used substantially all of the proceeds to repurchase approximately $1.6 billion of various issues of its senior and senior subordinated notes and borrowings under the bank credit agreement. These new senior notes are unsecured senior obligations of the Company, rank equally with all of the Company's other unsecured senior indebtedness and are redeemable at any time at the option of the Company.

During the quarter ended February 28, 2002, the Company repurchased the remaining $65 million of its 8 5/8% Senior Subordinated Notes due 2007, $56 million of its 8 1/8% Senior Subordinated Notes due 2008 and $24 million of its 6% Exchangeable Subordinated Notes due 2005. On March 4, 2002, the Company sold $600 million of new 6 1/2% Senior Notes due 2012 and used the proceeds to repurchase, on April 8, 2002, its 8 1/8% Senior Subordinated Notes due 2008 and for general corporate purposes.

On June 25, 2002, the Company sold $400 million of new 5% Senior Notes due 2007, used a portion of the proceeds to repay bank loans under the Company's credit agreement and will use the remainder of the proceeds to repurchase, at par, the remaining $282 million balance of its 6% Exchangeable Subordinated Notes due 2005.

In connection with the repurchases of debt during the year, the Company recorded extraordinary charges from early extinguishments of debt in the aggregate amount of $240 million, net of tax benefits of $143 million.

Prior to the sale of the new senior notes in November 2001 and March 2002, the Company used hedging strategies to lock in the risk-free component of interest rates in effect on the offering dates of the notes. The interest rate lock agreements were settled on the dates the notes were issued. Because the risk-free interest rates declined during the hedge periods, the Company incurred losses on these transactions when it unwound the hedges. The losses on the hedges were charged to Other Comprehensive Income (as the hedges were determined to be highly effective, based on the Company's assessment using the dollar offset method, performed at the inception of the hedges), and are being amortized into earnings over the terms of the new senior notes. The losses will be entirely offset by the effect of lower interest rates on the notes.

All of the remaining senior subordinated notes also are unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt, including the senior notes and borrowings under the credit agreement.

**Loan Covenants** – With the retirement or substantial retirement of eight issues of senior notes and senior subordinated notes since May 31, 2001, together with amendments to the loan covenants, the Company has eliminated substantially all of the restrictive covenants associated with debt issued when the Company was considered a "high yield" issuer. During fiscal 2002, the Company's senior notes and senior subordinated notes were upgraded to investment grade. The Company's credit agreement and the indentures governing the Company's senior and senior subordinated notes contain affirmative, negative and financial covenants which have, among other requirements, limitations on (i) liens, (ii) consolidations, mergers or the sale of all or substantially all assets unless no default exists and, in the case of a consolidation or merger, the surviving entity assumes all of the Company's obligations under the credit agreement, and (iii) subsidiary debt. The covenants also provide that the Company may declare and pay a dividend and purchase its common stock so long as no default exists and the Company's leverage ratio (the ratio of the Company's consolidated total debt to consolidated EBITDA (as defined on page 38)) is less than 3.0 to 1. The Company's leverage ratio was significantly less than 3.0 to 1 at May 31, 2002. The credit agreement covenants also require that the Company's leverage ratio not exceed 3.5 to 1 and that the Company maintain specified levels of net worth and fixed-charge coverages. The Company is in compliance with its loan covenants. There are no compensating balance requirements for any credit line or borrowing.

Future long-term debt maturities and minimum operating lease payments as of May 31, 2002 are as follows:

Dollars in Millions

**LONG-TERM DEBT MATURITIES & LEASE OBLIGATIONS**

| | 2003 | 2004 | 2005 | 2006 | 2007 | LATER YEARS |
|---|---|---|---|---|---|---|
| Long-term debt | $ 99 | $ 24 | $ 41 | $1,263 | $ 556 | $ 2,102 |
| Long-term operating leases | 192 | 161 | 100 | 81 | 71 | 232 |

Rental expense under operating leases, including short-term leases, was $286 million in 2000, $237 million in 2001 and $241 million in 2002.

**Note 7**

## INCOME TAXES

| Dollars in Millions<br>INCOME TAXES ON CONTINUING OPERATIONS | 2000 | 2001 | 2002 |
|---|---|---|---|
| **Currently Payable:** | | | |
| Federal | $ 232 | $ 361 | $ 569 |
| State | 32 | 55 | 77 |
| | 264 | 416 | 646 |
| **Deferred:** | | | |
| Federal | (4) | 32 | 58 |
| State | 18 | 16 | 32 |
| | 14 | 48 | 90 |
| | **$ 278** | **$ 464** | **$ 736** |

A reconciliation between the amount of reported income tax expense and the amount computed by multiplying income from continuing operations before income taxes by the statutory Federal income tax rate is shown below:

| Dollars in Millions<br>INCOME TAXES | 2000 | 2001 | 2002 |
|---|---|---|---|
| Tax provision at statutory federal rate of 35% | $ 216 | $ 400 | $ 616 |
| State income taxes, net of federal income tax benefit | 32 | 44 | 71 |
| Goodwill amortization | 23 | 22 | 22 |
| Nondeductible goodwill included in asset sales | 32 | – | – |
| Nondeductible asset impairment charges | 1 | – | 4 |
| Change in valuation allowance and tax contingency reserves | (32) | (8) | 13 |
| Other items | 6 | 6 | 10 |
| | **$ 278** | **$ 464** | **$ 736** |

Deferred tax assets and liabilities as of May 31, 2001 and 2002 relate to the following:

| DEFERRED TAX ASSETS AND LIABILITIES (Dollars in Millions) | 2001 | | 2002 | |
|---|---|---|---|---|
| | Assets | Liabilities | Assets | Liabilities |
| Depreciation and fixed-asset basis differences | $ – | $ 796 | $ – | $ 866 |
| Reserves related to discontinued operations, impairment and other unusual charges | 122 | – | 101 | – |
| Receivables – doubtful accounts and adjustments | – | 10 | – | 2 |
| Accruals for insurance risks | 127 | – | 142 | – |
| Intangible assets | – | 68 | – | 137 |
| Other long-term liabilities | 39 | – | 51 | – |
| Benefit plans | 79 | – | 90 | – |
| Other accrued liabilities | 60 | – | 94 | – |
| Investments and other assets | 30 | – | – | 8 |
| Net operating loss carryforwards | 11 | – | 21 | – |
| Other items | 7 | – | 24 | – |
| | **$ 475** | **$ 874** | **$ 523** | **$1,013** |

Management believes that realization of the deferred tax assets is more likely than not to occur as temporary differences reverse against future taxable income.

At May 31, 2002, the Company's carryforwards from prior tax returns available to offset future federal net taxable income consisted of net operating loss carryforwards of approximately $24 million expiring in 2004 and $37 million expiring in 2014 through 2016.

Allowable federal deductions relating to net operating losses are subject to annual limitations. These limitations are not expected to significantly affect the ability of the Company to ultimately recognize the benefit of these net operating loss deductions in future years.

**Note 8**

## CLAIMS AND LAWSUITS

For years, through May 31, 2002, the Company insured substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions through a majority-owned insurance subsidiary under a mature claims-made policy with a 10-year discovery period. These self-insured retentions were $1 million per occurrence for the three years ended May 31, 2002 and in prior years varied by hospital and by policy period from $500,000 to $5 million per occurrence. Risks in excess of $3 million per occurrence were, in turn, reinsured with major independent insurance companies. Effective June 1, 2002, the Company, along with another unrelated health care company, formed a new insurance subsidiary. This subsidiary insures professional and general liability risks, in excess of a $2 million self-insured retention, under a first-year only claims-made policy, and, in turn, reinsures its risks in excess of $5 million per occurrence with major independent insurance companies. In addition to the reserves recorded by the above insurance subsidiaries, the Company maintains reserves based on actuarial estimates for the portion of its professional liability risks, including incurred but not reported claims, for which it does not have insurance coverage. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and have been discounted to their present value using a discount rate of 7.5%. There can be no assurance that the ultimate liability will not exceed such estimates. Adjustments to the reserves are included in results of operations in the periods when such amounts are determined.

Both federal and state agencies continue heightened and coordinated civil and criminal enforcement efforts against the health care industry. As part of an announced work plan, which is implemented through the use of national initiatives against health care providers, including the Company, the government is scrutinizing, among other things, the terms of acquisitions of physician practices and the coding practices related to certain clinical laboratory procedures and inpatient procedures. In addition, health care providers, including the Company, continue to see increased use of the False Claims Act, particularly by individuals who bring actions on behalf of the government alleging that a hospital has defrauded the federal government. Although companies in the health care industry in general, and the Company in particular, have been and may continue to be subject to these government investigations and other actions, the Company is unable to predict the impact of such actions on its business, financial condition or results of operations.

**Note 9**

## SELECTED BALANCE SHEET DETAILS

| Dollars in Millions<br>OTHER CURRENT ASSETS | 2001 | 2002 |
|---|---|---|
| Other receivables | $ 162 | $ 252 |
| Prepaid expenses and other current items | 87 | 107 |
| Assets held for sale or disposal, at the lower of carrying value or fair value less estimated costs to sell or dispose | 56 | 42 |
| Other current assets | $ 305 | $ 401 |

The results of operations of the assets held for sale or disposal and the impact of suspending depreciation and amortization were not significant.

Dollars in Millions

| PROPERTY AND EQUIPMENT | 2001 | 2002 |
|---|---|---|
| Land | $ 530 | $ 594 |
| Buildings and improvements | 4,949 | 5,412 |
| Construction in progress | 199 | 262 |
| Equipment | 2,905 | 3,303 |
| | **8,583** | **9,571** |
| Less accumulated depreciation and amortization | (2,607) | (2,986) |
| Net property and equipment | **$ 5,976** | **$ 6,585** |

Property and equipment is stated at cost less accumulated depreciation and amortization and impairment write-downs related to assets held and used.

**Note 10**

## STOCK BENEFIT PLANS

The Company currently grants stock-based awards pursuant to its 2001 Stock Incentive Plan, which is described below. Prior to the Company's shareholders approving that plan at their 2001 Annual Meeting, the Company granted stock-based awards to its directors and employees pursuant to other plans. Stock options remain outstanding under those other plans, but no additional stock-based awards will be granted under those other plans. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for stock options granted to employees or directors under the plans because the exercise prices for options granted were equal to the quoted market prices on the option grant dates.

Pursuant to the terms of the Company's stock-based compensation plans, awards granted under the plans vest and may be exercised as determined by the Compensation Committee of the Company's Board of Directors. In the event of a change in control, the Compensation Committee may, in its sole discretion, without obtaining shareholder approval, accelerate the vesting or performance periods of the awards.

Under the 2001 Stock Incentive Plan, 60,000,000 shares of common stock were approved for stock-based awards. At May 31, 2002, there were 49,908,830 shares of common stock available for future grants of stock options and other incentive awards to the Company's key employees, advisors, consultants and directors under the plan. Options granted to employees, advisors and consultants have an exercise price equal to the fair market value of the Company's shares on the date of grant and normally are exercisable at the rate of one-third per year beginning one year from the date of grant. Stock options generally expire 10 years from the date of grant. No performance-based incentive stock awards have been granted since fiscal 1994.

Under the 2001 Stock Incentive Plan, nonemployee directors receive 18,000 options per year and 36,000 options upon joining the Board of Directors. Awards have an exercise price equal to the fair market value of the Company's shares on the date of grant. At the recommendation of independent compensation consultants retained by the Compensation Committee, the options granted vest immediately upon issuance and expire 10 years after the date of grant.

The following table summarizes certain information about the Company's stock options outstanding at May 31, 2002:

### OUTSTANDING STOCK OPTIONS

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Options | Weighted-Average Remaining Contractual Life | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price |
| $ 6.25 to $14.52 | 10,323,931 | 5.7 years | $ 11.60 | 6,697,797 | $ 11.77 |
| $ 14.53 to $22.80 | 8,180,581 | 5.9 years | 19.96 | 8,135,395 | 19.97 |
| $ 22.81 to $31.07 | 11,290,889 | 8.6 years | 28.14 | 2,221,049 | 27.68 |
| $ 31.08 to $39.34 | 369,000 | 9.3 years | 37.39 | 144,000 | 39.00 |
| $ 39.35 to $47.61 | 10,232,171 | 9.5 years | 40.42 | 30,000 | 40.41 |
| | **40,396,572** | **7.5 years** | **$25.45** | **17,228,241** | **$ 17.97** |

A summary of the status of the Company's stock option plans as of May 31, 2000, 2001 and 2002, and changes during the years ended on those dates is presented below:

### STOCK OPTIONS PLANS

| | 2000 | | 2001 | | 2002 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 47,081,279 | $ 15.84 | 52,963,926 | $ 14.81 | 46,126,755 | $ 17.74 |
| Granted | 12,252,977 | 11.32 | 10,758,462 | 27.53 | 12,869,792 | 38.60 |
| Exercised | (1,821,116) | 11.77 | (17,170,896) | 14.81 | (17,829,297) | 15.29 |
| Forfeited | (4,549,214) | 17.20 | (424,737) | 19.57 | (770,678) | 20.06 |
| Outstanding at end of year | 52,963,926 | 14.81 | 46,126,755 | 17.74 | 40,396,572 | 25.45 |
| Options exercisable at year end | **30,179,508** | **$ 14.37** | **24,298,478** | **$ 15.28** | **17,228,241** | **$ 17.97** |

The weighted average fair value of options granted in 2000, 2001 and 2002 was $5.47, $14.01 and $18.45, respectively. The fair values of the option grants in the table above, and for purposes of the pro forma disclosures below, have been estimated as of the date of each grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

| VALUATION ASSUMPTIONS | 2000 | 2001 | 2002 |
|---|---|---|---|
| Expected volatility | 36.0% | 39.0% | 39.9% |
| Risk-free interest rates | 5.9% | 5.4% | 4.5% |
| Expected lives, in years | 6.6 | 7.0 | 6.8 |
| Expected dividend yield | 0 % | 0 % | 0 % |

The Expected Volatility is derived using daily data drawn from the five years preceding the date of grant. The risk-free interest rate is the approximate yield on seven-and 10-year United States Treasury Bonds on the date of grant. The expected life is an estimate of the number of years the option will be held before it is exercised. The valuation model was not adjusted for nontransferability, risk of forfeiture or the vesting restrictions of the options, all of which would reduce the value if factored into the calculation.

Had compensation cost for the Company's stock options granted to employees and directors been determined based on these fair values for awards granted during the past three years, the Company's net income and earnings per share would have been the amounts indicated below:

Dollars in Millions, Except Per Share Amounts

| PRO FORMA DISCLOSURES | 2000 | 2001 | 2002 |
|---|---|---|---|
| **Net Income:** | | | |
| As reported | $ 302 | $ 643 | $ 785 |
| Pro forma | $ 249 | $ 590 | $ 713 |
| **Basic Earnings Per Common Share:** | | | |
| As reported | $ 0.65 | $ 1.34 | $ 1.60 |
| Pro forma | $ 0.54 | $ 1.24 | $ 1.46 |
| **Diluted Earnings Per Common Share:** | | | |
| As reported | $ 0.64 | $ 1.31 | $ 1.56 |
| Pro forma | $ 0.53 | $ 1.21 | $ 1.43 |

**Note 11**

## EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan under which it is authorized to issue up to 14,250,000 shares of common stock to eligible employees of the Company or its designated subsidiaries. Under the terms of the plan, eligible employees may elect to have between 1% and 10% of their base earnings withheld each calendar quarter to purchase, on the last day of the quarter, shares of the Company's common stock at a purchase price equal to 85% of the lower of the closing price on the first day of the quarter or its closing price on the last day of the quarter. In accordance with APB No. 25, no compensation cost has been recognized for the purchase price discount under this plan. Under the plan, no individual may purchase, in any year, shares with a fair market value in excess of $25,000. Under the plan, the Company sold the following numbers of shares in each of the three years ended May 31:

EMPLOYEE STOCK PURCHASE PLAN

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Number of shares | 1,647,831 | 839,982 | 691,704 |
| Weighted average price | $ 10.61 | $ 18.01 | $ 30.19 |

**Note 12**

## EMPLOYEE RETIREMENT PLAN

Substantially all domestic employees who are employed by the Company or its subsidiaries, upon qualification, are eligible to participate in a defined contribution 401(k) plan. Employees who elect to participate may make contributions of from 1% to 20% of their eligible compensation, and the Company matches such contributions up to a maximum percentage. Company contributions to the plan were approximately $52 million for fiscal 2000, $54 million for fiscal 2001 and $60 million for fiscal 2002.

**Note 13**

## INVESTMENTS

The Company's principal long-term investments in unconsolidated affiliates at May 31, 2002 included 8,301,067 shares of Ventas and shares of various other investments, primarily in Internet-related health care ventures. Also included in the Company's long-term investments at May 31, 2002 is an investment portfolio of U.S. government securities aggregating $69 million. The portfolio is being held in an escrow account for the benefit of the holders of the Company's 6% Exchangeable Notes and will be released from escrow when the Company repurchases these Notes (see Note 6). The Company classifies all these investments as "available-for-sale," whereby the carrying values of the shares and debt instruments are adjusted to market value at the end of each accounting period through a credit or charge, net of income taxes, to other comprehensive income. Through May 31, 2001 and 2002, the accumulated unrealized loss on the Company's long-term investments was $71 million and $40 million, respectively. At May 31, 2001 and 2002 the aggregate market value of these investments was approximately $170 million and $200 million, respectively.

**Note 14**

## EARNINGS PER COMMON SHARE

The table below is a reconciliation of the numerators and the denominators of the Company's basic and diluted earnings per common share computations for income from continuing operations for each of the three years ended May 31, 2000 through 2002, adjusted for the June 28, 2002 3-for-2 stock split (see Note 21). Income is expressed in millions and weighted average shares are expressed in thousands:

EARNINGS PER COMMON SHARE RECONCILIATION

| | | Basic Earnings Per Share | Effect of Dilutive Stock Options and Warrants | Diluted Earnings Per Share |
|---|---|---|---|---|
| 2000 | Income (Numerator) | $ 340 | – | $ 340 |
| | Weighted average shares (Denominator) | 467,970 | 4,407 | 472,377 |
| | Per share amount | $ 0.73 | | $ 0.72 |
| 2001 | Income (Numerator) | $ 678 | – | $ 678 |
| | Weighted average shares (Denominator) | 479,621 | 11,107 | 490,728 |
| | Per share amount | $ 1.41 | | $ 1.39 |
| 2002 | Income (Numerator) | $ 1,025 | – | $ 1,025 |
| | Weighted average shares (Denominator) | 489,717 | 13,182 | 502,899 |
| | Per share amount | $ 2.09 | | $ 2.04 |

Outstanding options to purchase 171,000 shares of common stock were not included in the computation of earnings per share for fiscal 2002 because the options' exercise prices were greater than the average market price of the common stock.

**Note 15**

## DISCONTINUED OPERATIONS– PSYCHIATRIC HOSPITAL BUSINESS

During the year ended May 31, 2000, the Company recorded a $30 million charge to discontinued operations ($19 million after taxes or $0.04 per share) to reflect a July 19, 2000 agreement to settle substantially all of the remaining civil litigation related to certain of the Company's former psychiatric hospitals. The settlements were paid in fiscal 2001.

## Note 16

### CUMULATIVE EFFECT OF ACCOUNTING CHANGE

On June 1, 1999, the Company changed its method of accounting for start-up costs to expense such costs as incurred in accordance with Statement of Position 98-5. The adoption of the Statement resulted in the write-off of previously capitalized start-up costs as of May 31, 1999 in the amount of $19 million, net of tax benefit, which amount is shown in the accompanying consolidated statement of income for the year ended May 31, 2000 as a cumulative effect of accounting change.

## Note 17

### DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, current portion of long-term debt, accounts payable and accrued interest payable approximate fair value because of the short maturity of these instruments. The carrying values of investments, both short-term and long-term (excluding investments accounted for by the equity method), are reported at fair value. Long-term receivables are carried at cost and are not materially different from their estimated fair values. The fair value of long-term debt is based on quoted market prices and approximates its carrying value.

## Note 18

### SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in Millions

SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Interest paid (net of amounts capitalized) | $ 473 | $ 462 | $ 389 |
| Income taxes paid (net of refunds received) | 226 | 257 | 268 |

## Note 19

### SUPPLEMENTAL DISCLOSURE FOR OTHER COMPREHENSIVE INCOME

The following table sets forth the tax effects allocated to each component of other comprehensive income for the years ended May 31, 2000, 2001 and 2002.

Dollars in Millions

TAX EFFECTS OF OTHER COMPREHENSIVE INCOME

| | Before-Tax Amount | Tax (Expense) or Benefit | Net-of-Tax Amount |
|---|---|---|---|
| **Year Ended May 31, 2000** | | | |
| Foreign currency translation adjustment | $ (1) | $ 1 | $ – |
| Unrealized losses on securities held as available-for-sale | (142) | 53 | (89) |
| Less: reclassification adjustment for realized gains included in net income | (92) | 34 | (58) |
| | **$ (235)** | **$ 88** | **$ (147)** |
| **Year Ended May 31, 2001** | | | |
| Foreign currency translation adjustment | $ (3) | $ 1 | $ (2) |
| Unrealized gains on securities held as available-for-sale | 80 | (28) | 52 |
| Less: reclassification adjustment for realized gains included in net income | (39) | 15 | (24) |
| | **$ 38** | **$ (12)** | **$ 26** |
| **Year Ended May 31, 2002** | | | |
| Foreign currency translation adjustments | $ (4) | $ 2 | $ (2) |
| Losses on derivatives designated and qualifying as cash flow hedges | (28) | 10 | (18) |
| Unrealized gains on securities held as available-for-sale | 31 | (12) | 19 |
| Less: reclassification adjustment for realized losses included in net income | 1 | – | 1 |
| | $ – | $ – | $ – |

## Note 20

### RECENTLY ISSUED ACCOUNTING STANDARDS

On June 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which, as amended by SFAS No.137 and No.138, establishes accounting and reporting standards for derivative instruments and hedging activities. The adoption of this new accounting standard has not had a material effect on the Company's results of operations.

In June 2001, the FASB issued two new accounting standards, SFAS No. 141, "Business Combinations," and SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets." Under SFAS No. 141, any business combinations initiated after June 30, 2001 must be accounted for using the purchase method of accounting; the use of the pooling-of-interests method is prohibited. SFAS No. 141 also specifies criteria that intangible assets acquired in a business combination must meet in order to be recognized and reported separately from goodwill. The Company adopted SFAS No. 141 on June 1, 2001.

SFAS No. 142, effective for fiscal years beginning after December 15, 2001, eliminates the amortization of goodwill and intangible assets with indefinite useful lives. Instead, under SFAS No. 142, the carrying amount of goodwill and intangible assets with indefinite useful lives is tested for impairment at least annually at the reporting unit level, as defined, and will be reduced if it is found to be impaired or is associated with assets sold or otherwise disposed of. SFAS No. 142 also requires that intangible assets with estimated useful lives be amortized over these estimated useful lives to estimated residual values and reviewed for impairment in accordance with SFAS No. 121 and, subsequently, SFAS No. 144 after its adoption. The Company is evaluating, but has not yet determined, whether the adoption of the new standard will result in a transitional goodwill impairment adjustment. The Company has until November 30, 2002 to make that determination.

The adoption of the new standard (as of June 1, 2002) will have a material effect on future results of operations. The table below, for example, shows the Company's income from continuing operations and net income for the years ended May 31, 2000, 2001 and 2002 on a pro forma basis as if the cessation of goodwill amortization had occurred as of June 1, 1999:

Dollars in Millions, Except Per Share Amounts

**EFFECT OF SFAS NO. 142**

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Income from continuing operations, as reported | $ 340 | $ 678 | $ 1,025 |
| Goodwill amortization, net of applicable income tax benefits | 84 | 86 | 86 |
| Pro forma income from continuing operations | $ 424 | $ 764 | $ 1,111 |
| Net income, as reported | $ 302 | $ 643 | $ 785 |
| Goodwill amortization, net of applicable income tax benefits | 84 | 86 | 86 |
| Pro forma net income | $ 386 | $ 729 | $ 871 |
| **Diluted Earnings Per Common And Common Equivalent Share:** | | | |
| Continuing operations, as reported | $ 0.72 | $ 1.39 | $ 2.04 |
| Goodwill amortization, net of applicable income tax benefits | 0.17 | 0.17 | 0.17 |
| Pro forma continuing operations | $ 0.89 | $ 1.56 | $ 2.21 |
| Net income, as reported | $ 0.64 | $ 1.31 | $ 1.56 |
| Goodwill amortization, net of applicable income tax benefits | 0.17 | 0.17 | 0.17 |
| Pro forma net income | $ 0.81 | $ 1.48 | $ 1.73 |

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset-retirement costs. The Statement requires that the fair value of a liability for an asset-retirement obligation be recognized in the period in which it is incurred. Any asset-retirement obligations would be capitalized as part of the carrying amount of the long-lived asset. The Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal operation of long-lived assets. The Statement is effective for years beginning after June 15, 2002, with earlier adoption permitted. Management does not believe that this Statement will have a material effect on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement also supersedes earlier standards related to accounting and reporting for the disposal of a segment of a business. This Statement establishes a single accounting model for long-lived assets to be disposed of. The Statement retains most of the earlier requirements related to the recognition of impairment of long-lived assets to be held and used. The Company adopted this Statement as of June 1, 2002. Management does not believe that this Statement will have a material effect on the Company's financial statements.

In April 2002, the FASB issued SFAS No.145, which eliminates the requirement to report gains or losses from early extinguishments of debt as extraordinary items in the income statement, unless they meet the criteria for an extraordinary item under APB Opinion No. 30. Under the new rule, such gains or losses generally will be reported as part of income from continuing operations. Any gain or loss on early extinguishment of debt that was classified as an extraordinary item in prior periods presented will be reclassified. The Company adopted the provisions of SFAS No.145 as of June 1, 2002, and thus will reclassify its losses from early extinguishment of debt in future presentations of its consolidated statements of income, including interim periods. Each of the Company's fiscal years ended May 31, 2001 and 2002 contained these types of losses.

The following table sets forth the required reclassifications:

Dollars in Millions

**EARLY EXTINGUISHMENT OF DEBT RECLASSIFICATION**

| | | As Presently Classified | Reclassification of Extraordinary Item | Effect of SFAS No. 145 |
|---|---|---|---|---|
| 2001 | Income from continuing operations before income taxes | $ 1,142 | $ (56) | $ 1,086 |
| | Income taxes | (464) | 21 | (443) |
| | Income from continuing operations | 678 | (35) | 643 |
| | Extraordinary charge from early extinguishment of debt, net of taxes | (35) | 35 | – |
| | Net income | $ 643 | $ – | $ 643 |
| 2002 | Income from continuing operations before income taxes | $ 1,761 | $ (383) | $ 1,378 |
| | Income taxes | (736) | 143 | (593) |
| | Income from continuing operations | 1,025 | (240) | 785 |
| | Extraordinary charge from early extinguishment of debt, net of taxes | (240) | 240 | – |
| | Net income | $ 785 | $ – | $ 785 |

**Note 21**

## COMMON STOCK SPLIT

On May 22, 2002, the Company's Board of Directors approved a 3-for-2 common stock split distributed June 28, 2002 to holders of record on June 12, 2002 and concurrently approved an increase in the Company's authorized common stock from 700 million shares to 1.05 billion shares and a reduction in the par value of the common stock from $0.075 to $0.05 per share. Neither action required shareholder approval. Share and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect the stock split.

Dollars in Millions, Except Per Share Amounts

## SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

| | FISCAL 2001 QUARTERS | | | | FISCAL 2002 QUARTERS | | | |
|---|---|---|---|---|---|---|---|---|
| | First | Second | Third | Fourth | First | Second | Third | Fourth |
| Net operating revenues | $ 2,893 | $ 2,915 | $ 3,036 | $ 3,209 | $ 3,297 | $ 3,394 | $ 3,484 | $ 3,738 |
| Income from continuing operations | 154 | 175 | 198 | 151 | 224 | 192 | 288 | 321 |
| Net income | 154 | 175 | 198 | 116 | 155 | 89 | 280 | 261 |
| **Earnings Per Share from Continuing Operations:** | | | | | | | | |
| Basic | $ 0.33 | $ 0.37 | $ 0.41 | $ 0.31 | $ 0.46 | $ 0.39 | $ 0.59 | $ 0.65 |
| Diluted | $ 0.32 | $ 0.36 | $ 0.40 | $ 0.31 | $ 0.45 | $ 0.38 | $ 0.57 | $ 0.64 |

All periods have been adjusted to reflect a 3-for-2 stock split declared in May 2002 and distributed on June 28, 2002.

Quarterly operating results are not necessarily representative of operations for a full year for various reasons, including levels of occupancy, interest rates, acquisitions, disposals, revenue allowance and discount fluctuations, the timing of price changes, gains and losses on sales of assets, impairment and other unusual charges and fluctuations in quarterly tax rates. For example, fiscal 2001 includes impairment and other unusual charges of $143 million and net gains on sales of facilities and long-term investments of $28 million recorded in the fourth quarter. The fourth quarter also includes a $35 million extraordinary charge from early extinguishment of debt. Fiscal 2002 includes impairment and other unusual charges of $99 million recorded in the second quarter and extraordinary charges from early extinguishment of debt of $69 million, $103 million, $8 million and $60 million recorded in the first, second, third and fourth quarters, respectively.

## COMMON STOCK INFORMATION (UNAUDITED)

| | FISCAL 2001 QUARTERS | | | | FISCAL 2002 QUARTERS | | | |
|---|---|---|---|---|---|---|---|---|
| | First | Second | Third | Fourth | First | Second | Third | Fourth |
| **Price Range:** | | | | | | | | |
| High | $ 21.79 | $ 28.96 | $ 31.33 | $ 31.83 | $ 39.26 | $ 41.85 | $ 44.27 | $ 50.30 |
| Low | $ 16.50 | $ 20.38 | $ 24.67 | $ 25.33 | $ 29.82 | $ 35.00 | $ 37.80 | $ 37.67 |

All periods have been adjusted to reflect a 3-for-2 stock split declared in May 2002 and distributed on June 28, 2002.

At July 31, 2002 there were approximately 10,100 holders of record of the Company's common stock. The Company's common stock is listed and traded on the New York Stock Exchange. The stock prices above are the high and low sales prices as reported in the NYSE Composite Tape for the last two fiscal years.

## BOARD OF DIRECTORS

**Jeffrey C. Barbakow** [1]
Chairman and Chief Executive Officer
Tenet Healthcare Corporation

**Lawrence Biondi, S.J.** [2, 4, 5]
President
Saint Louis University

**Bernice B. Bratter** [1, 3, 4]
Retired President
Los Angeles Women's Foundation

**Sanford Cloud Jr.** [2, 5, 6]
President and Chief Executive Officer
National Conference for
Community and Justice

**Maurice J. DeWald** [1, 2, 3, 6]
Chairman
Verity Financial Group, Inc.

**Van B. Honeycutt** [2, 3, 6]
Chairman and Chief Executive Officer
Computer Sciences Corporation

**J. Robert Kerrey** [4, 5]
President, New School University
Former United States Senator

**Lester B. Korn** [1, 4]
Chairman and Chief Executive Officer
Korn Tuttle Capital Group

**Floyd D. Loop, M.D.** [2, 4]
Chairman and Chief Executive Officer
The Cleveland Clinic Foundation

**Mónica C. Lozano** *
President and Chief Operating Officer
La Opinión

### Board Committees

[1] Executive Committee
[2] Audit Committee
[3] Compensation Committee
[4] Nominating Committee
[5] Ethics, Quality and Compliance Committee
[6] Corporate Governance Committee

* Elected to the Board on July 24, 2002.

## PRINCIPAL MANAGEMENT
### of the Company or a Subsidiary

Jeffrey C. Barbakow
*Chairman and Chief Executive Officer*

David L. Dennis
*Office of the President*
*Chief Corporate Officer*
*Chief Financial Officer*
*Vice Chairman*

Thomas B. Mackey
*Office of the President*
*Chief Operating Officer*

Stephen F. Brown
*Executive Vice President*
*Chief Information Officer*

Alan R. Ewalt
*Executive Vice President*
*Human Resources*

Reynold J. Jennings
*Executive Vice President*
*Southeast Division*

Raymond L. Mathiasen
*Executive Vice President*
*Chief Accounting Officer*

David R. Mayeux
*Executive Vice President*
*Acquisition & Development*

Barry P. Schochet
*Vice Chairman*

W. Randolph Smith
*Executive Vice President*
*Central-Northeast Division*

Neil M. Sorrentino
*Executive Vice President*
*Western Division*

Christi R. Sulzbach
*Executive Vice President*
*General Counsel*
*Chief Compliance Officer*

## SENIOR VICE PRESIDENTS
### of the Company or a Subsidiary

Anthony L. Austin
*Human Resources, Operations*

William A. Barrett
*Assistant General Counsel*

Dennis M. Brown
*Northern Region*

Gregory H. Burfitt
*Southern States Region*

Stephen E. Corbeil
*Central States and Massachusetts Region*

Alan N. Cranford
*Information Systems*

David S. Dearman
*Operations Finance*

Steven Dominguez
*Government Programs*

Stephen D. Farber
*Corporate Finance and*
*Treasurer*

Michael W. Gallo
*Patient Financial Services*

Lynn S. Hart
*Government Relations*

Bruce L. Johnson
*Audit Services*

T. Dennis Jorgensen
*Ethics, Business Conduct*
*and Administration*

Ben F. King
*Finance, Central-Northeast Division*

Paul B. Kusserow
*Corporate Strategy*

Kenneth B. Love Jr.
*Finance, Western Division*

J. Russell McClellan
*Marketing & Communications*

Stephen L. Newman, M.D.
*Gulf States Region*

Martin J. Paris, M.D., M.P.H.
*Medical Affairs and Quality Improvement*

Suzanne T. Porter
*Strategy & Development*

Timothy L. Pullen
*Controller*

Gary W. Robinson
*Assistant General Counsel*

Paul J. Russell
*Investor Relations*

Edward T. Schreck
*Southern California Region III*

Richard B. Silver
*Assistant General Counsel and Corporate Secretary*

Charles R. Slaton
*Texas Region*

Don S. Steigman
*Florida Region*

Michael E. Tyson
*Finance, Southeast Division*

Gustavo A. Valdespino
*Southern California Region II*

Kenneth K. Westbrook
*Southern California Region I*

William R. Wilson
*Finance, Pennsylvania Region*

Barry A. Wolfman
*Pennsylvania Region*

## VICE PRESIDENTS of the Company or a Subsidiary

Jacinta Titialii Abbott
*Acquisition & Development*

Harold O. Anderson
*Corporate Communications*

Michael P. Appelhans
*Assistant General Counsel*

Craig C. Armin
*Government Programs*

John F. Bealle
*Reimbursement*

Judy Benjamin
*Strategy & Business Development Southeast Division*

Steven R. Blake
*Finance, Northern Region*

Linda Boatright
*Human Resources, Southeast Division*

Sanford M. Bragman
*Risk Management*

Anne C. Calhoun
*Customer Service*

Daniel J. Cancelmi
*Assistant Controller*

Brenda Clayton
*Materiel Resource Management*

Jennifer Daley, M.D.
*Clinical Effectiveness*

Stephen F. Diaz
*Corporate Financial Planning*

William R. Durham
*Finance, Gulf States Region*

Donna E. Erb
*Assistant General Counsel*

Deborah J. Ettinger
*Business Development & Strategy, Western Division*

Cynthia A. Farrow
*Employee Benefits*

Richard W. Fiske
*Acquisition & Development*

Robert S. Hendler, M.D.
*Physician Relations*

Lawrence G. Hixon
*Corporate Financial Reporting*

Michael S. Hongola
*Information Systems*

Elizabeth Johnson
*Information Systems*

Jill Willen Kennelly
*Strategy & Business Development Central-Northeast Division*

Jeffrey Koury
*Finance, Southern States Region*

Douglas G. Lerner
*MOB Development*

William W. Leyhe
*Managed Care and Strategy Development Western Division*

John A. Lynn
*Compensation*

Deborah A. Maicach
*Information Systems*

Robert W. McElearney
*TenetCare*

Patricia A. Monahan
*Corporate Communications*

Donna Lynn Nichols
*Patient Accounting Systems*

Joseph M. Nowicki
*Finance, So. California Region I*

Paul E. O'Neill
*Acquisition & Development*

Douglas E. Rabe
*Tax*

Rodney Reasoner
*Finance, Central States and Massachusetts Region*

Norma Resneder
*Human Resources, Operations*

J. Scott Richardson
*Finance, Texas Region*

Mario E. Rodriguez
*Government Programs*

Leonard H. Rosenfeld
*Quality Management*

C. David Ross
*Finance, Florida Region*

Karen L. Rutledge
*Coding Compliance*

Phillip S. Schaengold
*St. Louis Market*

Jeffrey S. Sherman
*Finance, So. California Region II*

Jay A. Silverman
*Chief Executive Officer, Syndicated Office Systems*

Teresa South
*Human Resources, Central-Northeast Division*

Kenneth F. Sutherland
*Construction & Design*

Diana L. Takvam
*Investor Relations*

Tracey D. Talley
*Finance, So. California Region III*

Eric A. Tuckman
*Acquisition and Development*

Davis L. Watts
*Business Office Services*

Steven Weiss
*Finance, St. Louis Market*

Grant Wicklund
*Recruitment*

## COMMON STOCK LISTING

The Company's common stock is listed under the symbol THC on the New York and Pacific stock exchanges.

### Transfer Agent and Registrar

The Bank of New York
(800) 524-4458
**shareowner-svcs@bankofny.com**

Holders of National Medical Enterprises, Inc. (NME) stock certificates who would like to exchange them for Tenet certificates may do so by contacting the transfer agent. Former shareholders of American Medical Holdings, Inc. (AMI) and OrNda HealthCorp who have not yet redeemed their AMI or OrNda stock for cash and Tenet stock also should contact the transfer agent.

*Please send certificates for transfer and address changes to:*

Receive and Deliver
Department - 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

*Please address other inquiries for the transfer agent to:*

Shareholder Relations
Department - 11E
P.O. Box 11258
Church Street Station
New York, NY 10286

## DEBT SECURITIES

Debt securities listed on the New York Stock Exchange are:

| | |
|---|---|
| 7 7/8% | Senior Notes due 2003 |
| 8 5/8% | Senior Notes due 2003 |
| 8% | Senior Notes due 2005 |
| 5 3/8% | Senior Notes due 2006 |
| 5% | Senior Notes due 2007 |
| 8 1/8% | Senior Subordinated Notes due 2008 |
| 6 3/8% | Senior Notes due 2011 |
| 6 1/2% | Senior Notes due 2012 |
| 6 7/8% | Senior Notes due 2031 |

### Trustee/Registrar

The Bank of New York
101 Barclay Street
New York, NY 10286
(800) 524-4458

## COMPANY INFORMATION

The Company reports annually to the Securities and Exchange Commission on Form 10-K. The Company also publishes an annual report to shareholders and reports quarterly earnings. You may obtain a copy of these and other documents as listed below.

The Company's web site, **www.tenethealth.com,** offers extensive information about the Company's operations and financial performance, including a comprehensive series of investor pages. Current and archived quarterly earnings reports, annual reports and other documents may be accessed and/or downloaded.

To request any financial literature be mailed to you, please call the Company's literature request hotline at (805) 563-6969 or write to Tenet Investor Relations.

## INVESTOR RELATIONS

For all other shareholder inquiries, please contact:

Paul J. Russell
*Senior Vice President, Investor Relations*
*P.O. Box 31907*
*Santa Barbara, CA 93130*
*Phone: (805) 563-7188*
*Fax: (805) 563-6877*
*E-mail: paul.russell@tenethealth.com*

Diana L. Takvam
*Vice President, Investor Relations*
*P.O. Box 31907*
*Santa Barbara, CA 93130*
*Phone: (805) 563-6883*
*Fax: (805) 563-6877*
*E-mail: diana.takvam@tenethealth.com*

## CORPORATE HEADQUARTERS

**Tenet Healthcare Corporation**
3820 State Street
Santa Barbara, CA 93105
(805) 563-7000
www.tenethealth.com

## ANNUAL MEETING

The annual meeting of shareholders of Tenet Healthcare Corporation will be held at 9:30 a.m. on Wednesday, October 9, 2002, at the St. Regis Hotel, 2055 Avenue of the Stars, Los Angeles, California.

Tenet, through its subsidiaries, owns and operates general hospitals and many related health care services. Our 113,000 employees treated millions of patients last year. Their work embodies the core business philosophy reflected in our name: *the importance of shared values among partners in providing a full spectrum of quality health care.*

**Tenet**
Healthcare Corporation

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended May 31, 2002.

OR

[_] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the *transition period from* *to* .

Commission file number: 1-7293

APS



TENET HEALTHCARE CORPORATION
(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| **Nevada**<br>(State or other jurisdiction of incorporation or organization) | **95-2557091**<br>(I.R.S. Employer Identification No.) |
| **3820 State Street**<br>**Santa Barbara, California**<br>(Address of principal executive offices) | **93105**<br>(Zip Code) |

**Area Code (805) 563-7000**
(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock | New York Stock Exchange<br>Pacific Exchange |
| 7 7/8% Senior Notes due 2003 | New York Stock Exchange |
| 8 5/8% Senior Notes due 2003 | New York Stock Exchange |
| 8% Senior Notes due 2005 | New York Stock Exchange |
| 5 3/8% Senior Notes due 2006 | New York Stock Exchange |
| 5% Senior Notes due 2007 | New York Stock Exchange |
| 6 3/8% Senior Notes due 2011 | New York Stock Exchange |
| 6 1/2% Senior Notes due 2012 | New York Stock Exchange |
| 6 7/8% Senior Notes due 2031 | New York Stock Exchange |
| 8 1/8% Senior Subordinated Notes due 2008 | New York Stock Exchange |

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [_]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. o

*As of July 31, 2002, there were 488,139,358 shares of Common Stock outstanding. The aggregate market* value of the shares of Common Stock held by non-affiliates of the Registrant, based on the closing price of these shares on the New York Stock Exchange, was $23,168,229,852. For the purposes of the foregoing calculation only, all directors and executive officers of the Registrant have been deemed affiliates.

Portions of the Registrant's Annual Report to Shareholders for the fiscal year ended May 31, 2002, have been incorporated by reference into Parts I, II and IV of this Report. Portions of the definitive Proxy Statement for the Registrant's 2002 Annual Meeting of Shareholders have been incorporated by reference into Part III of this Report.

TABLE OF CONTENTS
FORM 10-K ANNUAL REPORT—2002
TENET HEALTHCARE CORPORATION AND SUBSIDIARIES



Note: The responses to Items 5 through 8, Items 12 and 13 and portions of Items 1, 3, 10,11 and 14 are included in the Registrant's Annual Report to Shareholders for the year ended May 31, 2002, or the definitive Proxy Statement for the Registrant's 2002 Annual Meeting of Shareholders. The required information is incorporated into this Report by reference to those documents and is not repeated herein.

## PART I

### Item 1. Business

## GENERAL

Tenet Healthcare Corporation (together with its subsidiaries, "Tenet", the "Registrant" or the "Company") is the second-largest investor-owned health care services company in the United States. At May 31, 2002, Tenet's subsidiaries and affiliates (collectively "subsidiaries") owned or operated 116 domestic general hospitals with 28,667 licensed beds and related health care facilities serving urban and rural communities in 17 states, owned one general hospital and related health care facilities in Barcelona, Spain, and held investments in other health care companies. The related health care facilities included a small number of rehabilitation hospitals, specialty hospitals, long-term-care facilities, a psychiatric facility and medical office buildings located on the same campus as, or nearby, its general hospitals, physician practices and various ancillary health care businesses, including outpatient surgery centers, home health care agencies, occupational and rural health care clinics and health maintenance organizations.

Several years ago Tenet adopted a "back to basics" approach to improving its operations and financial performance. Various initiatives developed as part of that back to basics approach helped Tenet to significantly improve its operations and financial performance in fiscal year 2002. Among those initiatives, which are discussed in more detail below, are initiatives to (i) improve patient, physician and employee satisfaction, (ii) acquire new, or expand and enhance existing, integrated health care delivery systems, (iii) reduce bad debts and improve cash flow, (iv) focus on core services such as cardiology, orthopedics and neurology designed to meet the health care needs of the aging baby boomer generation, (v) improve recruitment and retention of nurses and other employees, (vi) improve the quality of care provided at its hospitals by identifying best practices and exporting those best practices to all of its hospitals; and (vii) improve operating efficiencies and reduce costs while maintaining the quality of care provided.

Tenet regularly reviews its portfolio of facilities to assess performance and allocate resources. Tenet intends to continue its strategic acquisitions of, and partnerships or affiliations with, additional general hospitals and related health care businesses in order to expand and enhance its integrated health care delivery systems. From time to time, Tenet also may close or sell facilities or convert them to alternate uses.

As discussed in more detail under Health Care on page 2, Tenet's subsidiaries acquired five general hospitals and sold one general hospital during fiscal 2002. During fiscal 2002, a partnership between a Tenet subsidiary and The Cleveland Clinic Foundation opened the Cleveland Clinic Florida Hospital.

On March 1, 2001, the Company entered into a senior unsecured $500 million 364-day credit agreement and a senior unsecured $1.5 billion five-year revolving credit agreement. On February 28, 2002, the Company renewed the 364-day agreement for another 364 days. The credit agreements allow the Company to borrow, repay and reborrow up to $500 million prior to March 1, 2003 and $1.5 billion prior to March 1, 2006. The Company had approximately $931 million available under its credit agreements at May 31, 2002.

Under segment reporting criteria, Tenet's business of providing health care is a single reportable operating segment. See the discussion of Tenet's revenues and operations in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Tenet's Annual Report to Shareholders for the year ended May 31, 2002.

## OPERATIONS

### A. Health Care

All of Tenet's operations are conducted through its subsidiaries. At May 31, 2002, Tenet's subsidiaries operated 116 domestic general hospitals with 28,667 licensed beds serving urban and rural communities in 17 states. Of those general hospitals, 96 are owned by Tenet's subsidiaries and 20 are owned by third parties and leased by Tenet subsidiaries (including one Tenet-owned facility that is on land leased from a third party). A Tenet subsidiary also owns one general hospital and ancillary health care operations in Barcelona, Spain.

During fiscal 2002, Tenet's subsidiaries acquired five general hospitals: Good Samaritan Medical Center in West Palm Beach, Florida, with a total of 341 beds, St. Mary's Medical Center in West Palm Beach, Florida, with a total of 460 beds, St. Alexius Hospital in St. Louis, Missouri, with a total of 203 beds, Daniel Freeman Memorial Hospital in Inglewood, California, with a total of 358 beds, and Daniel Freeman Marina Hospital in Marina Del Rey, California, with a total of 166 beds (which is in the process of being closed). During fiscal 2002, Tenet sold one general hospital. On June 1, 2002, Tenet closed St. Luke Medical Center in Pasadena, California.

During fiscal 2002, a partnership formed between a subsidiary of the Company and The Cleveland Clinic Foundation (the "Foundation") opened the Cleveland Clinic Florida Hospital (the "Hospital") in Weston, Florida. The Company's subsidiary provides operational and management expertise to the Hospital. Under a medical services agreement between the partnership and The Cleveland Clinic Florida (the "Clinic") – a subsidiary of the Foundation, the Clinic provides to the Hospital clinical and medical administration and is the exclusive provider of all specialty medical staff.

Each of Tenet's general hospitals offers acute care services, operating and recovery rooms, radiology services, respiratory therapy services, pharmacies and clinical laboratories, and most offer intensive care, critical care and/or coronary care units, and physical therapy, orthopedic, oncology and outpatient services. A number of the hospitals also offer tertiary care services such as open-heart surgery, neonatal intensive care and neuroscience. Eight of the Company's hospitals-Memorial Medical Center, USC University Hospital, St. Louis University Hospital, Hahnemann University Hospital, Sierra Medical Center, Western Medical Center, St. Christopher's Hospital for Children and the Cleveland Clinic Florida Hospital-offer quaternary care in such areas as heart, lung, liver and kidney transplants. USC University Hospital, Sierra Medical Center and Good Samaritan Medical Center also offer gamma-knife brain surgery and St. Louis University Hospital, Hahneman University Hospital and Memorial Medical Center offer bone marrow transplants. Except for one small hospital that has not sought to be accredited, each of the Company's facilities that is eligible for accreditation is fully accredited by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"), the Commission on Accreditation of Rehabilitation Facilities ("CARF") (in the case of rehabilitation hospitals), The American Osteopathic Association ("AOA") (in the case of two hospitals) or another appropriate accreditation agency. With such accreditation, the Company's hospitals are eligible to participate in the

Medicare and Medicaid programs. The one hospital that is not accredited participates in the Medicare program through a special waiver that must be renewed each year.

For many years, significant unused capacity at U.S. hospitals, payor-required preadmission authorization and payor pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients created an environment where hospital admissions and length of stay declined significantly. More recently, admissions have begun to increase as the baby boomer generation enters the stage of life where hospital utilization increases.

Among various initiatives the Company has implemented to address this trend is focusing on core services, such as cardiology, orthopedics and neurology, to meet the health care needs of the baby boomer generation. The Company's facilities also will continue to emphasize those outpatient services that can be provided on a quality, cost-effective basis and that the Company believes will meet the needs of the communities the facilities serve. The patient volumes and net operating revenues at both the Company's general hospitals and its outpatient surgery centers are subject to seasonal variations caused by a number of factors, including, but not necessarily limited to, seasonal cycles of illness, climate and weather conditions, vacation patterns of both patients and physicians and other factors relating to the timing of elective procedures.

The following table lists, by state, the general hospitals owned or leased by Tenet's subsidiaries and operated domestically as of May 31, 2002:

| Geographic Area/State | Facility | Location | Licensed Beds | Status |
|---|---|---|---|---|
| Alabama | Brookwood Medical Center | Birmingham | 586 | Owned |
| Arkansas | Central Arkansas Hospital | Searcy | 193 | Owned |
| | National Park Medical Center | Hot Springs | 166 | Owned |
| | Regional Medical Center of NEA (1) | Jonesboro | 104 | Owned |
| | St. Mary's Regional Medical Center | Russellville | 170 | Owned |
| California (Southern) | Alvarado Hospital Medical Center/SDRI | San Diego | 311 | Owned |
| | Brotman Medical Center | Culver City | 432 | Owned |
| | Centinela Hospital Medical Center | Inglewood | 371 | Owned |
| | Century City Hospital | Los Angeles | 190 | Leased |
| | Chapman Medical Center | Orange | 114 | Leased |
| | Coastal Communities Hospital | Santa Ana | 178 | Owned |
| | Community Hospital of Huntington Park | Huntington Park | 81 | Leased |
| | Daniel Freeman Marina Hospital | Marina del Rey | 166 | Owned |
| | Daniel Freeman Memorial Hospital | Inglewood | 358 | Owned |
| | Desert Regional Medical Center | Palm Springs | 393 | Leased |
| | Encino-Tarzana Regional Medical Center (2) | Encino | 151 | Leased |
| | Encino-Tarzana Regional Medical Center (2) | Tarzana | 236 | Leased |
| | Fountain Valley Regional Hospital and Medical Ctr | Fountain Valley | 400 | Owned |
| | Garden Grove Hospital and Medical Center | Garden Grove | 167 | Owned |
| | Garfield Medical Center | Monterey Park | 210 | Owned |
| | Greater El Monte Community Hospital | South El Monte | 117 | Owned |
| | Irvine Regional Hospital and Medical Center | Irvine | 176 | Leased |
| | John F. Kennedy Memorial Hospital | Indio | 130 | Owned |
| | Lakewood Regional Medical Center | Lakewood | 161 | Owned |
| | Los Alamitos Medical Center | Los Alamitos | 167 | Owned |
| | Midway Hospital Medical Center | Los Angeles | 225 | Owned |
| | Mission Hospital of Huntington Park | Huntington Park | 109 | Owned |
| | Monterey Park Hospital | Monterey Park | 101 | Owned |
| | Placentia Linda Hospital | Placentia | 114 | Owned |
| | Queen of Angels/Hollywood Presbyterian Med Ctr | Los Angeles | 434 | Owned |
| | St. Luke Medical Center (3) | Pasadena | 165 | Owned |
| | San Dimas Community Hospital | San Dimas | 93 | Owned |

| Geographic Area/State | Facility | Location | Licensed Beds | Status |
|---|---|---|---|---|
| | Santa Ana Hospital Medical Center | Santa Ana | 69 | Leased |
| | Suburban Medical Center | Paramount | 182 | Leased |
| | USC University Hospital (4) | Los Angeles | 293 | Leased |
| | Western Medical Center | Santa Ana | 287 | Owned |
| | Western Medical Center Hospital Anaheim | Anaheim | 188 | Owned |
| | Whittier Hospital Medical Center | Whittier | 181 | Owned |
| California (Northern) | Community Hospital of Los Gatos | Los Gatos | 143 | Leased |
| | Doctors Hospital of Manteca | Manteca | 7 | Owned |
| | Doctors Medical Center | Modesto | 465 | Owned |
| | Doctors Medical Center | San Pablo | 232 | Leased |
| | Redding Medical Center | Redding | 238 | Owned |
| | San Ramon Regional Medical Center | San Ramon | 123 | Owned |
| | Sierra Vista Regional Medical Center | San Luis Obispo | 201 | Owned |
| | Twin Cities Community Hospital | Templeton | 84 | Owned |
| Florida | Cleveland Clinic Florida Hospital(5) | Weston | 150 | Owned |
| | Coral Gables Hospital | Coral Gables | 273 | Owned |
| | Delray Medical Center | Delray Beach | 343 | Owned |
| | Florida Medical Center | Ft. Lauderdale | 459 | Owned |
| | Good Samaritan Hospital | West Palm Beach | 341 | Owned |
| | Hialeah Hospital | Hialeah | 378 | Owned |
| | Hollywood Medical Center | Hollywood | 324 | Owned |
| | North Ridge Medical Center | Ft. Lauderdale | 332 | Owned |
| | North Shore Medical Center | Miami | 357 | Owned |
| | Palm Beach Gardens Medical Center | Palm Beach Gardens | 204 | Leased |
| | Palmetto General Hospital | Hialeah | 360 | Owned |
| | Parkway Regional Medical Center | North Miami Beach | 382 | Owned |
| | St. Mary's Medical Center | West Palm Beach | 460 | Owned |
| | Seven Rivers Community Hospital | Crystal River | 128 | Owned |
| | West Boca Medical Center | Boca Raton | 185 | Owned |
| Georgia | Atlanta Medical Center | Atlanta | 460 | Owned |
| | North Fulton Regional Hospital | Roswell | 167 | Leased |
| | South Fulton Medical Center | East Point | 392 | Owned |
| | Spalding Regional Hospital | Griffin | 160 | Owned |
| | Sylvan Grove Hospital | Jackson | 25 | Leased |
| Indiana | Winona Memorial Hospital | Indianapolis | 317 | Owned |
| Louisiana | Doctors Hospital of Jefferson | Metairie | 124 | Owned |
| | Kenner Regional Medical Center | Kenner | 203 | Owned |
| | Meadowcrest Hospital | Gretna | 203 | Owned |
| | Memorial Medical Center, Mid-City Campus | New Orleans | 193 | Owned |
| | Memorial Medical Center, Uptown Campus | New Orleans | 369 | Owned |
| | Northshore Regional Medical Center | Slidell | 174 | Leased |
| | St. Charles General Hospital | New Orleans | 154 | Owned |
| Massachusetts | MetroWest Medical Center—Leonard Morse(6) | Natick | 182 | Owned |
| | MetroWest Medical Center—Union Hospital(6) | Framingham | 238 | Owned |
| | St. Vincent Hospital at Worcester Medical Ctr(7) | Worcester | 348 | Owned |
| Mississippi | Gulf Coast Medical Center | Biloxi | 189 | Owned |
| Missouri | Des Peres Hospital | St. Louis | 167 | Owned |
| | Forest Park Hospital | St. Louis | 450 | Owned |
| | SouthPointe Hospital | St. Louis | 408 | Owned |
| | St. Alexius Hospital | St. Louis | 203 | Owned |
| | St. Louis University Hospital | St. Louis | 356 | Owned |
| | Three Rivers Healthcare—North Campus | Poplar Bluff | 201 | Leased |
| | Three Rivers Healthcare—South Campus | Poplar Bluff | 222 | Owned |
| | Twin Rivers Regional Medical Center | Kennett | 116 | Owned |
| Nebraska | Creighton University Medical Center(8) | Omaha | 388 | Owned |
| Nevada | Lake Mead Hospital Medical Center | North Las Vegas | 198 | Owned |
| North Carolina | Central Carolina Hospital | Sanford | 137 | Owned |
| | Frye Regional Medical Center | Hickory | 355 | Leased |

| Geographic Area/State | Facility | Location | Licensed Beds | Status |
|---|---|---|---|---|
| Pennsylvania | Elkins Park Hospital | Elkins Park | 243 | Owned |
| | Graduate Hospital | Philadelphia | 303 | Owned |
| | Hahnemann University Hospital | Philadelphia | 618 | Owned |
| | Medical College of Pennsylvania Hospital | Philadelphia | 465 | Owned |
| | Parkview Hospital | Philadelphia | 200 | Owned |
| | St. Christopher's Hospital for Children | Philadelphia | 183 | Owned |
| | Warminster Hospital | Warminster | 145 | Owned |
| South Carolina | East Cooper Regional Medical Center | Mount Pleasant | 100 | Owned |
| | Hilton Head Medical Center and Clinics | Hilton Head | 93 | Owned |
| | Piedmont Medical Center | Rock Hill | 268 | Owned |
| Tennessee | John W. Harton Regional Medical Center | Tullahoma | 137 | Owned |
| | St. Francis Hospital | Memphis | 651 | Owned |
| | University Medical Center | Lebanon | 257 | Owned |
| Texas (Dallas) | Doctors Hospital | Dallas | 198 | Owned |
| | Lake Pointe Medical Center | Rowlett | 97 | Owned |
| | RHD Memorial Medical Center | Dallas | 150 | Leased |
| | Trinity Medical Center | Carrollton | 137 | Leased |
| Texas (Houston) | Cypress Fairbanks Medical Center | Houston | 140 | Owned |
| | Houston Northwest Medical Center | Houston | 498 | Owned |
| | Park Plaza Hospital | Houston | 468 | Owned |
| | Twelve Oaks Medical Center | Houston | 526 | Owned |
| Texas (Other) | Brownsville Medical Center | Brownsville | 243 | Owned |
| | Nacogdoches Medical Center | Nacogdoches | 150 | Owned |
| | Providence Memorial Hospital | El Paso | 486 | Owned |
| | Shelby Regional Medical Center | Center | 54 | Owned |
| | Sierra Medical Center | El Paso | 354 | Owned |

(1) Owned by a limited liability company in which a Tenet subsidiary owns a 95 percent interest and is the managing member.

(2) Leased by a partnership in which Tenet's subsidiaries own a 75 percent interest and of which a Tenet subsidiary is the managing general partner.

(3) Facility closed as of June 1, 2002.

(4) Facility owned by Tenet on land leased from a third party.

(5) Owned by a partnership in which a Tenet subsidiary owns a 51 percent interest and is the managing general partner.

(6) Owned by a limited partnership in which a Tenet subsidiary owns a 79.9 percent interest and is the managing general partner.

(7) Owned by a limited liability company in which a Tenet subsidiary owns a 90 percent interest and is the managing member.

(8) Owned by a limited liability company in which a Tenet subsidiary owns a 74 percent interest and is the managing member.

The largest concentrations of the Company's hospital beds are in California (29.7 percent), Florida (16.3 percent) and Texas (12.2 percent). While having concentrations of hospital beds within geographic areas helps the Company to contract more successfully with managed care payors, reduce management, marketing and other expenses and more efficiently utilize resources, such concentrations increase the risk that any adverse economic, regulatory or other developments that may occur within such areas may adversely affect the Company's business, financial position or results of operations.

Tenet believes that its hospitals are well-positioned to compete effectively in the rapidly evolving health care environment. Tenet continually analyzes whether each of its hospitals fits within its strategic plans and has and will continue to analyze ways in which such assets may best be used to maximize shareholder value. To that end, the Company occasionally may close, sell or convert to alternate uses certain of the Company's facilities and services in order to eliminate non-strategic assets, duplicate services or excess capacity or because of changing market conditions.

The following table shows certain information about the general hospitals owned or leased domestically by Tenet's subsidiaries for the fiscal years ended May 31:

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Total number of facilities | 110 | 111 | 116 |
| Total number of licensed beds | 26,939 | 27,277 | 28,667 |
| Average occupancy during the period | 46.8% | 50.0% | 51.6% |

The above tables do not include Tenet's general hospital in Barcelona, Spain, or Tenet's rehabilitation hospitals, long-term-care facilities, psychiatric facility, outpatient surgery centers or other ancillary facilities.

B. Business Strategy

The Company's objective is to provide quality health care services responsive to the needs of each community or area within the current regulatory and managed care environment. Tenet believes that competition among health care providers occurs primarily at the local level. Accordingly, the Company tailors its local strategies to address the specific competitive characteristics of each area in which it operates, including the number and size of facilities operated by Tenet's subsidiaries and their competitors, the nature and structure of physician practices and physician groups and the demographic characteristics of the area. To achieve its objective, the Company pursues the following strategies:

- Improving patient, physician and employee satisfaction. An important program in this area, the "Target 100" program, targets 100 percent satisfaction rates among patients, physicians and employees at Tenet's facilities. Under the program, employees at every hospital are trained to focus on the following five pillars in every aspect of their jobs: Service, Quality, Cost, People and Growth. The Target 100 program has been implemented at all of the Company's hospitals and employees at all of Tenet's hospitals have received their initial Target 100 training. The program also has been implemented at the Company's corporate offices and Dallas service center with the focus on attaining 100 percent satisfaction from the hospitals served by the Company's corporate offices and Dallas service center.

- Acquiring or entering into strategic partnerships with hospitals, groups of hospitals, other health care businesses and ancillary health care providers where appropriate to expand and enhance quality integrated health care delivery systems responsive to the current managed care environment. Being a comprehensive provider of quality health care services in selected communities enables the Company to attract and serve patients and physicians. The Company carefully evaluates investment opportunities and invests in projects that enhance its objective of providing quality health care services, maximizing its return on investments and enhancing shareholder value.

- Reducing bad debts and improving cash flow. The Company has taken actions such as improving its admissions processes, including providing better training for employees involved in admitting patients, simplifying its contracts with managed care providers to cut down on billing disputes, improving its charting and billing processes to bill more promptly and reduce the number of errors and re-engineering the collections process to ensure that bills are paid in a timely manner. The Company also has made a policy decision to aggressively pursue, through litigation and other means, claims against managed care payors who do not promptly pay their bills.

- Focusing on core services such as cardiology, orthopedics and neurology designed to meet the health care needs of the aging baby boomer generation. The Company is dedicating significant capital to building or enhancing facilities and acquiring equipment to support those core services and is focusing on recruiting physicians who specialize in cardiology, orthopedics and neurology to practice at its hospitals.

- Improving recruitment and retention of nurses and other employees. Among the steps Tenet is taking to attract and retain employees generally, and nurses in particular, is its "employer of choice" program, through which Tenet strives to be the employer of choice in each region where it is located. The program includes continuing education programs designed to allow employees to earn advanced credentials and degrees, including on-line education programs which may be completed at a Tenet facility or at home in order to address the varied work schedules of hospital-based employees. The program also includes a focus on employee recognition, reducing waiting periods for participation in employee benefit plans, flexible work schedules where appropriate and the Tenet Rewards program, which allows employees to purchase certain goods and services at discounted prices.

- Improving the quality of care provided at its hospitals by identifying best practices, re-engineering hospital processes to help achieve better outcomes for patients, and offering those best practices to all of its hospitals. One program designed to accomplish this is Tenet's "Partnership for Change" program. The program is designed to create a quality monitoring culture among Tenet's employees, physicians and other health care professionals who practice at Tenet's hospitals. The program calls for tracking outcomes in an effort to help maximize the most effective clinical practices. The Partnership for Change program has been implemented in 38 of the Company's hospitals in Southern California, New Orleans and South Florida. Over time, the program will be rolled out to all of Tenet's facilities.

- Improving operating efficiencies and reducing costs while maintaining the quality of care provided. For example, by aggregating volume purchases among a large group of purchasers, including Tenet's hospitals and the hospitals and other health care facilities of many other investor-owned and not-for-profit health care providers, and enforcing purchasing guidelines, Broadlane, Inc., has been able to lower Tenet's supply costs. Broadlane also offers procurement strategy, outsourcing and e-commerce services. While Tenet is the majority owner of Broadlane, other health care providers and others, including key employees of Tenet and its subsidiaries, have invested in Broadlane.

- Developing and maintaining strong relationships with physicians and fostering a physician-friendly culture that will enhance patient care and fulfill the health care needs of the communities the Company serves.

- Entering into discounted fee-for-service arrangements and managed care contracts with third-party payors.

Tenet's general hospitals serve as hubs for integrated health care delivery systems. Those systems are designed to provide quality medical care throughout a community or area. For a further discussion of how Tenet's business strategy enhances its competitive position, see Competition on page 10.

To continue to enhance its integrated health care delivery systems, Tenet intends to make strategic acquisitions of hospitals, build new hospitals and expand its existing hospitals. The Company recently has seen an increase in the number of not-for-profit hospitals available for purchase and expects to make more strategic acquisitions as a result of that trend. The fact that the governing boards of not-for-profit hospitals now typically engage investment bankers or other third parties to assist with the process of selling their hospitals results in a more competitive process, which may result in higher prices for those hospitals. Furthermore, legislative requirements concerning the procedures that a for-profit hospital company must follow when acquiring a not-for-profit hospital in many states, as well as other factors, have increased the amount of time it takes the Company to acquire a not-for-profit hospital. In order to meet market-driven demands, such as the demand for hospital services in a wider geographic area or for outpatient services, and to expand its hospitals' market share in certain geographic areas, the Company also is pursuing opportunities to build new hospitals or comprehensive outpatient centers that typically do not provide overnight inpatient care.

Several years ago many of the Company's subsidiaries entered into employment or at-risk management agreements with physicians. A large percentage of those physician practices were acquired as part of large hospital acquisitions or through the formation of integrated health care delivery systems. During the latter part of fiscal year 1999, the Company undertook the process of evaluating its physician strategy and began to develop plans to divest, terminate or allow to expire a significant number of its existing unprofitable agreements with physicians. During fiscal years 2000 and 2001, the Company's subsidiaries exited 77 percent of the unprofitable physician agreements that management had authorized be terminated or allowed to expire. Substantially all of the remaining unprofitable physician agreements were terminated by July 31, 2002. The Company's subsidiaries continue to employ or manage a number of more profitable or strategic physician practices, which are managed at the local level.

## PROPERTIES

Tenet's principal executive offices are located at 3820 State Street, Santa Barbara, California 93105. That building is leased by a Tenet subsidiary under a lease that expires in 2006. The telephone number of Tenet's Santa Barbara headquarters is (805) 563-7000. Hospital support services for Tenet's subsidiaries are located in a service center in Dallas, Texas, in space leased by a Tenet subsidiary under a lease that terminates in 2010 unless the Company exercises one or both of its two five-year renewal options. At May 31, 2002, Tenet and its subsidiaries also were leasing space for regional offices in California, Florida, Georgia, Louisiana, Missouri, Pennsylvania and Texas. In addition, Tenet's subsidiaries operated domestically 163 medical office buildings, most of which are adjacent to Tenet's general hospitals.

The number of licensed beds and locations of the Company's general hospitals are described on pages 3 through 5. As of May 31, 2002, Tenet had approximately $51 million of outstanding loans secured by property and equipment and approximately $49 million of capitalized lease obligations. The Company believes that all of these properties, as well as the administrative and medical office buildings described above, are suitable for their intended purposes.

## MEDICAL STAFF AND EMPLOYEES

Tenet's hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. Members of the medical staffs of Tenet's hospitals also often serve on the medical staffs of hospitals not owned by the Company and may terminate their affiliation with the Tenet hospital or shift some or all of their admissions to competing hospitals at any time. Although Tenet owns some physician practices and, where permitted by law, employs some physicians, the majority of the physicians who practice at the Company's hospitals are not employees of the Company. Nurses, therapists, lab technicians, facility maintenance staff and the administrative staff of hospitals normally are employees of the Company.

Tenet's operations are dependent on the efforts, ability and experience of its employees and physicians. Tenet's continued growth depends on (i) its ability to attract and retain skilled employees, (ii) the ability of its key employees to manage growth successfully and (iii) Tenet's ability to attract and retain physicians and other health care professionals at its hospitals. In addition, the success of Tenet is, in part, dependent upon the quality, number and specialties of physicians on its hospitals' medical staffs, most of whom have no long-term contractual relationship with Tenet and may terminate their association with Tenet's hospitals at any time. Although Tenet currently believes it will continue to successfully attract and retain key employees, qualified physicians and other health care professionals, the loss of some or all of its key employees or inability to attract or retain sufficient numbers of qualified physicians and other health care professionals could have a material adverse effect on the Company's business, financial position or results of operations.

The number of Tenet's employees (of which approximately 30 percent were part-time employees) at May 31, 2002, was approximately as follows:

| | |
|---|---|
| General hospitals and related health care facilities(1) | 112,651 |
| Tenet Service Center and regional and support offices | 1,064 |
| Corporate headquarters | 162 |
| Total | 113,877 |

(1) Includes employees whose employment relates to the operations of the Company's general hospitals, rehabilitation hospitals, psychiatric facility, specialty hospitals, outpatient surgery centers, managed services organizations, physician practices, debt collection subsidiary and other health care operations.

Tenet is subject to the federal minimum wage and hour laws and maintains various employee benefit plans. Labor relations at Tenet's facilities have been satisfactory and approximately eight percent of Tenet's employees are represented by labor unions. The hospital industry in general, including the Company's hospitals, are seeing an increase in the amount of union activity, particularly in California. The Company does not expect the increase in union activity to significantly impact the Company's business, financial position or results of operations.

The hospital industry in general is experiencing a nationwide nursing shortage. This shortage is more serious in certain areas than others, including several areas in which the Company operates hospitals, such as South Florida, Southern California and Texas, and in certain specialties. The nursing shortage has become a significant operating issue to health care providers, including the Company, and has resulted in increased costs to the Company for nursing personnel. The Company cannot predict the degree to which it will be affected by the future availability and cost of nursing personnel, but it expects the nursing shortage to continue, which may require the Company to enhance wages and benefits to recruit and retain nurses and also may require an increase in the utilization of more expensive temporary personnel. Among the steps Tenet is taking to attract and retain employees generally, and nurses in particular, is its "employer of choice" program, which is described on page 7 above.

## COMPETITION

Tenet's general hospitals and other health care businesses operate in competitive environments. A facility's competitive position within the geographic area in which it operates is affected by a number of competitive factors, including: the scope, breadth and quality of services a hospital offers to its patients and physicians; the number, quality and specialties of the physicians who refer patients to the hospital; nurses and other health care professionals employed by the hospital or on its staff; its reputation; its managed care contracting relationships; the extent to which it is part of an integrated health care delivery system; its location; the location and number of competitive facilities and other health care alternatives; the physical condition of its buildings and improvements; the quality, age and state of the art of its medical equipment; its parking or proximity to public transportation; the length of time it has been a part of the community; and its charges for services. Tax-exempt competitors may have certain financial advantages not available to Tenet's facilities, such as endowments, charitable contributions, tax-exempt financing and exemptions from sales, property and income taxes. Tenet believes that competition among health care providers occurs primarily at the local level. Accordingly, the Company tailors its hospitals' local strategies to address the specific competitive characteristics of the region in which they operate.

The importance of Tenet's facilities obtaining managed care contracts has increased over the years as employers, private and government payors and others have tried to control rising health care costs. The revenues and operating results of most of the Company's hospitals are significantly affected by the hospitals' ability to negotiate favorable contracts with managed care payors.

A health care provider's ability to compete for favorable managed care contracts is affected by many factors, including the competitive factors referred to above. Among the most important of those factors is whether the hospital is part of an integrated health care delivery system and, if so, the scope, breadth and quality of services offered by such system and by competing systems. A hospital that is part of a system with many hospitals throughout a geographic area is more likely to obtain managed care contracts, and to obtain more favorable terms in those contracts, than a hospital that is not.

Tenet evaluates changing circumstances in each geographic area on an ongoing basis and positions itself to compete in the managed care market by forming its own, or joining with others to form, integrated health care delivery systems. Most of Tenet's hospitals are located in geographic areas where they have the number one or number two market share. In those areas, Tenet negotiates with managed care providers with the goal of including all of its hospitals within the region in each managed care contract. In addition to negotiating managed care contracts for its networks of hospitals, Tenet: (i) encourages physicians practicing at its hospitals to form independent physician associations ("IPAs") and (ii) joins with those IPAs as well as other physicians and physician group practices to form physician hospital organizations ("PHOs") to enter into managed care and other contracts both on behalf of those groups and, in certain circumstances, on behalf of the PHOs.

Tenet's networks in Southern California, South Florida, the greater New Orleans area, St. Louis, Philadelphia and, more recently, Atlanta are models of how Tenet has developed networks of its own hospitals and related health care facilities to meet the health care needs of these communities throughout those geographic areas. In geographic areas where Tenet has fewer hospitals, those hospitals may join with other hospitals and health care providers to create integrated health care delivery systems in order to better compete for managed care contracts.

Another important factor in Tenet's future success is the ability of its hospitals to continue to attract and retain staff physicians. The Company attracts physicians to its hospitals by equipping its hospitals with technologically advanced equipment and physical plant, properly maintaining the equipment and physical plant, sponsoring training programs to educate physicians on advanced medical procedures and otherwise creating an environment within which physicians prefer to practice. The Company also attracts physicians to its hospitals by using local governing boards, consisting primarily of physicians and community members, to develop short- and long-term plans for the hospital and review and approve, as appropriate, actions of the medical staff, including staff appointments, credentialing, peer review and quality assurance. While physicians may terminate their association with a hospital at any time, Tenet believes that by striving to maintain and improve the level of care at its hospitals and by maintaining ethical and professional standards, it will attract and retain qualified physicians with a variety of specialties.

"Target 100" and "Partnership for Change" are two important programs that Tenet has adopted to enhance physician satisfaction and make the Company's hospitals more attractive to physicians. As noted in the Business Strategy discussion on page 6, the "Target 100" program targets 100 percent satisfaction rates among patients, physicians and employees at Tenet's facilities. Under the program, employees at every hospital are trained to focus on the following five pillars in every aspect of their jobs: Service, Quality, Cost, People and Growth. Tenet's Partnership for Change program, which also is described in the Business Strategy discussion on page 7, is designed to create a quality monitoring culture among Tenet's employees, physicians and other health care professionals who practice at Tenet's hospitals. The program employs a computerized outcomes management system that contains clinical and demographic information from the Company's hospitals and physicians and allows users to identify "best practices" for treating specific diagnostic-related groups. The Company's goal is to improve the quality of care provided at its hospitals by maximizing the most effective clinical practices and eliminating those that have proven not to be effective.

The health care industry continues to contend with a nursing shortage and increased competition for nurses and other health care professionals. The steps the Company is taking to address that competition are described in the discussion concerning Medical Staff and Employees on page 9.

The health care industry has undergone a tremendous amount of change over the past several years. In the late 1990's, national and state efforts to reform the health care system in the United States adversely impacted reimbursement rates under government programs such as Medicare and Medicaid. More recently, however, hospitals have been granted relief in the form of higher reimbursement rates. The earlier cutback in reimbursement rates and the more recent relief in the form of higher reimbursement rates are described in more detail under Medicare, Medicaid and Other Revenues on page 13.

Similarly, for many years general hospitals faced efforts by managed care payors to reduce inpatient admissions and average lengths of stay, and to reduce the amounts hospitals were paid for providing care to their patients. Among the methods used by managed care payors to accomplish those goals have been payor-required pre-admission authorization and utilization review and payor pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. Because of the Company's strategies, however, its hospitals achieved strong admissions growth in fiscal year 2002 and expect their admissions growth to continue. Furthermore, the Company successfully negotiated higher payment rates under many of its managed care contracts in fiscal year 2002 and expects to continue to negotiate higher payment rates from managed care payors.

The health care industry has seen a significant rise in malpractice expense due to unfavorable pricing and availability trends in the professional and general liability insurance markets and increases in the magnitude of claim settlements. The Company expects this trend may continue unless meaningful tort reform legislation is enacted.

Changes in medical technology, existing and future legislation, regulations, interpretations of those regulations, competitive contracting for provider services by payors and other competitive factors may require changes in the Company's facilities, equipment, personnel, procedures, rates and/or services in the future. The Company believes it has the capital available to respond to those challenges.

To meet the foregoing challenges, the Company (i) has implemented the business strategies described on pages 6 through 8, (ii) has expanded or converted many of its general hospitals' facilities to include distinct outpatient centers, (iii) offers discounts to private payor groups, (iv) upgrades facilities and equipment, (v) offers new programs and services and (vi) is entering into additional managed care contracts.

## MEDICARE, MEDICAID AND OTHER REVENUES

Tenet receives payments for patient care from private insurance carriers, federal Medicare programs for elderly patients and patients with disabilities, health maintenance organizations, preferred provider organizations, state Medicaid programs for indigent and cash grant patients, the TriCare Program ("TriCare"), employers and patients. The approximate percentages of Tenet's net patient revenue by payment sources for Tenet's domestic general hospitals owned or operated by its subsidiaries are as follows:

| | Years Ended May 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Medicare | 32.6% | 30.8% | 31.8% |
| Medicaid | 8.3% | 8.2% | 8.6% |
| Managed Care | 40.7% | 43.3% | 43.9% |
| Indemnity and Other | 18.4% | 17.7% | 15.7% |

Payments from government programs, such as Medicare and Medicaid, account for a significant portion of Tenet's operating revenues. From time to time, legislative changes have resulted in limitations on, and in some cases significant reductions in levels of, payments to health care providers under government programs. One example of that is the Balanced Budget Act of 1997 (the "BBA"), which changed the method of paying health care providers under the Medicare and Medicaid programs, and resulted in significant reductions in payments to health care providers for their inpatient, outpatient, home health, capital and skilled nursing facilities costs. All significant BBA reductions have been phased in.

The savings to the federal government that resulted from the BBA was much greater than anticipated. In November 1999, the Balanced Budget Refinement Act (the "BBRA") was signed into law to provide hospitals some relief from the impact of the BBA. In December 2000, the Medicare and Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 (the "BIPA") became law. This act further amended the BBA and provides additional relief to hospitals from some of the key provisions of the BBA. The effects of the BBA, the BBRA and the BIPA are discussed in more detail below.

Private payors, including managed care payors, are continuing to demand discounted fee structures and to place significant limits on the scope of services covered. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required preadmission authorization and utilization review and by payor pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. Although the Company recently has negotiated increases in payment rates under managed care contracts, the Company expects efforts by government and other payors to impose reduced allowances, greater discounts and more stringent cost controls to continue.

Tenet is unable to predict the effect that the changes and trends discussed above will have on its operations. If the relief under the BBRA and the BIPA continues, rates paid under managed care contracts continue to increase and the scope of services covered by government and private payors is not further curtailed, the Company's business, financial position or results of operations will continue to improve. If the rates paid by government or private payors are reduced or the scope of services covered by such payors is reduced, such actions could have a material adverse effect on the Company's business, financial position or results of operations.

Medicare payments for general hospital inpatient services are based on a prospective payment system ("PPS") referred to herein as the "DRG-PPS." Under the DRG-PPS, a general hospital receives for each Medicare inpatient discharged from the hospital a fixed amount based on the Medicare patient's assigned diagnostic related group ("DRG"). DRG payments are adjusted for area-wage differentials but otherwise do not consider a specific hospital's operating costs. As discussed below, DRG payments exclude the reimbursement of capital costs, including depreciation, interest relating to capital expenditures, property taxes and lease expenses. Payments from state Medicaid programs are based on fixed rates or reasonable costs with certain limits. Substantially all Medicare and Medicaid payments are below the rates charged by Tenet's facilities. Payments from other sources usually are based on the hospital's established charges, a percentage discount from such charges or all-inclusive per diem rates.

DRG-PPS rates are typically updated each year to give consideration to increased cost of goods and services purchased by hospitals and non-hospitals (the "Market Basket"). The BBA limited the rate of increase in DRG rates to the annual Market Basket for such year minus 1.1 percent from October 1, 2000 through September 30, 2003. The BIPA amended the BBA to provide that the Market Basket would be reduced by only .55 percent for periods beginning October 1, 2001 and ending September 30, 2003. Pending legislation may revise the BIPA to provide that the Market Basket would be reduced by only .25 percent for federal fiscal year beginning October 1, 2002 ("Federal Fiscal Year 2003"). The DRG rate increase for Federal Fiscal Year 2003 has been set at 2.95 percent (a 3.5 percent Market Basket increase minus .55 percent). Increases in payments to be received by general hospitals under the DRG-PPS continue to be below the increases in the cost of goods and services purchased by hospitals.

Medicare pays general hospitals' capital costs separately from DRG payments. Beginning in 1992, a PPS for Medicare reimbursement of general hospitals' inpatient capital costs ("PPS-CC") generally became effective with respect to the Company's general hospitals. After September 30, 2002, all of the Company's hospitals will be paid based on a PPS-CC rate that will increase annually by a capital Market Basket update factor. The Company expects that those increases will be below the increases in the cost of capital assets purchased by hospitals.

As part of the DRG-PPS, Congress established additional payments to hospitals that treat patients who are costlier to treat than the average patient. These additional payments are referred to as "Outlier Payments." Congress has mandated The Center for Medicare and Medicaid Services ("CMS") to reduce Outlier Payments such that they account for between five and six percent of total DRG payments. In order to bring expected Outlier Payments within this mandate, CMS has proposed substantially raising the cost threshold used to determine the cases for which a hospital will receive Outlier Payments. The proposed change in the cost threshold will substantially reduce total Outlier Payments by reducing (a) the number of cases that qualify for Outlier Payments and (b) the amount of Outlier Payments for cases that continue to qualify. The Company does not expect the implementation of CMS' proposed change to significantly impact the Company's business, financial position or results of operations.

The BBA authorized CMS to establish an outpatient prospective payment system ("OPPS") that was implemented August 1, 2000. The OPPS established groups called Ambulatory Payment Classifications ("APC") for outpatient procedures. Providers are paid for services rendered based on the APCs for those services. The OPPS established a transitional period that limits each hospital's losses during the first three and one half years of the program. If a hospital's costs of providing the services are lower than the payment, the hospital will be able to keep the difference. If a hospital's costs are higher than the payment, it will be subsidized for part of the loss during the transition period. The OPPS has not had a material impact on the Company's business, financial position or results of operations.

The implementation of a PPS for rehabilitation hospitals becomes effective for cost reporting periods on or after October 1, 2002. The Company does not expect the implementation of the PPS for rehabilitation hospitals to significantly impact the Company's business, financial position or results of operations.

Home health services historically were exempt from the DRG-PPS and were paid by Medicare at cost, subject to certain limits. The BBA required that CMS develop a PPS for home health services. The new system has been implemented for cost-reporting periods beginning on or after October 1, 2000. Under the BIPA, a 15 percent reduction in payments for home health services required by the BBA has been delayed and pending legislation may eliminate this proposed reduction altogether. The implementation of a PPS for home health services has not significantly impacted the Company's business, financial position or results of operations.

Hospitals that treat a disproportionately large number of low-income patients (Medicaid and Medicare patients eligible to receive supplemental Social Security income) currently receive additional payments from the federal government in the form of Disproportionate Share Payments. The BBA required such payments to be reduced from what they otherwise would be by one percent in federal fiscal year 1998, two percent in federal fiscal year 1999 and so forth up to a reduction of five percent in federal fiscal year 2002. The BBRA froze the reduction for federal fiscal year 2001 at the federal fiscal year 2000 levels, and the BIPA further limited the reduction to two percent in 2001 and three percent in 2002. The Company's hospitals currently expect to receive full Disproportionate Share Payments, without reduction, in 2003.

Under current law, if a hospital is unable to collect a Medicare beneficiary's deductible or co-payment (a "Bad Debt"), the hospital may be paid by the federal government for a portion of the Bad Debt provided certain conditions are met. The BBA provided that the amount of Bad Debt for which the Company otherwise would be paid will be reduced by: 25 percent beginning October 1, 1997, 40 percent beginning October 1, 1998, and 45 percent beginning October 1, 1999. The BIPA amended the BBA to provide that the Company's hospitals will receive 70 percent, rather than only 55 percent, of the amount they otherwise would be paid for their Bad Debts for cost reporting periods beginning on or after October 1, 2000.

As discussed above, the BBA significantly changed the manner in which the Company is paid for services provided to Medicare beneficiaries. While both the BBRA and the BIPA have restored a portion of the reductions made by the BBA, all of the BBA changes taken as a whole have significantly reduced the amount of payments received by the Company from the federal government.

The Medicare, Medicaid and TriCare programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payments to facilities. The final determination of amounts earned under the programs often requires many years because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. Management believes that adequate provision has been made in the Company's consolidated financial statements for such adjustments. Until final adjustment, however, significant issues remain unresolved and previously determined allowances could be more or less than ultimately required.

**Certain Background Information**

Health care, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. Changes in Medicare, Medicaid and other programs, hospital cost-containment initiatives by public and private payors, proposals to limit payments and health care spending and industry-wide competitive factors are highly significant to the health care industry. In addition, the health care industry is governed by a framework of federal and state laws, rules and regulations that are extremely complex and for which the industry has the benefit of little or no regulatory or judicial interpretation. Although the Company believes it is in compliance in all material respects with such laws, rules and regulations, if a determination is made that the Company was in material violation of such laws, rules or regulations, its business, financial position or results of operations could be materially adversely affected.

As discussed under Medicare, Medicaid and Other Revenues starting on page 13, the BBA has had the effect of reducing payments to hospitals and other health care providers under Medicare programs. The reductions in payments and other changes mandated by the BBA, have had a significant impact on the Company's revenues under Medicare programs. In addition, there continue to be federal and state proposals that would, and actions that do, impose more limitations on payments to providers such as Tenet and proposals to increase copayments and deductibles from patients.

Tenet's facilities also are affected by controls imposed by government and private payors designed to reduce admissions and lengths of stay. For all providers, such controls, including what is commonly referred to as "utilization review," have resulted in fewer treatments and procedures being performed. Utilization review entails the review of the admission and course of treatment of a patient by a third party. Utilization review by third-party peer review organizations ("PROs") is required in connection with the provision of care paid for by Medicare and Medicaid. Utilization review by third parties also is a requirement of many managed care arrangements.

Many states have enacted or are considering enacting measures that are designed to reduce their Medicaid expenditures and to make certain changes to private health care insurance. Various states have applied, or are considering applying, for a federal waiver from current Medicaid regulations to allow them to serve some of their Medicaid participants through managed care providers. Texas was denied a waiver under Section 1115 of the BBA but has implemented regional managed care programs under a more limited waiver. Texas also has applied for federal funds for children's health programs under the BBA. Louisiana is considering wider use of managed care for its Medicaid population. California has created a voluntary health insurance purchasing cooperative that seeks to make health care coverage more affordable for businesses with five to 50 employees, and changed the payment system for participants in its Medicaid program in certain counties from fee-for-service arrangements to managed care plans. Florida also has legislation, and other states are considering adopting legislation, imposing a tax on net revenues of hospitals to help finance or expand the provision of health care to uninsured and underinsured persons. A number of other states are considering the enactment of managed care initiatives designed to provide universal low-cost coverage. These proposals also may attempt to include coverage for some people who currently are uninsured.

### Certificate of Need Requirements

Some states require state approval for construction and expansion of health care facilities, including findings of need for additional or expanded health care facilities or services. Certificates of Need, which are issued by governmental agencies with jurisdiction over health care facilities, are at times required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. Following a number of years of decline, the number of states requiring Certificates of Need is once again on the rise as state legislators once again are looking at the Certificate of Need process as a way to contain rising health care costs. At May 31, 2002, Tenet operated hospitals in 12 states that require state approval under Certificate of Need programs. Tenet is unable to predict whether it will be able to obtain any Certificates of Need in any jurisdiction where such Certificates of Need are required.

### Antikickback and Self-Referral Regulations

The health care industry is subject to extensive federal, state and local regulation relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and prices for services. In particular, Medicare and Medicaid antikickback and antifraud and abuse amendments codified under Section 1128B(b) of the Social Security Act (the "Antikickback Amendments") prohibit certain business practices and relationships that might affect the provision and cost of health care services payable under the Medicare, Medicaid and other government programs, including the payment or receipt of remuneration for the referral of patients whose care will be paid for by such programs. Sanctions for violating the Antikickback Amendments include criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as Medicare and Medicaid. Many states have statutes similar to the federal Anitikickback Amendments, except that the state statutes usually apply to referrals for services reimbursed by all third-party payors, not just federal programs.

In addition, it is a violation of the Federal Civil Monetary Penalties Law to offer or transfer anything of value to Medicare or Medicaid beneficiaries that is likely to influence their decision to obtain covered goods or services from one provider or service over another.

In addition to addressing other matters, as discussed below, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") amends Title XI (42 U.S.C. 1301 *et seq.*) to broaden the scope of current fraud and abuse laws to include all health plans, whether or not payments under such health plans are made pursuant to a federal program.

Section 1877 of the Social Security Act (commonly referred to as the "Stark" laws) restricts referrals by physicians of Medicare or Medicaid patients to providers of a broad range of designated health services with which they or an immediate family member have ownership or certain other financial arrangements, unless one of several exceptions applies. These exceptions cover a broad range of common financial relationships. These statutory and regulatory exceptions are available to protect certain employment relationships, leases, group practice arrangements, medical directorships, and other common relationships between physicians and providers of designated health services. A violation of the Stark laws may result in a denial of payment, required refunds to patients and to the Medicare program, civil monetary penalties of up to $15,000 for each violation, civil monetary penalties of up to $100,000 for "sham" arrangements, civil monetary penalties of up to $10,000 for each day in which an entity fails to report required information and exclusion from participation in the Medicare, Medicaid and other federal programs. Many states have adopted or are considering similar legislative proposals, some of which extend beyond the Medicaid program to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care. Tenet's participation in and development of joint ventures and other financial relationships with physicians could be adversely affected by these amendments and similar state enactments.

On January 4, 2001, the Department of Health and Human Services ("HHS") issued final regulations, subject to comment, intended to clarify parts of the Stark laws and some of the exceptions to them. These regulations are considered the first phase of a two-phase process, with the remaining regulations to be published at an unknown future date. While HHS may add new exceptions to the final regulations, the current statutory exceptions, discussed above, will continue to be available. The Company cannot predict the final form that these regulations will take or the effect that the final regulations will have on its operations.

The federal government has issued regulations that describe some of the conduct and business relationships that are permissible under the Antikickback Amendments ("Safe Harbors"). The fact that certain conduct or a given business arrangement does not fall within a Safe Harbor does not render the conduct or business arrangement per se illegal under the Antikickback Amendments. Such conduct and business arrangements, however, do risk increased scrutiny by government enforcement authorities. Tenet may be less willing than some of its competitors to enter into conduct or business arrangements that do not clearly satisfy the Safe Harbors. Passing up certain of those opportunities of which its competitors are willing to take advantage may put Tenet at a competitive disadvantage. Tenet has a voluntary regulatory compliance program and systematically reviews all of its operations to ensure that they comply with federal and state laws related to health care, such as the Antikickback Amendments, the Stark laws and similar state statutes.

Both federal and state government agencies continue heightened and coordinated civil and criminal enforcement efforts against the health care industry. As part of an announced work plan, which is implemented through the use of national initiatives against health care providers, including the Company, the government is scrutinizing, among other things, the terms of acquisitions of physician practices and the coding practices related to certain clinical laboratory procedures and inpatient procedures. The Company believes that the health care industry will continue to be subject to increased government scrutiny and investigations such as this.

Another trend impacting health care providers, including the Company, is the increased use of the False Claims Act, particularly by individuals who bring actions. Such *qui tam* or "whistleblower" actions allow private individuals to bring actions on behalf of the government alleging that a hospital has defrauded the federal government. If the government intervenes in the action and prevails the defendant may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each false claim submitted to the government. As part of the resolution of a *qui tam* case, the party filing the initial complaint may share in a portion of any settlement or judgment. If the government does not intervene in the action, the *qui tam* plaintiff may pursue the action independently. Although companies in the health care industry in general, and the Company in particular, have been and may continue to be subject to *qui tam* actions, the Company is unable to predict the impact of such actions on its business, financial position or results of operations.

The Company is unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations. Further changes in the regulatory framework could have a material adverse effect on the Company's business, financial position or results of operations.

### HIPAA

HIPAA mandates the adoption of standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. Ensuring privacy and security of patient information — "accountability" — is one of the key factors driving the legislation. The other major factor — "portability" — refers to Congress' intention to ensure that individuals may take their medical and insurance records with them when they change employers.

In August 2000, HHS issued final regulations establishing electronic data transmission standards that health care providers must use when submitting or receiving certain health care data electronically. All affected entities, including Tenet, are required to comply with these regulations by October 16, 2002.

On December 27, 2001, President Bush signed into law H.R. 3323, the Administrative Simplification Compliance Act (the "ASCA"). The ASCA requires that, by October 16, 2002, hospitals and other covered entities must either: (1) be in compliance with the electronic data transmission standards under HIPAA, or (2) submit a summary plan to the Secretary of HHS describing how the entity will come into full compliance with the standards by October 16, 2003. Tenet continues to work toward compliance with the electronic data transmission standards. Tenet will submit a summary plan to the Secretary of HHS and will be in compliance with the standards by October 16, 2003.

In December 2000, HHS issued final regulations concerning the privacy of health care information. These regulations regulate the use and disclosure of individuals' health care information, whether communicated electronically, on paper or verbally. All affected entities, including Tenet, are required to comply with these regulations by April 2003. The regulations also provide patients with significant new rights related to understanding and controlling how their health information is used or disclosed.

Proposed security standards designed to ensure privacy and security of patient information were published by HHS in August 1998, but they have not been finalized. The proposed security standards would require health care providers to implement organizational and technical practices to protect the security of patient information. Once the security regulations are finalized, the Company will have approximately two years to comply with such regulations.

Although the enforcement provisions of HIPAA have not yet been finalized, sanctions are expected to include criminal penalties and civil sanctions. The Company has established a plan and engaged the resources necessary to comply with HIPAA. At this time, the Company anticipates that it will be able to fully comply with those HIPAA regulations that have been issued and with the proposed regulations. Based on the existing and proposed HIPAA regulations, the Company believes that the cost of its compliance with HIPAA will not have a material adverse effect on its business, financial position or results of operations.

### Environmental Regulations

The Company's health care operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. The Company's operations, as well as the Company's purchases and sales of facilities, also are subject to compliance with various other environmental laws, rules and regulations. The Company believes that the cost of such compliance will not have a material adverse effect on its business, financial position or results of operations.

### Health Care Facility Licensing Requirements

Tenet's health care facilities are subject to extensive federal, state and local legislation and regulation. In order to maintain their operating licenses, health care facilities must comply with strict standards concerning medical care, equipment and hygiene. Various licenses and permits also are required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. Tenet's health care facilities hold all required governmental approvals, licenses and permits. Except for one small hospital that has not sought to be accredited, each of Tenet's facilities that is eligible for accreditation is fully accredited by the JCAHO, CARF (in the case of rehabilitation hospitals), AOA (in the case of two hospitals) or another appropriate accreditation agency. With such accreditation, the Company's hospitals are eligible to participate in government-sponsored provider programs such as the Medicare and Medicaid programs. The one hospital that is not accredited participates in the Medicare program through a special waiver that must be renewed each year.

### Utilization Review Compliance and Hospital Governance

Tenet's health care facilities are subject to and comply with various forms of utilization review. In addition, under the Medicare PPS, each state must have a PRO to carry out a federally mandated system of review of Medicare patient admissions, treatments and discharges in general hospitals. Medical and surgical services and practices are extensively supervised by committees of staff doctors at each health care facility, are overseen by each health care facility's local governing board, the members of which primarily are physicians and community members, and are reviewed by Tenet's quality assurance personnel. The local governing boards also help maintain standards for quality care, develop long-range plans, establish, review and enforce practices and procedures and approve the credentials and disciplining of medical staff members.

## COMPLIANCE PROGRAM

The Company voluntarily maintains a multifaceted corporate compliance and ethics program that meets or exceeds all applicable federal guidelines and industry standards. The program is designed to monitor and raise awareness of various regulatory issues among employees, to stress the importance of complying with all governmental laws and regulations and to promote the Company's Standards of Conduct. As part of the program, the Company provides annual ethics and compliance training to every employee. The Company also provides additional compliance training in specialized areas to the employees responsible for these areas. The program encourages all employees to report any potential or perceived violations to a toll-free telephone hotline

## MANAGEMENT

The executive officers of the Company who are not also directors as of July 31, 2002 are:

| Name | Position | Age |
|---|---|---|
| David L. Dennis | Vice Chairman, Chief Corporate Officer and Chief Financial Officer in the Office of the President | 53 |
| Thomas B. Mackey | Chief Operating Officer in the Office of the President | 54 |
| Raymond L. Mathiasen | Executive Vice President and Chief Accounting Officer | 59 |
| Christi R. Sulzbach | Executive Vice President and General Counsel | 47 |

Mr. Dennis was elected to the position of Vice Chairman, Chief Corporate Officer and Chief Financial Officer in the Office of the President, effective March 1, 2000. Mr. Dennis held various positions with Donaldson, Lufkin and Jenrette ("DLJ") from 1989 to 2000, including serving as the co-head of the Los Angeles office from 1996 through February 2000. Before joining DLJ in 1989, Mr. Dennis spent nine years in a number of positions with the investment banking division of Merrill Lynch Capital Markets. Mr. Dennis serves as a director of Westwood One. He holds a bachelor's degree in economics and finance from San Diego State University and a M.B.A. in finance and corporate strategy from UCLA.

Mr. Mackey was elected Chief Operating Officer in the Office of the President on January 13, 1999. Mr. Mackey has 25 years experience in the health care industry. He has held a variety of senior regional and divisional management positions with Tenet since 1985, most recently serving as Executive Vice President, Western Division from March 1995 to January 1999. Before joining Tenet, Mr. Mackey was vice president, operations, for Greatwest Hospitals in California. He began his health care career at the University of California, San Diego University Hospital. Mr. Mackey is a member of the board of directors of the Federation of American Hospitals. Mr. Mackey holds a bachelor's degree in industrial engineering from Northeastern University and a M.B.A. from Cornell University.

Mr. Mathiasen was elected Executive Vice President on March 22, 1999. Since March 1996, Mr. Mathiasen has been Chief Accounting Officer of the Company. From February 1994 to March 1996, Mr. Mathiasen served as Senior Vice President and Chief Financial Officer of the Company and from September 1993 to February 1994, Mr. Mathiasen served as Senior Vice President and acting Chief Financial Officer. Mr. Mathiasen was elected to the position of Senior Vice President in 1990 and Chief Operating Financial Officer in 1991. Prior to joining Tenet as a Vice President in 1985, he was a partner with Ernst & Young. Mr. Mathiasen holds a bachelor's degree in accounting from California State University, Long Beach.

Ms. Sulzbach was elected Executive Vice President and General Counsel on February 22, 1999. Prior to that appointment, Ms. Sulzbach served as Associate General Counsel in charge of compliance and litigation and as Senior Vice President, Public Affairs. She joined Tenet in 1983 and has held a variety of positions in the law department since that time. She serves on the boards of directors of the Federation of American Hospitals, the Los Angeles Chapter of the Federal Bar Association and Laguna Blanca School. Ms. Sulzbach holds bachelor degrees in political science and psychology from the University of Southern California and a J.D. from Loyola University in Los Angeles.

## PROFESSIONAL AND GENERAL LIABILITY INSURANCE

For years, through May 31, 2002, the Company insured substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions through a majority-owned insurance subsidiary under a mature claims-made policy with a 10-year discovery period. These self-insured retentions were $1 million per occurrence for the three years ended May 31, 2002, and in prior years varied by hospital and by policy period from $500,000 to $5 million per occurrence. Risks in excess of $3 million per occurrence were, in turn, reinsured with major independent insurance companies. Effective June 1, 2002, the Company, along with another unrelated health care company, formed a new insurance subsidiary. This subsidiary insures professional and general liability risks, in excess of a $2 million self-insured retention, under a first-year only claims-made policy, and, in turn, reinsures its risks in excess of $5 million per occurrence with major independent insurance companies.

In addition to the reserves recorded by the above insurance subsidiaries, the Company maintains reserves based on actuarial estimates for the portion of its professional liability risks, including incurred but not reported claims, for which it does not have insurance coverage. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and have been discounted to their present value using a discount rate of 7.5 percent. If actual payments of claims materially exceed projected estimates of claims, Tenet's financial position could be materially adversely affected.

## FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K, and the documents incorporated herein by reference, including, without limitation, statements containing the words "believes", "anticipates", "expects", "will", "may", "might", "should", "surmises", "estimates", "intends", "appears"and words of similar import, and statements regarding the Company's business strategy and plans, constitute "forward-looking statements"within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and involve known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company's or the health care industry's actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and regionally; industry capacity; demographic changes; changes in, or the failure to comply with, laws and governmental regulations; the ability to enter into managed care provider arrangements on acceptable terms; changes in Medicare and Medicaid payments or reimbursement, including those resulting from a shift from traditional reimbursement to managed care plans; liability and other claims asserted against the Company; competition, including the Company's failure to attract patients to its hospitals; the loss of any significant customers; technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, health care; a shortage of raw materials; a breakdown in the distribution process or other factors that may increase the Company's cost of supplies; changes in business strategy or development plans; the ability to attract and retain qualified personnel, including physicians, nurses and other health care professionals, including the impact on the Company's labor expenses resulting from a shortage of nurses and/or other health care professionals; the significant indebtedness of the Company; the availability of professional liability insurance coverage at current levels; the availability of suitable acquisition opportunities and the length of time it takes to accomplish acquisitions; the Company's ability to integrate new businesses with its existing operations; the availability and terms of capital to fund the expansion of the Company's business, including the acquisition of additional facilities and certain additional factors, risks and uncertainties discussed in this Annual Report on Form 10-K and the documents incorporated herein by reference. Given these uncertainties, investors and prospective investors are cautioned not to rely on such forward-looking statements. The Company disclaims any obligation, and makes no promise, to update any such factors or forward-looking statements or to publicly announce the results of any revisions to any such factors or forward-looking statements, whether as a result of changes in underlying factors, to reflect new information as a result of the occurrence of events or developments or otherwise.

**Item 2. Properties.**

The response to this item is included in Item 1.

**Item 3. Legal Proceedings.**

The Company is subject to claims and lawsuits in its normal course of business. The Company believes that its liability for damages resulting from such claims and lawsuits is adequately covered by insurance or is adequately provided for in its consolidated financial statements. Although the results of these claims and lawsuits cannot be predicted with certainty, the Company believes that the ultimate resolution of these claims and lawsuits will not have a material adverse effect on the Company's business, financial position or results of operations.

**Item 4. Submission of Matters to a Vote of Security Holders.**

None.

## PART II

**Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.**

The response to this item is included on page 53 of the Registrant's Annual Report to Shareholders for the year ended May 31, 2002. The required information hereby is incorporated by reference.

**Item 6. Selected Financial Data.**

The response to this item is included on page 9 of the Registrant's Annual Report to Shareholders for the year ended May 31, 2002. The required information hereby is incorporated by reference.

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

The response to this item is included on pages 10 through 23 of the Registrant's Annual Report to Shareholders for the year ended May 31, 2002. The required information hereby is incorporated by reference.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

The response to this item is included on pages 21 and 22 of the Registrant's Annual Report to Shareholders for the fiscal year ended May 31, 2002. The required information hereby is incorporated by reference.

**Item 8. Financial Statements and Supplementary Data.**

The response to this item is included on pages 25 through 53 of the Registrant's Annual Report to Shareholders for the fiscal year ended May 31, 2002. The required information hereby is incorporated by reference.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

## PART III

**Items 10 and 11. Directors and Executive Officers of the Registrant; Executive Compensation.**

Information concerning the directors of the Registrant, including executive officers of the Registrant who also are directors, compensation and other information required by Item 10 is included on pages 2 through 16 and 35 of the definitive Proxy Statement for the Registrant's 2002 Annual Meeting of Shareholders and hereby is incorporated by reference. Similar information required by Item 10 regarding executive officers of the Registrant who are not directors is set forth on page 21 above. Information regarding compensation of executive officers of the Registrant and other information required by Item 11 is included on pages 17 through 23 and pages 28 through 32 of the definitive Proxy Statement for the Registrant's 2002 Annual Meeting of Shareholders and hereby is incorporated by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management.**

Information concerning security ownership of certain beneficial owners and management required by Item 12 is included on pages 7 and 8 and pages 33 and 34 of the definitive Proxy Statement for the Registrant's 2002 Annual Meeting of Shareholders and hereby is incorporated by reference.

In fiscal years 2000 and 2001, the Company granted options to its employees under its 1999 Broad-Based Stock Incentive Plan (the "Broad-Based Plan"), which was adopted by the Company's Board of Directors (the "Board") on July 28, 1999 and amended and restated by the Board on May 24, 2000. The Broad-Based Plan was not submitted to the Company's shareholders for approval. With the approval by the Company's shareholders of its 2001 Stock Incentive Plan (the "2001 Plan") at the 2001 Annual Meeting of Shareholders, the Company discontinued the grant of any additional options under the Broad-Based Plan. The Company currently grants stock options only under the 2001 Plan. Awards granted under the Broad-Based Plan vest and may be exercised as determined by the Compensation Committee of the Board. In the event of a change of control, the Compensation Committee may, in its sole discretion, without obtaining shareholder approval, accelerate the vesting or performance periods of the awards. Although the Broad-Based Plan authorized, in addition to options, the grant of appreciation rights, performance units, restricted units and cash bonus awards, only nonqualified stock options were granted under the Broad-Based Plan. All options were granted with an exercise price equal to the closing price of the Company's common stock on the date of grant. Options normally are exercisable at the rate of one-third per year beginning one year from the date of grant and generally expire 10 years from the date of grant.

The following table summarizes certain information with respect to the Company's equity compensation plans pursuant to which options remain outstanding as of May 31, 2002. The share amounts have been adjusted to reflect the 3-for-2 split of Tenet's common stock that became effective after the close of trading on June 28, 2002.

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options | (b) Weighted-average exercise price of outstanding options | (c) Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) |
|---|---|---|---|
| Equity compensation plans approved by shareholders | 30,736,136 | $26.93 | 49,908,830 |
| Equity compensation plans not approved by shareholders | 9,660,437 | $20.73 | — |
| Total | 40,396,572 | $25.45 | 49,908,830 |

**Item 13. Certain Relationships and Related Transactions.**

The response to this item is included on pages 32 and 33 of the definitive Proxy Statement for the Registrant's 2002 Annual Meeting of Shareholders. The required information hereby is incorporated by reference.

## PART IV

**Item 14. Exhibits, Financial Statements, Schedules and Reports on Form 8-K.**

**(a) 1. Financial Statements.**

The consolidated financial statements to be included in Part II, Item 8, are incorporated by reference to the Registrant's 2002 Annual Report to Shareholders for the fiscal year ended May 31, 2002. (See Exhibit (13))

**2. Financial Statement Schedules.**

Schedule II-Valuation and Qualifying Accounts (included on page 31).

All other schedules and Condensed Financial Statements of Registrant are omitted because they are not applicable or not required or because the required information is included in the consolidated financial statements or notes thereto.

**3. Exhibits.**

(3) Articles of Incorporation and Bylaws

(a) Restated Articles of Incorporation of Registrant, as amended October 13, 1987 and June 22, 1995 (Incorporated by reference to Exhibit 3(a) to Registrant's Annual Report on Form 10-K, dated August 15, 2000, for the fiscal year ended May 31, 2000)

(b) Restated Bylaws of Registrant, as amended July 25, 2001 (Incorporated by reference to Exhibit 3 (b) to Registrant's Annual Report on Form10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(4) Instruments Defining the Rights of Security Holders, Including Indentures

(a) Indenture, dated as of October 16, 1995, between Tenet and The Bank of New York, as Trustee, relating to 8 5/8% Senior Notes due 2003 (Incorporated by reference to Exhibit 4(a) to Registrant's Annual Report on Form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(b) First Supplemental Indenture, dated as of October 30, 1995, between Tenet and The Bank of New York, as Trustee, relating to 8 5/8% Senior Notes due 2003

(c) Second Supplemental Indenture, dated as of August 21, 1997, between Tenet and The Bank of New York, as Trustee, relating to 8 5/8% Senior Notes due 2003

(d) Third Supplemental Indenture, dated as of November 14, 2001, between Tenet and The Bank of New York, as Trustee, relating to 8 5/8% Senior Notes due 2003 (Incorporated by reference to Exhibit 2.5 to Registrant's Registration Statement on Form 8-A, dated January 7, 2002)

(e) Indenture, dated January 15, 1997, between Tenet and The Bank of New York, as Trustee, relating to 7 7/8% Senior Notes due 2003

(f) First Supplemental Indenture, dated as of November 13, 2001, between Tenet and The Bank of New York, as Trustee, relating to 7 7/8% Senior Notes due 2003 (Incorporated by reference to Exhibit 2.8 to Registrant's Registration Statement on Form 8-A, dated January 7, 2002)

(g) Indenture, dated January 15, 1997, between Tenet and The Bank of New York, as Trustee, relating to 8% Senior Notes due 2005

(h) First Supplemental Indenture, dated as of November 13, 2001, between Tenet and The Bank of New York, as Trustee, relating to 8% Senior Notes due 2005 (Incorporated by reference to Exhibit 2.10 to Registrant's Registration Statement on Form 8-A, dated January 7, 2002)

(i) Indenture, dated May 21, 1998, between Tenet and The Bank of New York, as Trustee relating to 8 1/8% Senior Subordinated Notes due 2008 (Incorporated by reference to Exhibit 4(p) to Registrant's Annual Report on Form 10-K, dated August 28, 1998, for the fiscal year ended May 31, 1998)

(j) First Supplemental Indenture, dated March 18, 2002, between Tenet and The Bank of New York, as Trustee, relating to 8 1/8% Senior Subordinated Notes due 2008 (Incorporated by reference to Exhibit 4(b) to Registrant's Quarterly Report on Form 10-Q, dated April 12, 2002, for the quarterly period ended February 28, 2002)

(k) Indenture, dated as of November 6, 2001, between Tenet and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K, dated November 6, 2001)

(l) First Supplemental Indenture, dated as of November 6, 2001, between Tenet and The Bank of New York, as Trustee, relating to 5 3/8% Senior Notes due 2006 (Incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K, dated November 6, 2001)

(m) Second Supplemental Indenture, dated as of November 6, 2001, between Tenet and The Bank of New York, as Trustee, relating to 6 3/8% Senior Notes due 2011 (Incorporated by reference to Exhibit 4.3 to Registrant's Current Report on Form 8-K, dated November 6, 2001)

(n) Third Supplemental Indenture, dated as of November 6, 2001, between Tenet and The Bank of New York, as Trustee, relating to 6 7/8% Senior Notes due 2031 (Incorporated by reference to Exhibit 4.4 to Registrant's Current Report on Form 8-K, dated November 6, 2001)

(o) Fourth Supplemental Indenture, dated March 7, 2002, between Tenet and The Bank of New York, as Trustee, relating to 6 1/2% Senior Notes due 2012 (Incorporated by reference to Exhibit 4.3 to Registrant's Current Report on Form 8-K, dated March 7, 2002)

(p) Fifth Supplemental Indenture, dated June 25, 2002, between Tenet and The Bank of New York, as Trustee, relating to 5% Senior Notes due 2007 (Incorporated by reference to Exhibit 4.3 to Registrant's Current Report on Form 8-K, dated June 25, 2002)

(10) Material Contracts

(a) $1,500,000,000 Five-Year Credit Agreement, dated as of March 1, 2001, as amended by Amendment No. 1, dated as of October 10, 2001, among the Company, as Borrower, the Lenders, Managing Agents and Co-Agents party thereto, the Swingline Bank party thereto, The Bank of New York, The Bank of Nova Scotia and Salomon Smith Barney, Inc. as Documentation Agents, Bank of America, N.A. as Syndication Agent and Morgan Guaranty Trust Company of New York as Administrative Agent (Incorporated by reference to Exhibit 10(a) to Registrant's Quarterly Report on Form 10-Q, dated January 14, 2002, for the fiscal quarter ended November 30, 2001)

(b) $500,000,000 364-Day Credit Agreement, dated as of March 1, 2001, as amended by Amendment No. 1, dated as of October 10, 2001 and amended and restated as of February 28, 2002, among the Company, as Borrower, the Lenders, Managing Agents and Co-Agents party thereto, The Bank of New York, The Bank of Nova Scotia and Salomon Smith Barney, Inc. as Documentation Agents, Bank of America, N.A., as Syndication Agent and Morgan Guaranty Trust Company of New York as Administrative Agent (Incorporated by reference to Exhibit 10(a) to Registrant's Quarterly Report on Form 10-Q, dated April 12, 2002, for the fiscal quarter ended February 28, 2002)

(c) Letter from the Registrant to Jeffrey C. Barbakow, dated May 26, 1993 (Incorporated by reference to Exhibit 10(h) to Registrant's Annual Report on Form 10-K, dated August 26, 1999, for the fiscal year ended May 31, 1999)

(d) Letter from the Registrant to Jeffrey C. Barbakow, dated June 1, 1993 (Incorporated by reference to Exhibit 10(i) to Registrant's Annual Report on Form 10-K, dated August 26, 1999, for the fiscal year ended May 31, 1999)

(e) Memorandum from the Registrant to Jeffrey C. Barbakow, dated June 14, 1993 (Incorporated by reference to Exhibit 10(j) to Registrant's Annual Report on Form 10-K, dated August 26, 1999, for the fiscal year ended May 31, 1999)

(f) Memorandum of Understanding, dated May 21, 1996, from Jeffrey C. Barbakow to the Company (Incorporated by reference to Exhibit 10(f) to Registrant's Annual Report on Form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(g) Deferred Compensation Agreement, dated May 31, 1997, between Jeffrey C. Barbakow and the Company (Incorporated by reference to Exhibit 10(l) to Registrant's Annual Report on Form 10-K, dated August 28, 1998, for the fiscal year ended May 31, 1998)

(h) Memorandum of Understanding, dated June 1, 2001, from Jeffrey C. Barbakow to the Company (Incorporated by reference to Exhibit 10(h) to Registrant's Annual Report on form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(i) Letter from the Company to David L. Dennis, dated February 18, 2000 (Incorporated by reference to Exhibit 10(j) to Registrant's Annual Report on Form 10-K, dated August 15, 2000, for the fiscal year ended May 31, 2000)

(j) Letter from the Company to Thomas B. Mackey, dated January 13, 1999 (Incorporated by reference to Exhibit 10(p) to Registrant's Annual Report on Form 10-K, dated August 26, 1999, for the fiscal year ended May 31, 1999)

(k) Executive Officers Relocation Protection Agreement (Incorporated by reference to Exhibit 10(l) to Registrant's Annual Report on Form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(l) Severance Protection Plan for Executive Officers (Incorporated by reference to Exhibit 10(m) to Registrant's Annual Report on Form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(m) Board of Directors Retirement Plan, effective January 1, 1985, as amended August 18, 1993, April 25, 1994 and July 30, 1997 (Incorporated by reference to Exhibit 10(p) to Registrant's Annual Report on Form 10-K, dated August 28, 1998, for the fiscal year ended May 31, 1998)

(n) Tenet Healthcare Corporation Amended and Restated Supplemental ExecutiveRetirement Plan

(o) Third Amended and Restated Tenet 2001 Deferred Compensation Plan

(p) Second Amended and Restated Tenet Executive Deferred Compensation Plans Trust (Incorporated by reference to Exhibit 10(r) to Registrant's Annual Report on Form 10- K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(q) Tenet Healthcare Corporation Second Amended and Restated 1994 Directors Stock Option Plan (Incorporated by reference to Exhibit 10(s) to Registrant's Annual Report on Form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(r) 1991 Stock Incentive Plan (Incorporated by reference to Exhibit 10(t) to Registrant's Annual Report on Form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(s) Amended and Restated 1995 Stock Incentive Plan

(t) First Amended and Restated Tenet Healthcare Corporation 1999 Broad-Based Stock Incentive Plan

(u) Tenet Healthcare Corporation 2001 Stock Incentive Plan (Incorporated by reference to Appendix A to Registrant's Definitive Proxy Statement, dated August 20, 2001, for the Annual Meeting of Shareholders held on October 10, 2001)

(v) Tenet Healthcare Corporation 2001 Annual Incentive Plan (Incorporated by reference to Appendix B to Registrant's Definitive Proxy Statement, dated August 20, 2001, for the Annual Meeting of Shareholders held on October 10, 2001)

(13) 2002 Annual Report to Shareholders of Registrant

(21) Subsidiaries of the Registrant

(23) Consent of Experts

(a) Accountants' Consent and Report on Consolidated Schedule (KPMG LLP)

(99.1) Certification of Chief Executive Officer Pursuant to Section1350 of Chapter 63 of Title 18 of the United States Code

(99.2) Certification of Chief Financial Officer Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

**(b) Reports on Form 8-K**

The Company filed two reports on Form 8-K during the last quarter of fiscal year 2002. An 8-K, dated March 7, 2002, reported the Company's completion of an offering of $600,000,000 aggregate principal amount of its 6 1/2% Senior Notes due 2012 pursuant to its existing $2,000,000,000 shelf registration statement. An 8-K, dated May 22, 2002, reported the Company's approval of a 3-for-2 split of its common stock and corresponding reduction in the par value of the common stock from $.075 per share to $.050 per share, effective as of the close of trading on June 28, 2002.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 15, 2002.

TENET HEALTHCARE CORPORATION

| | |
|---|---|
| By: David L. Dennis | By: Raymond L. Mathiasen |
| *Vice Chairman, Chief Corporate Officer and Chief Financial Officer (Principal Financial Officer)* | *Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)* |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on August 15, 2002, by the following persons on behalf of the registrant and in the capacities indicated:

| Signature | Title |
|---|---|
| Jeffrey C. Barbakow | Chairman, Chief Executive Officer and Director (Principal Executive Officer) |
| Lawrence Biondi, S.J. | Director |
| Bernice B. Bratter | Director |
| Sanford Cloud, Jr. | Director |
| Maurice J. DeWald | Director |
| Van B. Honeycutt | Director |

| | |
|---|---|
| [signature] J. Robert Kerrey | Director |
| [signature] Lester B. Korn | Director |
| [signature] Floyd D. Loop, M.D. | Director |

TENET HEALTHCARE CORPORATION AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Years Ended May 31, 2000, 2001 and 2002
(in millions)

**Allowance for Doubtful Accounts**

| | Balance at Beginning of Period | Additions Charged to: Costs and Expenses(1) | Additions Charged to: Other Accounts | Deductions(2) | Other Items(3) | Balance at End of Period |
|---|---|---|---|---|---|---|
| 2000 | $287 | $ 915 | — | $ (848) | $4 | $358 |
| 2001 | 358 | 904 | — | (930) | 1 | 333 |
| 2002 | 333 | 1,044 | — | (1,062) | 0 | 315 |

(1) Before considering recoveries on accounts or notes previously written off.

(2) Accounts written off.

(3) Primarily beginning balances for purchased businesses, net of balances for businesses sold.

Exhibit 99.1

# CERTIFICATION PURSUANT TO SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE

I, Jeffrey C. Barbakow, the Chairman and Chief Executive Officer of Tenet Healthcare Corporation, certify (i) that the Annual Report on Form 10-K for the fiscal year ended May 31, 2002 (the "Form 10-K"), filed with the Securities and Exchange Commission on August 14, 2002, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Tenet Healthcare Corporation.

Jeffrey C. Barbakow

August 14, 2002

The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Form 10-K or as a separate disclosure document.

Exhibit 99.2

## CERTIFICATION PURSUANT TO SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE

I, David L. Dennis, the Vice Chairman, Chief Corporate Officer and Chief Financial Officer in the Office of the President of Tenet Healthcare Corporation, certify (i) that the Annual Report on Form 10-K for the fiscal year ended May 31, 2002 (the "Form 10-K"), filed with the Securities and Exchange Commission on August 14, 2002, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Tenet Healthcare Corporation.

David L. Dennis

August 14, 2002

The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Form 10-K or as a separate disclosure document.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended May 31, 2002.**

**OR**

[_] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to .**

**Commission file number: I-7293**

**TENET HEALTHCARE CORPORATION**
(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| **Nevada**<br>(State or other jurisdiction of incorporation or organization) | **95-2557091**<br>(I.R.S. Employer Identification No.) |
| **3820 State Street**<br>**Santa Barbara, California**<br>(Address of principal executive offices) | **93105**<br>(Zip Code) |

**Area Code (805) 563-7000**
(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock | New York Stock Exchange<br>Pacific Exchange |
| 7 7/8% Senior Notes due 2003 | New York Stock Exchange |
| 8 5/8% Senior Notes due 2003 | New York Stock Exchange |
| 8% Senior Notes due 2005 | New York Stock Exchange |
| 5 3/8% Senior Notes due 2006 | New York Stock Exchange |
| 5% Senior Notes due 2007 | New York Stock Exchange |
| 6 3/8% Senior Notes due 2011 | New York Stock Exchange |
| 6 1/2% Senior Notes due 2012 | New York Stock Exchange |
| 6 7/8% Senior Notes due 2031 | New York Stock Exchange |
| 8 1/8% Senior Subordinated Notes due 2008 | New York Stock Exchange |

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [_]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. o

As of July 31, 2002, there were 488,139,358 shares of Common Stock outstanding. The aggregate market value of the shares of Common Stock held by non-affiliates of the Registrant, based on the closing price of these shares on the New York Stock Exchange, was $23,168,229,852. For the purposes of the foregoing calculation only, all directors and executive officers of the Registrant have been deemed affiliates.

Portions of the Registrant's Annual Report to Shareholders for the fiscal year ended May 31, 2002, have been incorporated by reference into Parts I, II and IV of this Report. Portions of the definitive Proxy Statement for the Registrant's 2002 Annual Meeting of Shareholders have been incorporated by reference into Part III of this Report.

TABLE OF CONTENTS
FORM 10-K ANNUAL REPORT—2002
TENET HEALTHCARE CORPORATION AND SUBSIDIARIES



Note: The responses to Items 5 through 8, Items 12 and 13 and portions of Items 1, 3, 10,11 and 14 are included in the Registrant's Annual Report to Shareholders for the year ended May 31, 2002, or the definitive Proxy Statement for the Registrant's 2002 Annual Meeting of Shareholders. The required information is incorporated into this Report by reference to those documents and is not repeated herein.

# PART I

## Item 1. Business

## GENERAL

Tenet Healthcare Corporation (together with its subsidiaries, "Tenet", the "Registrant" or the "Company") is the second-largest investor-owned health care services company in the United States. At May 31, 2002, Tenet's subsidiaries and affiliates (collectively "subsidiaries") owned or operated 116 domestic general hospitals with 28,667 licensed beds and related health care facilities serving urban and rural communities in 17 states, owned one general hospital and related health care facilities in Barcelona, Spain, and held investments in other health care companies. The related health care facilities included a small number of rehabilitation hospitals, specialty hospitals, long-term-care facilities, a psychiatric facility and medical office buildings located on the same campus as, or nearby, its general hospitals, physician practices and various ancillary health care businesses, including outpatient surgery centers, home health care agencies, occupational and rural health care clinics and health maintenance organizations.

Several years ago Tenet adopted a "back to basics" approach to improving its operations and financial performance. Various initiatives developed as part of that back to basics approach helped Tenet to significantly improve its operations and financial performance in fiscal year 2002. Among those initiatives, which are discussed in more detail below, are initiatives to (i) improve patient, physician and employee satisfaction, (ii) acquire new, or expand and enhance existing, integrated health care delivery systems, (iii) reduce bad debts and improve cash flow, (iv) focus on core services such as cardiology, orthopedics and neurology designed to meet the health care needs of the aging baby boomer generation, (v) improve recruitment and retention of nurses and other employees, (vi) improve the quality of care provided at its hospitals by identifying best practices and exporting those best practices to all of its hospitals; and (vii) improve operating efficiencies and reduce costs while maintaining the quality of care provided.

Tenet regularly reviews its portfolio of facilities to assess performance and allocate resources. Tenet intends to continue its strategic acquisitions of, and partnerships or affiliations with, additional general hospitals and related health care businesses in order to expand and enhance its integrated health care delivery systems. From time to time, Tenet also may close or sell facilities or convert them to alternate uses.

As discussed in more detail under Health Care on page 2, Tenet's subsidiaries acquired five general hospitals and sold one general hospital during fiscal 2002. During fiscal 2002, a partnership between a Tenet subsidiary and The Cleveland Clinic Foundation opened the Cleveland Clinic Florida Hospital.

On March 1, 2001, the Company entered into a senior unsecured $500 million 364-day credit agreement and a senior unsecured $1.5 billion five-year revolving credit agreement. On February 28, 2002, the Company renewed the 364-day agreement for another 364 days. The credit agreements allow the Company to borrow, repay and reborrow up to $500 million prior to March 1, 2003 and $1.5 billion prior to March 1, 2006. The Company had approximately $931 million available under its credit agreements at May 31, 2002.

Under segment reporting criteria, Tenet's business of providing health care is a single reportable operating segment. See the discussion of Tenet's revenues and operations in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Tenet's Annual Report to Shareholders for the year ended May 31, 2002.

## OPERATIONS

### A. Health Care

All of Tenet's operations are conducted through its subsidiaries. At May 31, 2002, Tenet's subsidiaries operated 116 domestic general hospitals with 28,667 licensed beds serving urban and rural communities in 17 states. Of those general hospitals, 96 are owned by Tenet's subsidiaries and 20 are owned by third parties and leased by Tenet subsidiaries (including one Tenet-owned facility that is on land leased from a third party). A Tenet subsidiary also owns one general hospital and ancillary health care operations in Barcelona, Spain.

During fiscal 2002, Tenet's subsidiaries acquired five general hospitals: Good Samaritan Medical Center in West Palm Beach, Florida, with a total of 341 beds, St. Mary's Medical Center in West Palm Beach, Florida, with a total of 460 beds, St. Alexius Hospital in St. Louis, Missouri, with a total of 203 beds, Daniel Freeman Memorial Hospital in Inglewood, California, with a total of 358 beds, and Daniel Freeman Marina Hospital in Marina Del Rey, California, with a total of 166 beds (which is in the process of being closed). During fiscal 2002, Tenet sold one general hospital. On June 1, 2002, Tenet closed St. Luke Medical Center in Pasadena, California.

During fiscal 2002, a partnership formed between a subsidiary of the Company and The Cleveland Clinic Foundation (the "Foundation") opened the Cleveland Clinic Florida Hospital (the "Hospital") in Weston, Florida. The Company's subsidiary provides operational and management expertise to the Hospital. Under a medical services agreement between the partnership and The Cleveland Clinic Florida (the "Clinic") – a subsidiary of the Foundation, the Clinic provides to the Hospital clinical and medical administration and is the exclusive provider of all specialty medical staff.

Each of Tenet's general hospitals offers acute care services, operating and recovery rooms, radiology services, respiratory therapy services, pharmacies and clinical laboratories, and most offer intensive care, critical care and/or coronary care units, and physical therapy, orthopedic, oncology and outpatient services. A number of the hospitals also offer tertiary care services such as open-heart surgery, neonatal intensive care and neuroscience. Eight of the Company's hospitals-Memorial Medical Center, USC University Hospital, St. Louis University Hospital, Hahnemann University Hospital, Sierra Medical Center, Western Medical Center, St. Christopher's Hospital for Children and the Cleveland Clinic Florida Hospital-offer quaternary care in such areas as heart, lung, liver and kidney transplants. USC University Hospital, Sierra Medical Center and Good Samaritan Medical Center also offer gamma-knife brain surgery and St. Louis University Hospital, Hahneman University Hospital and Memorial Medical Center offer bone marrow transplants. Except for one small hospital that has not sought to be accredited, each of the Company's facilities that is eligible for accreditation is fully accredited by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"), the Commission on Accreditation of Rehabilitation Facilities ("CARF") (in the case of rehabilitation hospitals), The American Osteopathic Association ("AOA") (in the case of two hospitals) or another appropriate accreditation agency. With such accreditation, the Company's hospitals are eligible to participate in the

Medicare and Medicaid programs. The one hospital that is not accredited participates in the Medicare program through a special waiver that must be renewed each year.

For many years, significant unused capacity at U.S. hospitals, payor-required preadmission authorization and payor pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients created an environment where hospital admissions and length of stay declined significantly. More recently, admissions have begun to increase as the baby boomer generation enters the stage of life where hospital utilization increases.

Among various initiatives the Company has implemented to address this trend is focusing on core services, such as cardiology, orthopedics and neurology, to meet the health care needs of the baby boomer generation. The Company's facilities also will continue to emphasize those outpatient services that can be provided on a quality, cost-effective basis and that the Company believes will meet the needs of the communities the facilities serve. The patient volumes and net operating revenues at both the Company's general hospitals and its outpatient surgery centers are subject to seasonal variations caused by a number of factors, including, but not necessarily limited to, seasonal cycles of illness, climate and weather conditions, vacation patterns of both patients and physicians and other factors relating to the timing of elective procedures.

The following table lists, by state, the general hospitals owned or leased by Tenet's subsidiaries and operated domestically as of May 31, 2002:

| Geographic Area/State | Facility | Location | Licensed Beds | Status |
|---|---|---|---|---|
| Alabama | Brookwood Medical Center | Birmingham | 586 | Owned |
| Arkansas | Central Arkansas Hospital | Searcy | 193 | Owned |
| | National Park Medical Center | Hot Springs | 166 | Owned |
| | Regional Medical Center of NEA (1) | Jonesboro | 104 | Owned |
| | St. Mary's Regional Medical Center | Russellville | 170 | Owned |
| California (Southern) | Alvarado Hospital Medical Center/SDRI | San Diego | 311 | Owned |
| | Brotman Medical Center | Culver City | 432 | Owned |
| | Centinela Hospital Medical Center | Inglewood | 371 | Owned |
| | Century City Hospital | Los Angeles | 190 | Leased |
| | Chapman Medical Center | Orange | 114 | Leased |
| | Coastal Communities Hospital | Santa Ana | 178 | Owned |
| | Community Hospital of Huntington Park | Huntington Park | 81 | Leased |
| | Daniel Freeman Marina Hospital | Marina del Rey | 166 | Owned |
| | Daniel Freeman Memorial Hospital | Inglewood | 358 | Owned |
| | Desert Regional Medical Center | Palm Springs | 393 | Leased |
| | Encino-Tarzana Regional Medical Center (2) | Encino | 151 | Leased |
| | Encino-Tarzana Regional Medical Center (2) | Tarzana | 236 | Leased |
| | Fountain Valley Regional Hospital and Medical Ctr | Fountain Valley | 400 | Owned |
| | Garden Grove Hospital and Medical Center | Garden Grove | 167 | Owned |
| | Garfield Medical Center | Monterey Park | 210 | Owned |
| | Greater El Monte Community Hospital | South El Monte | 117 | Owned |
| | Irvine Regional Hospital and Medical Center | Irvine | 176 | Leased |
| | John F. Kennedy Memorial Hospital | Indio | 130 | Owned |
| | Lakewood Regional Medical Center | Lakewood | 161 | Owned |
| | Los Alamitos Medical Center | Los Alamitos | 167 | Owned |
| | Midway Hospital Medical Center | Los Angeles | 225 | Owned |
| | Mission Hospital of Huntington Park | Huntington Park | 109 | Owned |
| | Monterey Park Hospital | Monterey Park | 101 | Owned |
| | Placentia Linda Hospital | Placentia | 114 | Owned |
| | Queen of Angels/Hollywood Presbyterian Med Ctr | Los Angeles | 434 | Owned |
| | St. Luke Medical Center (3) | Pasadena | 165 | Owned |
| | San Dimas Community Hospital | San Dimas | 93 | Owned |

| Geographic Area/State | Facility | Location | Licensed Beds | Status |
|---|---|---|---|---|
| | Santa Ana Hospital Medical Center | Santa Ana | 69 | Leased |
| | Suburban Medical Center | Paramount | 182 | Leased |
| | USC University Hospital (4) | Los Angeles | 293 | Leased |
| | Western Medical Center | Santa Ana | 287 | Owned |
| | Western Medical Center Hospital Anaheim | Anaheim | 188 | Owned |
| | Whittier Hospital Medical Center | Whittier | 181 | Owned |
| California (Northern) | Community Hospital of Los Gatos | Los Gatos | 143 | Leased |
| | Doctors Hospital of Manteca | Manteca | 7 | Owned |
| | Doctors Medical Center | Modesto | 465 | Owned |
| | Doctors Medical Center | San Pablo | 232 | Leased |
| | Redding Medical Center | Redding | 238 | Owned |
| | San Ramon Regional Medical Center | San Ramon | 123 | Owned |
| | Sierra Vista Regional Medical Center | San Luis Obispo | 201 | Owned |
| | Twin Cities Community Hospital | Templeton | 84 | Owned |
| Florida | Cleveland Clinic Florida Hospital(5) | Weston | 150 | Owned |
| | Coral Gables Hospital | Coral Gables | 273 | Owned |
| | Delray Medical Center | Delray Beach | 343 | Owned |
| | Florida Medical Center | Ft. Lauderdale | 459 | Owned |
| | Good Samaritan Hospital | West Palm Beach | 341 | Owned |
| | Hialeah Hospital | Hialeah | 378 | Owned |
| | Hollywood Medical Center | Hollywood | 324 | Owned |
| | North Ridge Medical Center | Ft. Lauderdale | 332 | Owned |
| | North Shore Medical Center | Miami | 357 | Owned |
| | Palm Beach Gardens Medical Center | Palm Beach Gardens | 204 | Leased |
| | Palmetto General Hospital | Hialeah | 360 | Owned |
| | Parkway Regional Medical Center | North Miami Beach | 382 | Owned |
| | St. Mary's Medical Center | West Palm Beach | 460 | Owned |
| | Seven Rivers Community Hospital | Crystal River | 128 | Owned |
| | West Boca Medical Center | Boca Raton | 185 | Owned |
| Georgia | Atlanta Medical Center | Atlanta | 460 | Owned |
| | North Fulton Regional Hospital | Roswell | 167 | Leased |
| | South Fulton Medical Center | East Point | 392 | Owned |
| | Spalding Regional Hospital | Griffin | 160 | Owned |
| | Sylvan Grove Hospital | Jackson | 25 | Leased |
| Indiana | Winona Memorial Hospital | Indianapolis | 317 | Owned |
| Louisiana | Doctors Hospital of Jefferson | Metairie | 124 | Owned |
| | Kenner Regional Medical Center | Kenner | 203 | Owned |
| | Meadowcrest Hospital | Gretna | 203 | Owned |
| | Memorial Medical Center, Mid-City Campus | New Orleans | 193 | Owned |
| | Memorial Medical Center, Uptown Campus | New Orleans | 369 | Owned |
| | Northshore Regional Medical Center | Slidell | 174 | Leased |
| | St. Charles General Hospital | New Orleans | 154 | Owned |
| Massachusetts | MetroWest Medical Center—Leonard Morse(6) | Natick | 182 | Owned |
| | MetroWest Medical Center—Union Hospital(6) | Framingham | 238 | Owned |
| | St. Vincent Hospital at Worcester Medical Ctr(7) | Worcester | 348 | Owned |
| Mississippi | Gulf Coast Medical Center | Biloxi | 189 | Owned |
| Missouri | Des Peres Hospital | St. Louis | 167 | Owned |
| | Forest Park Hospital | St. Louis | 450 | Owned |
| | SouthPointe Hospital | St. Louis | 408 | Owned |
| | St. Alexius Hospital | St. Louis | 203 | Owned |
| | St. Louis University Hospital | St. Louis | 356 | Owned |
| | Three Rivers Healthcare—North Campus | Poplar Bluff | 201 | Leased |
| | Three Rivers Healthcare—South Campus | Poplar Bluff | 222 | Owned |
| | Twin Rivers Regional Medical Center | Kennett | 116 | Owned |
| Nebraska | Creighton University Medical Center(8) | Omaha | 388 | Owned |
| Nevada | Lake Mead Hospital Medical Center | North Las Vegas | 198 | Owned |
| North Carolina | Central Carolina Hospital | Sanford | 137 | Owned |
| | Frye Regional Medical Center | Hickory | 355 | Leased |

| Geographic Area/State | Facility | Location | Licensed Beds | Status |
|---|---|---|---|---|
| Pennsylvania | Elkins Park Hospital | Elkins Park | 243 | Owned |
| | Graduate Hospital | Philadelphia | 303 | Owned |
| | Hahnemann University Hospital | Philadelphia | 618 | Owned |
| | Medical College of Pennsylvania Hospital | Philadelphia | 465 | Owned |
| | Parkview Hospital | Philadelphia | 200 | Owned |
| | St. Christopher's Hospital for Children | Philadelphia | 183 | Owned |
| | Warminster Hospital | Warminster | 145 | Owned |
| South Carolina | East Cooper Regional Medical Center | Mount Pleasant | 100 | Owned |
| | Hilton Head Medical Center and Clinics | Hilton Head | 93 | Owned |
| | Piedmont Medical Center | Rock Hill | 268 | Owned |
| Tennessee | John W. Harton Regional Medical Center | Tullahoma | 137 | Owned |
| | St. Francis Hospital | Memphis | 651 | Owned |
| | University Medical Center | Lebanon | 257 | Owned |
| Texas (Dallas) | Doctors Hospital | Dallas | 198 | Owned |
| | Lake Pointe Medical Center | Rowlett | 97 | Owned |
| | RHD Memorial Medical Center | Dallas | 150 | Leased |
| | Trinity Medical Center | Carrollton | 137 | Leased |
| Texas (Houston) | Cypress Fairbanks Medical Center | Houston | 140 | Owned |
| | Houston Northwest Medical Center | Houston | 498 | Owned |
| | Park Plaza Hospital | Houston | 468 | Owned |
| | Twelve Oaks Medical Center | Houston | 526 | Owned |
| Texas (Other) | Brownsville Medical Center | Brownsville | 243 | Owned |
| | Nacogdoches Medical Center | Nacogdoches | 150 | Owned |
| | Providence Memorial Hospital | El Paso | 486 | Owned |
| | Shelby Regional Medical Center | Center | 54 | Owned |
| | Sierra Medical Center | El Paso | 354 | Owned |

(1) Owned by a limited liability company in which a Tenet subsidiary owns a 95 percent interest and is the managing member.

(2) Leased by a partnership in which Tenet's subsidiaries own a 75 percent interest and of which a Tenet subsidiary is the managing general partner.

(3) Facility closed as of June 1, 2002.

(4) Facility owned by Tenet on land leased from a third party.

(5) Owned by a partnership in which a Tenet subsidiary owns a 51 percent interest and is the managing general partner.

(6) Owned by a limited partnership in which a Tenet subsidiary owns a 79.9 percent interest and is the managing general partner.

(7) Owned by a limited liability company in which a Tenet subsidiary owns a 90 percent interest and is the managing member.

(8) Owned by a limited liability company in which a Tenet subsidiary owns a 74 percent interest and is the managing member.

The largest concentrations of the Company's hospital beds are in California (29.7 percent), Florida (16.3 percent) and Texas (12.2 percent). While having concentrations of hospital beds within geographic areas helps the Company to contract more successfully with managed care payors, reduce management, marketing and other expenses and more efficiently utilize resources, such concentrations increase the risk that any adverse economic, regulatory or other developments that may occur within such areas may adversely affect the Company's business, financial position or results of operations.

Tenet believes that its hospitals are well-positioned to compete effectively in the rapidly evolving health care environment. Tenet continually analyzes whether each of its hospitals fits within its strategic plans and has and will continue to analyze ways in which such assets may best be used to maximize shareholder value. To that end, the Company occasionally may close, sell or convert to alternate uses certain of the Company's facilities and services in order to eliminate non-strategic assets, duplicate services or excess capacity or because of changing market conditions.

The following table shows certain information about the general hospitals owned or leased domestically by Tenet's subsidiaries for the fiscal years ended May 31:

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Total number of facilities | 110 | 111 | 116 |
| Total number of licensed beds | 26,939 | 27,277 | 28,667 |
| Average occupancy during the period | 46.8% | 50.0% | 51.6% |

The above tables do not include Tenet's general hospital in Barcelona, Spain, or Tenet's rehabilitation hospitals, long-term-care facilities, psychiatric facility, outpatient surgery centers or other ancillary facilities.

**B. Business Strategy**

The Company's objective is to provide quality health care services responsive to the needs of each community or area within the current regulatory and managed care environment. Tenet believes that competition among health care providers occurs primarily at the local level. Accordingly, the Company tailors its local strategies to address the specific competitive characteristics of each area in which it operates, including the number and size of facilities operated by Tenet's subsidiaries and their competitors, the nature and structure of physician practices and physician groups and the demographic characteristics of the area. To achieve its objective, the Company pursues the following strategies:

- Improving patient, physician and employee satisfaction. An important program in this area, the "Target 100" program, targets 100 percent satisfaction rates among patients, physicians and employees at Tenet's facilities. Under the program, employees at every hospital are trained to focus on the following five pillars in every aspect of their jobs: Service, Quality, Cost, People and Growth. The Target 100 program has been implemented at all of the Company's hospitals and employees at all of Tenet's hospitals have received their initial Target 100 training. The program also has been implemented at the Company's corporate offices and Dallas service center with the focus on attaining 100 percent satisfaction from the hospitals served by the Company's corporate offices and Dallas service center.

- Acquiring or entering into strategic partnerships with hospitals, groups of hospitals, other health care businesses and ancillary health care providers where appropriate to expand and enhance quality integrated health care delivery systems responsive to the current managed care environment. Being a comprehensive provider of quality health care services in selected communities enables the Company to attract and serve patients and physicians. The Company carefully evaluates investment opportunities and invests in projects that enhance its objective of providing quality health care services, maximizing its return on investments and enhancing shareholder value.

- Reducing bad debts and improving cash flow. The Company has taken actions such as improving its admissions processes, including providing better training for employees involved in admitting patients, simplifying its contracts with managed care providers to cut down on billing disputes, improving its charting and billing processes to bill more promptly and reduce the number of errors and re-engineering the collections process to ensure that bills are paid in a timely manner. The Company also has made a policy decision to aggressively pursue, through litigation and other means, claims against managed care payors who do not promptly pay their bills.

- Focusing on core services such as cardiology, orthopedics and neurology designed to meet the health care needs of the aging baby boomer generation. The Company is dedicating significant capital to building or enhancing facilities and acquiring equipment to support those core services and is focusing on recruiting physicians who specialize in cardiology, orthopedics and neurology to practice at its hospitals.

- Improving recruitment and retention of nurses and other employees. Among the steps Tenet is taking to attract and retain employees generally, and nurses in particular, is its "employer of choice" program, through which Tenet strives to be the employer of choice in each region where it is located. The program includes continuing education programs designed to allow employees to earn advanced credentials and degrees, including on-line education programs which may be completed at a Tenet facility or at home in order to address the varied work schedules of hospital-based employees. The program also includes a focus on employee recognition, reducing waiting periods for participation in employee benefit plans, flexible work schedules where appropriate and the Tenet Rewards program, which allows employees to purchase certain goods and services at discounted prices.

- Improving the quality of care provided at its hospitals by identifying best practices, re-engineering hospital processes to help achieve better outcomes for patients, and offering those best practices to all of its hospitals. One program designed to accomplish this is Tenet's "Partnership for Change" program. The program is designed to create a quality monitoring culture among Tenet's employees, physicians and other health care professionals who practice at Tenet's hospitals. The program calls for tracking outcomes in an effort to help maximize the most effective clinical practices. The Partnership for Change program has been implemented in 38 of the Company's hospitals in Southern California, New Orleans and South Florida. Over time, the program will be rolled out to all of Tenet's facilities.

- Improving operating efficiencies and reducing costs while maintaining the quality of care provided. For example, by aggregating volume purchases among a large group of purchasers, including Tenet's hospitals and the hospitals and other health care facilities of many other investor-owned and not-for-profit health care providers, and enforcing purchasing guidelines, Broadlane, Inc., has been able to lower Tenet's supply costs. Broadlane also offers procurement strategy, outsourcing and e-commerce services. While Tenet is the majority owner of Broadlane, other health care providers and others, including key employees of Tenet and its subsidiaries, have invested in Broadlane.

- Developing and maintaining strong relationships with physicians and fostering a physician-friendly culture that will enhance patient care and fulfill the health care needs of the communities the Company serves.

- Entering into discounted fee-for-service arrangements and managed care contracts with third-party payors.

Tenet's general hospitals serve as hubs for integrated health care delivery systems. Those systems are designed to provide quality medical care throughout a community or area. For a further discussion of how Tenet's business strategy enhances its competitive position, see Competition on page 10.

To continue to enhance its integrated health care delivery systems, Tenet intends to make strategic acquisitions of hospitals, build new hospitals and expand its existing hospitals. The Company recently has seen an increase in the number of not-for-profit hospitals available for purchase and expects to make more strategic acquisitions as a result of that trend. The fact that the governing boards of not-for-profit hospitals now typically engage investment bankers or other third parties to assist with the process of selling their hospitals results in a more competitive process, which may result in higher prices for those hospitals. Furthermore, legislative requirements concerning the procedures that a for-profit hospital company must follow when acquiring a not-for-profit hospital in many states, as well as other factors, have increased the amount of time it takes the Company to acquire a not-for-profit hospital. In order to meet market-driven demands, such as the demand for hospital services in a wider geographic area or for outpatient services, and to expand its hospitals' market share in certain geographic areas, the Company also is pursuing opportunities to build new hospitals or comprehensive outpatient centers that typically do not provide overnight inpatient care.

Several years ago many of the Company's subsidiaries entered into employment or at-risk management agreements with physicians. A large percentage of those physician practices were acquired as part of large hospital acquisitions or through the formation of integrated health care delivery systems. During the latter part of fiscal year 1999, the Company undertook the process of evaluating its physician strategy and began to develop plans to divest, terminate or allow to expire a significant number of its existing unprofitable agreements with physicians. During fiscal years 2000 and 2001, the Company's subsidiaries exited 77 percent of the unprofitable physician agreements that management had authorized be terminated or allowed to expire. Substantially all of the remaining unprofitable physician agreements were terminated by July 31, 2002. The Company's subsidiaries continue to employ or manage a number of more profitable or strategic physician practices, which are managed at the local level.

## PROPERTIES

Tenet's principal executive offices are located at 3820 State Street, Santa Barbara, California 93105. That building is leased by a Tenet subsidiary under a lease that expires in 2006. The telephone number of Tenet's Santa Barbara headquarters is (805) 563-7000. Hospital support services for Tenet's subsidiaries are located in a service center in Dallas, Texas, in space leased by a Tenet subsidiary under a lease that terminates in 2010 unless the Company exercises one or both of its two five-year renewal options. At May 31, 2002, Tenet and its subsidiaries also were leasing space for regional offices in California, Florida, Georgia, Louisiana, Missouri, Pennsylvania and Texas. In addition, Tenet's subsidiaries operated domestically 163 medical office buildings, most of which are adjacent to Tenet's general hospitals.

The number of licensed beds and locations of the Company's general hospitals are described on pages 3 through 5. As of May 31, 2002, Tenet had approximately $51 million of outstanding loans secured by property and equipment and approximately $49 million of capitalized lease obligations. The Company believes that all of these properties, as well as the administrative and medical office buildings described above, are suitable for their intended purposes.

## MEDICAL STAFF AND EMPLOYEES

Tenet's hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. Members of the medical staffs of Tenet's hospitals also often serve on the medical staffs of hospitals not owned by the Company and may terminate their affiliation with the Tenet hospital or shift some or all of their admissions to competing hospitals at any time. Although Tenet owns some physician practices and, where permitted by law, employs some physicians, the majority of the physicians who practice at the Company's hospitals are not employees of the Company. Nurses, therapists, lab technicians, facility maintenance staff and the administrative staff of hospitals normally are employees of the Company.

Tenet's operations are dependent on the efforts, ability and experience of its employees and physicians. Tenet's continued growth depends on (i) its ability to attract and retain skilled employees, (ii) the ability of its key employees to manage growth successfully and (iii) Tenet's ability to attract and retain physicians and other health care professionals at its hospitals. In addition, the success of Tenet is, in part, dependent upon the quality, number and specialties of physicians on its hospitals' medical staffs, most of whom have no long-term contractual relationship with Tenet and may terminate their association with Tenet's hospitals at any time. Although Tenet currently believes it will continue to successfully attract and retain key employees, qualified physicians and other health care professionals, the loss of some or all of its key employees or inability to attract or retain sufficient numbers of qualified physicians and other health care professionals could have a material adverse effect on the Company's business, financial position or results of operations.

The number of Tenet's employees (of which approximately 30 percent were part-time employees) at May 31, 2002, was approximately as follows:

| | |
|---|---|
| General hospitals and related health care facilities(1) | 112,651 |
| Tenet Service Center and regional and support offices | 1,064 |
| Corporate headquarters | 162 |
| Total | 113,877 |

(1) Includes employees whose employment relates to the operations of the Company's general hospitals, rehabilitation hospitals, psychiatric facility, specialty hospitals, outpatient surgery centers, managed services organizations, physician practices, debt collection subsidiary and other health care operations.

Tenet is subject to the federal minimum wage and hour laws and maintains various employee benefit plans. Labor relations at Tenet's facilities have been satisfactory and approximately eight percent of Tenet's employees are represented by labor unions. The hospital industry in general, including the Company's hospitals, are seeing an increase in the amount of union activity, particularly in California. The Company does not expect the increase in union activity to significantly impact the Company's business, financial position or results of operations.

The hospital industry in general is experiencing a nationwide nursing shortage. This shortage is more serious in certain areas than others, including several areas in which the Company operates hospitals, such as South Florida, Southern California and Texas, and in certain specialties. The nursing shortage has become a significant operating issue to health care providers, including the Company, and has resulted in increased costs to the Company for nursing personnel. The Company cannot predict the degree to which it will be affected by the future availability and cost of nursing personnel, but it expects the nursing shortage to continue, which may require the Company to enhance wages and benefits to recruit and retain nurses and also may require an increase in the utilization of more expensive temporary personnel. Among the steps Tenet is taking to attract and retain employees generally, and nurses in particular, is its "employer of choice" program, which is described on page 7 above.

## COMPETITION

Tenet's general hospitals and other health care businesses operate in competitive environments. A facility's competitive position within the geographic area in which it operates is affected by a number of competitive factors, including: the scope, breadth and quality of services a hospital offers to its patients and physicians; the number, quality and specialties of the physicians who refer patients to the hospital; nurses and other health care professionals employed by the hospital or on its staff; its reputation; its managed care contracting relationships; the extent to which it is part of an integrated health care delivery system; its location; the location and number of competitive facilities and other health care alternatives; the physical condition of its buildings and improvements; the quality, age and state of the art of its medical equipment; its parking or proximity to public transportation; the length of time it has been a part of the community; and its charges for services. Tax-exempt competitors may have certain financial advantages not available to Tenet's facilities, such as endowments, charitable contributions, tax-exempt financing and exemptions from sales, property and income taxes. Tenet believes that competition among health care providers occurs primarily at the local level. Accordingly, the Company tailors its hospitals' local strategies to address the specific competitive characteristics of the region in which they operate.

The importance of Tenet's facilities obtaining managed care contracts has increased over the years as employers, private and government payors and others have tried to control rising health care costs. The revenues and operating results of most of the Company's hospitals are significantly affected by the hospitals' ability to negotiate favorable contracts with managed care payors.

A health care provider's ability to compete for favorable managed care contracts is affected by many factors, including the competitive factors referred to above. Among the most important of those factors is whether the hospital is part of an integrated health care delivery system and, if so, the scope, breadth and quality of services offered by such system and by competing systems. A hospital that is part of a system with many hospitals throughout a geographic area is more likely to obtain managed care contracts, and to obtain more favorable terms in those contracts, than a hospital that is not.

Tenet evaluates changing circumstances in each geographic area on an ongoing basis and positions itself to compete in the managed care market by forming its own, or joining with others to form, integrated health care delivery systems. Most of Tenet's hospitals are located in geographic areas where they have the number one or number two market share. In those areas, Tenet negotiates with managed care providers with the goal of including all of its hospitals within the region in each managed care contract. In addition to negotiating managed care contracts for its networks of hospitals, Tenet: (i) encourages physicians practicing at its hospitals to form independent physician associations ("IPAs") and (ii) joins with those IPAs as well as other physicians and physician group practices to form physician hospital organizations ("PHOs") to enter into managed care and other contracts both on behalf of those groups and, in certain circumstances, on behalf of the PHOs.

Tenet's networks in Southern California, South Florida, the greater New Orleans area, St. Louis, Philadelphia and, more recently, Atlanta are models of how Tenet has developed networks of its own hospitals and related health care facilities to meet the health care needs of these communities throughout those geographic areas. In geographic areas where Tenet has fewer hospitals, those hospitals may join with other hospitals and health care providers to create integrated health care delivery systems in order to better compete for managed care contracts.

Another important factor in Tenet's future success is the ability of its hospitals to continue to attract and retain staff physicians. The Company attracts physicians to its hospitals by equipping its hospitals with technologically advanced equipment and physical plant, properly maintaining the equipment and physical plant, sponsoring training programs to educate physicians on advanced medical procedures and otherwise creating an environment within which physicians prefer to practice. The Company also attracts physicians to its hospitals by using local governing boards, consisting primarily of physicians and community members, to develop short- and long-term plans for the hospital and review and approve, as appropriate, actions of the medical staff, including staff appointments, credentialing, peer review and quality assurance. While physicians may terminate their association with a hospital at any time, Tenet believes that by striving to maintain and improve the level of care at its hospitals and by maintaining ethical and professional standards, it will attract and retain qualified physicians with a variety of specialties.

"Target 100" and "Partnership for Change" are two important programs that Tenet has adopted to enhance physician satisfaction and make the Company's hospitals more attractive to physicians. As noted in the Business Strategy discussion on page 6, the "Target 100" program targets 100 percent satisfaction rates among patients, physicians and employees at Tenet's facilities. Under the program, employees at every hospital are trained to focus on the following five pillars in every aspect of their jobs: Service, Quality, Cost, People and Growth. Tenet's Partnership for Change program, which also is described in the Business Strategy discussion on page 7, is designed to create a quality monitoring culture among Tenet's employees, physicians and other health care professionals who practice at Tenet's hospitals. The program employs a computerized outcomes management system that contains clinical and demographic information from the Company's hospitals and physicians and allows users to identify "best practices" for treating specific diagnostic-related groups. The Company's goal is to improve the quality of care provided at its hospitals by maximizing the most effective clinical practices and eliminating those that have proven not to be effective.

The health care industry continues to contend with a nursing shortage and increased competition for nurses and other health care professionals. The steps the Company is taking to address that competition are described in the discussion concerning Medical Staff and Employees on page 9.

The health care industry has undergone a tremendous amount of change over the past several years. In the late 1990's, national and state efforts to reform the health care system in the United States adversely impacted reimbursement rates under government programs such as Medicare and Medicaid. More recently, however, hospitals have been granted relief in the form of higher reimbursement rates. The earlier cutback in reimbursement rates and the more recent relief in the form of higher reimbursement rates are described in more detail under Medicare, Medicaid and Other Revenues on page 13.

Similarly, for many years general hospitals faced efforts by managed care payors to reduce inpatient admissions and average lengths of stay, and to reduce the amounts hospitals were paid for providing care to their patients. Among the methods used by managed care payors to accomplish those goals have been payor-required pre-admission authorization and utilization review and payor pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. Because of the Company's strategies, however, its hospitals achieved strong admissions growth in fiscal year 2002 and expect their admissions growth to continue. Furthermore, the Company successfully negotiated higher payment rates under many of its managed care contracts in fiscal year 2002 and expects to continue to negotiate higher payment rates from managed care payors.

The health care industry has seen a significant rise in malpractice expense due to unfavorable pricing and availability trends in the professional and general liability insurance markets and increases in the magnitude of claim settlements. The Company expects this trend may continue unless meaningful tort reform legislation is enacted.

Changes in medical technology, existing and future legislation, regulations, interpretations of those regulations, competitive contracting for provider services by payors and other competitive factors may require changes in the Company's facilities, equipment, personnel, procedures, rates and/or services in the future. The Company believes it has the capital available to respond to those challenges.

To meet the foregoing challenges, the Company (i) has implemented the business strategies described on pages 6 through 8, (ii) has expanded or converted many of its general hospitals' facilities to include distinct outpatient centers, (iii) offers discounts to private payor groups, (iv) upgrades facilities and equipment, (v) offers new programs and services and (vi) is entering into additional managed care contracts.

## MEDICARE, MEDICAID AND OTHER REVENUES

Tenet receives payments for patient care from private insurance carriers, federal Medicare programs for elderly patients and patients with disabilities, health maintenance organizations, preferred provider organizations, state Medicaid programs for indigent and cash grant patients, the TriCare Program ("TriCare"), employers and patients. The approximate percentages of Tenet's net patient revenue by payment sources for Tenet's domestic general hospitals owned or operated by its subsidiaries are as follows:

| | Years Ended May 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Medicare | 32.6% | 30.8% | 31.8% |
| Medicaid | 8.3% | 8.2% | 8.6% |
| Managed Care | 40.7% | 43.3% | 43.9% |
| Indemnity and Other | 18.4% | 17.7% | 15.7% |

Payments from government programs, such as Medicare and Medicaid, account for a significant portion of Tenet's operating revenues. From time to time, legislative changes have resulted in limitations on, and in some cases significant reductions in levels of, payments to health care providers under government programs. One example of that is the Balanced Budget Act of 1997 (the "BBA"), which changed the method of paying health care providers under the Medicare and Medicaid programs, and resulted in significant reductions in payments to health care providers for their inpatient, outpatient, home health, capital and skilled nursing facilities costs. All significant BBA reductions have been phased in.

The savings to the federal government that resulted from the BBA was much greater than anticipated. In November 1999, the Balanced Budget Refinement Act (the "BBRA") was signed into law to provide hospitals some relief from the impact of the BBA. In December 2000, the Medicare and Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 (the "BIPA") became law. This act further amended the BBA and provides additional relief to hospitals from some of the key provisions of the BBA. The effects of the BBA, the BBRA and the BIPA are discussed in more detail below.

Private payors, including managed care payors, are continuing to demand discounted fee structures and to place significant limits on the scope of services covered. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required preadmission authorization and utilization review and by payor pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. Although the Company recently has negotiated increases in payment rates under managed care contracts, the Company expects efforts by government and other payors to impose reduced allowances, greater discounts and more stringent cost controls to continue.

Tenet is unable to predict the effect that the changes and trends discussed above will have on its operations. If the relief under the BBRA and the BIPA continues, rates paid under managed care contracts continue to increase and the scope of services covered by government and private payors is not further curtailed, the Company's business, financial position or results of operations will continue to improve. If the rates paid by government or private payors are reduced or the scope of services covered by such payors is reduced, such actions could have a material adverse effect on the Company's business, financial position or results of operations.

**Description of Government Programs**

Medicare payments for general hospital inpatient services are based on a prospective payment system ("PPS") referred to herein as the "DRG-PPS." Under the DRG-PPS, a general hospital receives for each Medicare inpatient discharged from the hospital a fixed amount based on the Medicare patient's assigned diagnostic related group ("DRG"). DRG payments are adjusted for area-wage differentials but otherwise do not consider a specific hospital's operating costs. As discussed below, DRG payments exclude the reimbursement of capital costs, including depreciation, interest relating to capital expenditures, property taxes and lease expenses. Payments from state Medicaid programs are based on fixed rates or reasonable costs with certain limits. Substantially all Medicare and Medicaid payments are below the rates charged by Tenet's facilities. Payments from other sources usually are based on the hospital's established charges, a percentage discount from such charges or all-inclusive per diem rates.

DRG-PPS rates are typically updated each year to give consideration to increased cost of goods and services purchased by hospitals and non-hospitals (the "Market Basket"). The BBA limited the rate of increase in DRG rates to the annual Market Basket for such year minus 1.1 percent from October 1, 2000 through September 30, 2003. The BIPA amended the BBA to provide that the Market Basket would be reduced by only .55 percent for periods beginning October 1, 2001 and ending September 30, 2003. Pending legislation may revise the BIPA to provide that the Market Basket would be reduced by only .25 percent for federal fiscal year beginning October 1, 2002 ("Federal Fiscal Year 2003"). The DRG rate increase for Federal Fiscal Year 2003 has been set at 2.95 percent (a 3.5 percent Market Basket increase minus .55 percent). Increases in payments to be received by general hospitals under the DRG-PPS continue to be below the increases in the cost of goods and services purchased by hospitals.

Medicare pays general hospitals' capital costs separately from DRG payments. Beginning in 1992, a PPS for Medicare reimbursement of general hospitals' inpatient capital costs ("PPS-CC") generally became effective with respect to the Company's general hospitals. After September 30, 2002, all of the Company's hospitals will be paid based on a PPS-CC rate that will increase annually by a capital Market Basket update factor. The Company expects that those increases will be below the increases in the cost of capital assets purchased by hospitals.

As part of the DRG-PPS, Congress established additional payments to hospitals that treat patients who are costlier to treat than the average patient. These additional payments are referred to as "Outlier Payments." Congress has mandated The Center for Medicare and Medicaid Services ("CMS") to reduce Outlier Payments such that they account for between five and six percent of total DRG payments. In order to bring expected Outlier Payments within this mandate, CMS has proposed substantially raising the cost threshold used to determine the cases for which a hospital will receive Outlier Payments. The proposed change in the cost threshold will substantially reduce total Outlier Payments by reducing (a) the number of cases that qualify for Outlier Payments and (b) the amount of Outlier Payments for cases that continue to qualify. The Company does not expect the implementation of CMS' proposed change to significantly impact the Company's business, financial position or results of operations.

The BBA authorized CMS to establish an outpatient prospective payment system ("OPPS") that was implemented August 1, 2000. The OPPS established groups called Ambulatory Payment Classifications ("APC") for outpatient procedures. Providers are paid for services rendered based on the APCs for those services. The OPPS established a transitional period that limits each hospital's losses during the first three and one half years of the program. If a hospital's costs of providing the services are lower than the payment, the hospital will be able to keep the difference. If a hospital's costs are higher than the payment, it will be subsidized for part of the loss during the transition period. The OPPS has not had a material impact on the Company's business, financial position or results of operations.

The implementation of a PPS for rehabilitation hospitals becomes effective for cost reporting periods on or after October 1, 2002. The Company does not expect the implementation of the PPS for rehabilitation hospitals to significantly impact the Company's business, financial position or results of operations.

Home health services historically were exempt from the DRG-PPS and were paid by Medicare at cost, subject to certain limits. The BBA required that CMS develop a PPS for home health services. The new system has been implemented for cost-reporting periods beginning on or after October 1, 2000. Under the BIPA, a 15 percent reduction in payments for home health services required by the BBA has been delayed and pending legislation may eliminate this proposed reduction altogether. The implementation of a PPS for home health services has not significantly impacted the Company's business, financial position or results of operations.

Hospitals that treat a disproportionately large number of low-income patients (Medicaid and Medicare patients eligible to receive supplemental Social Security income) currently receive additional payments from the federal government in the form of Disproportionate Share Payments. The BBA required such payments to be reduced from what they otherwise would be by one percent in federal fiscal year 1998, two percent in federal fiscal year 1999 and so forth up to a reduction of five percent in federal fiscal year 2002. The BBRA froze the reduction for federal fiscal year 2001 at the federal fiscal year 2000 levels, and the BIPA further limited the reduction to two percent in 2001 and three percent in 2002. The Company's hospitals currently expect to receive full Disproportionate Share Payments, without reduction, in 2003.

Under current law, if a hospital is unable to collect a Medicare beneficiary's deductible or co-payment (a "Bad Debt"), the hospital may be paid by the federal government for a portion of the Bad Debt provided certain conditions are met. The BBA provided that the amount of Bad Debt for which the Company otherwise would be paid will be reduced by: 25 percent beginning October 1, 1997, 40 percent beginning October 1, 1998, and 45 percent beginning October 1, 1999. The BIPA amended the BBA to provide that the Company's hospitals will receive 70 percent, rather than only 55 percent, of the amount they otherwise would be paid for their Bad Debts for cost reporting periods beginning on or after October 1, 2000.

As discussed above, the BBA significantly changed the manner in which the Company is paid for services provided to Medicare beneficiaries. While both the BBRA and the BIPA have restored a portion of the reductions made by the BBA, all of the BBA changes taken as a whole have significantly reduced the amount of payments received by the Company from the federal government.

The Medicare, Medicaid and TriCare programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payments to facilities. The final determination of amounts earned under the programs often requires many years because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. Management believes that adequate provision has been made in the Company's consolidated financial statements for such adjustments. Until final adjustment, however, significant issues remain unresolved and previously determined allowances could be more or less than ultimately required.

## HEALTH CARE REFORM, REGULATION AND LICENSING

### Certain Background Information

Health care, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. Changes in Medicare, Medicaid and other programs, hospital cost-containment initiatives by public and private payors, proposals to limit payments and health care spending and industry-wide competitive factors are highly significant to the health care industry. In addition, the health care industry is governed by a framework of federal and state laws, rules and regulations that are extremely complex and for which the industry has the benefit of little or no regulatory or judicial interpretation. Although the Company believes it is in compliance in all material respects with such laws, rules and regulations, if a determination is made that the Company was in material violation of such laws, rules or regulations, its business, financial position or results of operations could be materially adversely affected.

As discussed under Medicare, Medicaid and Other Revenues starting on page 13, the BBA has had the effect of reducing payments to hospitals and other health care providers under Medicare programs. The reductions in payments and other changes mandated by the BBA, have had a significant impact on the Company's revenues under Medicare programs. In addition, there continue to be federal and state proposals that would, and actions that do, impose more limitations on payments to providers such as Tenet and proposals to increase copayments and deductibles from patients.

Tenet's facilities also are affected by controls imposed by government and private payors designed to reduce admissions and lengths of stay. For all providers, such controls, including what is commonly referred to as "utilization review," have resulted in fewer treatments and procedures being performed. Utilization review entails the review of the admission and course of treatment of a patient by a third party. Utilization review by third-party peer review organizations ("PROs") is required in connection with the provision of care paid for by Medicare and Medicaid. Utilization review by third parties also is a requirement of many managed care arrangements.

Many states have enacted or are considering enacting measures that are designed to reduce their Medicaid expenditures and to make certain changes to private health care insurance. Various states have applied, or are considering applying, for a federal waiver from current Medicaid regulations to allow them to serve some of their Medicaid participants through managed care providers. Texas was denied a waiver under Section 1115 of the BBA but has implemented regional managed care programs under a more limited waiver. Texas also has applied for federal funds for children's health programs under the BBA. Louisiana is considering wider use of managed care for its Medicaid population. California has created a voluntary health insurance purchasing cooperative that seeks to make health care coverage more affordable for businesses with five to 50 employees, and changed the payment system for participants in its Medicaid program in certain counties from fee-for-service arrangements to managed care plans. Florida also has legislation, and other states are considering adopting legislation, imposing a tax on net revenues of hospitals to help finance or expand the provision of health care to uninsured and underinsured persons. A number of other states are considering the enactment of managed care initiatives designed to provide universal low-cost coverage. These proposals also may attempt to include coverage for some people who currently are uninsured.

### Certificate of Need Requirements

Some states require state approval for construction and expansion of health care facilities, including findings of need for additional or expanded health care facilities or services. Certificates of Need, which are issued by governmental agencies with jurisdiction over health care facilities, are at times required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. Following a number of years of decline, the number of states requiring Certificates of Need is once again on the rise as state legislators once again are looking at the Certificate of Need process as a way to contain rising health care costs. At May 31, 2002, Tenet operated hospitals in 12 states that require state approval under Certificate of Need programs. Tenet is unable to predict whether it will be able to obtain any Certificates of Need in any jurisdiction where such Certificates of Need are required.

### Antikickback and Self-Referral Regulations

The health care industry is subject to extensive federal, state and local regulation relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and prices for services. In particular, Medicare and Medicaid antikickback and antifraud and abuse amendments codified under Section 1128B(b) of the Social Security Act (the "Antikickback Amendments") prohibit certain business practices and relationships that might affect the provision and cost of health care services payable under the Medicare, Medicaid and other government programs, including the payment or receipt of remuneration for the referral of patients whose care will be paid for by such programs. Sanctions for violating the Antikickback Amendments include criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as Medicare and Medicaid. Many states have statutes similar to the federal Anitikickback Amendments, except that the state statutes usually apply to referrals for services reimbursed by all third-party payors, not just federal programs.

In addition, it is a violation of the Federal Civil Monetary Penalties Law to offer or transfer anything of value to Medicare or Medicaid beneficiaries that is likely to influence their decision to obtain covered goods or services from one provider or service over another.

In addition to addressing other matters, as discussed below, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") amends Title XI (42 U.S.C. 1301 *et seq.*) to broaden the scope of current fraud and abuse laws to include all health plans, whether or not payments under such health plans are made pursuant to a federal program.

Section 1877 of the Social Security Act (commonly referred to as the "Stark" laws) restricts referrals by physicians of Medicare or Medicaid patients to providers of a broad range of designated health services with which they or an immediate family member have ownership or certain other financial arrangements, unless one of several exceptions applies. These exceptions cover a broad range of common financial relationships. These statutory and regulatory exceptions are available to protect certain employment relationships, leases, group practice arrangements, medical directorships, and other common relationships between physicians and providers of designated health services. A violation of the Stark laws may result in a denial of payment, required refunds to patients and to the Medicare program, civil monetary penalties of up to $15,000 for each violation, civil monetary penalties of up to $100,000 for "sham" arrangements, civil monetary penalties of up to $10,000 for each day in which an entity fails to report required information and exclusion from participation in the Medicare, Medicaid and other federal programs. Many states have adopted or are considering similar legislative proposals, some of which extend beyond the Medicaid program to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care. Tenet's participation in and development of joint ventures and other financial relationships with physicians could be adversely affected by these amendments and similar state enactments.

On January 4, 2001, the Department of Health and Human Services ("HHS") issued final regulations, subject to comment, intended to clarify parts of the Stark laws and some of the exceptions to them. These regulations are considered the first phase of a two-phase process, with the remaining regulations to be published at an unknown future date. While HHS may add new exceptions to the final regulations, the current statutory exceptions, discussed above, will continue to be available. The Company cannot predict the final form that these regulations will take or the effect that the final regulations will have on its operations.

The federal government has issued regulations that describe some of the conduct and business relationships that are permissible under the Antikickback Amendments ("Safe Harbors"). The fact that certain conduct or a given business arrangement does not fall within a Safe Harbor does not render the conduct or business arrangement per se illegal under the Antikickback Amendments. Such conduct and business arrangements, however, do risk increased scrutiny by government enforcement authorities. Tenet may be less willing than some of its competitors to enter into conduct or business arrangements that do not clearly satisfy the Safe Harbors. Passing up certain of those opportunities of which its competitors are willing to take advantage may put Tenet at a competitive disadvantage. Tenet has a voluntary regulatory compliance program and systematically reviews all of its operations to ensure that they comply with federal and state laws related to health care, such as the Antikickback Amendments, the Stark laws and similar state statutes.

Both federal and state government agencies continue heightened and coordinated civil and criminal enforcement efforts against the health care industry. As part of an announced work plan, which is implemented through the use of national initiatives against health care providers, including the Company, the government is scrutinizing, among other things, the terms of acquisitions of physician practices and the coding practices related to certain clinical laboratory procedures and inpatient procedures. The Company believes that the health care industry will continue to be subject to increased government scrutiny and investigations such as this.

Another trend impacting health care providers, including the Company, is the increased use of the False Claims Act, particularly by individuals who bring actions. Such *qui tam* or "whistleblower" actions allow private individuals to bring actions on behalf of the government alleging that a hospital has defrauded the federal government. If the government intervenes in the action and prevails the defendant may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each false claim submitted to the government. As part of the resolution of a *qui tam* case, the party filing the initial complaint may share in a portion of any settlement or judgment. If the government does not intervene in the action, the *qui tam* plaintiff may pursue the action independently. Although companies in the health care industry in general, and the Company in particular, have been and may continue to be subject to *qui tam* actions, the Company is unable to predict the impact of such actions on its business, financial position or results of operations.

The Company is unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations. Further changes in the regulatory framework could have a material adverse effect on the Company's business, financial position or results of operations.

## HIPAA

HIPAA mandates the adoption of standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. Ensuring privacy and security of patient information — "accountability" — is one of the key factors driving the legislation. The other major factor — "portability" — refers to Congress' intention to ensure that individuals may take their medical and insurance records with them when they change employers.

In August 2000, HHS issued final regulations establishing electronic data transmission standards that health care providers must use when submitting or receiving certain health care data electronically. All affected entities, including Tenet, are required to comply with these regulations by October 16, 2002.

On December 27, 2001, President Bush signed into law H.R. 3323, the Administrative Simplification Compliance Act (the "ASCA"). The ASCA requires that, by October 16, 2002, hospitals and other covered entities must either: (1) be in compliance with the electronic data transmission standards under HIPAA, or (2) submit a summary plan to the Secretary of HHS describing how the entity will come into full compliance with the standards by October 16, 2003. Tenet continues to work toward compliance with the electronic data transmission standards. Tenet will submit a summary plan to the Secretary of HHS and will be in compliance with the standards by October 16, 2003.

In December 2000, HHS issued final regulations concerning the privacy of health care information. These regulations regulate the use and disclosure of individuals' health care information, whether communicated electronically, on paper or verbally. All affected entities, including Tenet, are required to comply with these regulations by April 2003. The regulations also provide patients with significant new rights related to understanding and controlling how their health information is used or disclosed.

Proposed security standards designed to ensure privacy and security of patient information were published by HHS in August 1998, but they have not been finalized. The proposed security standards would require health care providers to implement organizational and technical practices to protect the security of patient information. Once the security regulations are finalized, the Company will have approximately two years to comply with such regulations.

Although the enforcement provisions of HIPAA have not yet been finalized, sanctions are expected to include criminal penalties and civil sanctions. The Company has established a plan and engaged the resources necessary to comply with HIPAA. At this time, the Company anticipates that it will be able to fully comply with those HIPAA regulations that have been issued and with the proposed regulations. Based on the existing and proposed HIPAA regulations, the Company believes that the cost of its compliance with HIPAA will not have a material adverse effect on its business, financial position or results of operations.

### Environmental Regulations

The Company's health care operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. The Company's operations, as well as the Company's purchases and sales of facilities, also are subject to compliance with various other environmental laws, rules and regulations. The Company believes that the cost of such compliance will not have a material adverse effect on its business, financial position or results of operations.

### Health Care Facility Licensing Requirements

Tenet's health care facilities are subject to extensive federal, state and local legislation and regulation. In order to maintain their operating licenses, health care facilities must comply with strict standards concerning medical care, equipment and hygiene. Various licenses and permits also are required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. Tenet's health care facilities hold all required governmental approvals, licenses and permits. Except for one small hospital that has not sought to be accredited, each of Tenet's facilities that is eligible for accreditation is fully accredited by the JCAHO, CARF (in the case of rehabilitation hospitals), AOA (in the case of two hospitals) or another appropriate accreditation agency. With such accreditation, the Company's hospitals are eligible to participate in government-sponsored provider programs such as the Medicare and Medicaid programs. The one hospital that is not accredited participates in the Medicare program through a special waiver that must be renewed each year.

### Utilization Review Compliance and Hospital Governance

Tenet's health care facilities are subject to and comply with various forms of utilization review. In addition, under the Medicare PPS, each state must have a PRO to carry out a federally mandated system of review of Medicare patient admissions, treatments and discharges in general hospitals. Medical and surgical services and practices are extensively supervised by committees of staff doctors at each health care facility, are overseen by each health care facility's local governing board, the members of which primarily are physicians and community members, and are reviewed by Tenet's quality assurance personnel. The local governing boards also help maintain standards for quality care, develop long-range plans, establish, review and enforce practices and procedures and approve the credentials and disciplining of medical staff members.

## COMPLIANCE PROGRAM

The Company voluntarily maintains a multifaceted corporate compliance and ethics program that meets or exceeds all applicable federal guidelines and industry standards. The program is designed to monitor and raise awareness of various regulatory issues among employees, to stress the importance of complying with all governmental laws and regulations and to promote the Company's Standards of Conduct. As part of the program, the Company provides annual ethics and compliance training to every employee. The Company also provides additional compliance training in specialized areas to the employees responsible for these areas. The program encourages all employees to report any potential or perceived violations to a toll-free telephone hotline.

## MANAGEMENT

The executive officers of the Company who are not also directors as of July 31, 2002 are:

| Name | Position | Age |
|---|---|---|
| David L. Dennis | Vice Chairman, Chief Corporate Officer and Chief Financial Officer in the Office of the President | 53 |
| Thomas B. Mackey | Chief Operating Officer in the Office of the President | 54 |
| Raymond L. Mathiasen | Executive Vice President and Chief Accounting Officer | 59 |
| Christi R. Sulzbach | Executive Vice President and General Counsel | 47 |

Mr. Dennis was elected to the position of Vice Chairman, Chief Corporate Officer and Chief Financial Officer in the Office of the President, effective March 1, 2000. Mr. Dennis held various positions with Donaldson, Lufkin and Jenrette ("DLJ") from 1989 to 2000, including serving as the co-head of the Los Angeles office from 1996 through February 2000. Before joining DLJ in 1989, Mr. Dennis spent nine years in a number of positions with the investment banking division of Merrill Lynch Capital Markets. Mr. Dennis serves as a director of Westwood One. He holds a bachelor's degree in economics and finance from San Diego State University and a M.B.A. in finance and corporate strategy from UCLA.

Mr. Mackey was elected Chief Operating Officer in the Office of the President on January 13, 1999. Mr. Mackey has 25 years experience in the health care industry. He has held a variety of senior regional and divisional management positions with Tenet since 1985, most recently serving as Executive Vice President, Western Division from March 1995 to January 1999. Before joining Tenet, Mr. Mackey was vice president, operations, for Greatwest Hospitals in California. He began his health care career at the University of California, San Diego University Hospital. Mr. Mackey is a member of the board of directors of the Federation of American Hospitals. Mr. Mackey holds a bachelor's degree in industrial engineering from Northeastern University and a M.B.A. from Cornell University.

Mr. Mathiasen was elected Executive Vice President on March 22, 1999. Since March 1996, Mr. Mathiasen has been Chief Accounting Officer of the Company. From February 1994 to March 1996, Mr. Mathiasen served as Senior Vice President and Chief Financial Officer of the Company and from September 1993 to February 1994, Mr. Mathiasen served as Senior Vice President and acting Chief Financial Officer. Mr. Mathiasen was elected to the position of Senior Vice President in 1990 and Chief Operating Financial Officer in 1991. Prior to joining Tenet as a Vice President in 1985, he was a partner with Ernst & Young. Mr. Mathiasen holds a bachelor's degree in accounting from California State University, Long Beach.

Ms. Sulzbach was elected Executive Vice President and General Counsel on February 22, 1999. Prior to that appointment, Ms. Sulzbach served as Associate General Counsel in charge of compliance and litigation and as Senior Vice President, Public Affairs. She joined Tenet in 1983 and has held a variety of positions in the law department since that time. She serves on the boards of directors of the Federation of American Hospitals, the Los Angeles Chapter of the Federal Bar Association and Laguna Blanca School. Ms. Sulzbach holds bachelor degrees in political science and psychology from the University of Southern California and a J.D. from Loyola University in Los Angeles.

## PROFESSIONAL AND GENERAL LIABILITY INSURANCE

For years, through May 31, 2002, the Company insured substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions through a majority-owned insurance subsidiary under a mature claims-made policy with a 10-year discovery period. These self-insured retentions were $1 million per occurrence for the three years ended May 31, 2002, and in prior years varied by hospital and by policy period from $500,000 to $5 million per occurrence. Risks in excess of $3 million per occurrence were, in turn, reinsured with major independent insurance companies. Effective June 1, 2002, the Company, along with another unrelated health care company, formed a new insurance subsidiary. This subsidiary insures professional and general liability risks, in excess of a $2 million self-insured retention, under a first-year only claims-made policy, and, in turn, reinsures its risks in excess of $5 million per occurrence with major independent insurance companies.

In addition to the reserves recorded by the above insurance subsidiaries, the Company maintains reserves based on actuarial estimates for the portion of its professional liability risks, including incurred but not reported claims, for which it does not have insurance coverage. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and have been discounted to their present value using a discount rate of 7.5 percent. If actual payments of claims materially exceed projected estimates of claims, Tenet's financial position could be materially adversely affected.

## FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K, and the documents incorporated herein by reference, including, without limitation, statements containing the words "believes", "anticipates", "expects", "will", "may", "might", "should", "surmises", "estimates", "intends", "appears"and words of similar import, and statements regarding the Company's business strategy and plans, constitute "forward-looking statements"within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and involve known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company's or the health care industry's actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and regionally; industry capacity; demographic changes; changes in, or the failure to comply with, laws and governmental regulations; the ability to enter into managed care provider arrangements on acceptable terms; changes in Medicare and Medicaid payments or reimbursement, including those resulting from a shift from traditional reimbursement to managed care plans; liability and other claims asserted against the Company; competition, including the Company's failure to attract patients to its hospitals; the loss of any significant customers; technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, health care; a shortage of raw materials; a breakdown in the distribution process or other factors that may increase the Company's cost of supplies; changes in business strategy or development plans; the ability to attract and retain qualified personnel, including physicians, nurses and other health care professionals, including the impact on the Company's labor expenses resulting from a shortage of nurses and/or other health care professionals; the significant indebtedness of the Company; the availability of professional liability insurance coverage at current levels; the availability of suitable acquisition opportunities and the length of time it takes to accomplish acquisitions; the Company's ability to integrate new businesses with its existing operations; the availability and terms of capital to fund the expansion of the Company's business, including the acquisition of additional facilities and certain additional factors, risks and uncertainties discussed in this Annual Report on Form 10-K and the documents incorporated herein by reference. Given these uncertainties, investors and prospective investors are cautioned not to rely on such forward-looking statements. The Company disclaims any obligation, and makes no promise, to update any such factors or forward-looking statements or to publicly announce the results of any revisions to any such factors or forward-looking statements, whether as a result of changes in underlying factors, to reflect new information as a result of the occurrence of events or developments or otherwise.

**Item 2. Properties.**

The response to this item is included in Item 1.

**Item 3. Legal Proceedings.**

The Company is subject to claims and lawsuits in its normal course of business. The Company believes that its liability for damages resulting from such claims and lawsuits is adequately covered by insurance or is adequately provided for in its consolidated financial statements. Although the results of these claims and lawsuits cannot be predicted with certainty, the Company believes that the ultimate resolution of these claims and lawsuits will not have a material adverse effect on the Company's business, financial position or results of operations.

**Item 4. Submission of Matters to a Vote of Security Holders.**

None.

## PART II

**Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.**

The response to this item is included on page 53 of the Registrant's Annual Report to Shareholders for the year ended May 31, 2002. The required information hereby is incorporated by reference.

**Item 6. Selected Financial Data.**

The response to this item is included on page 9 of the Registrant's Annual Report to Shareholders for the year ended May 31, 2002. The required information hereby is incorporated by reference.

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

The response to this item is included on pages 10 through 23 of the Registrant's Annual Report to Shareholders for the year ended May 31, 2002. The required information hereby is incorporated by reference.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

The response to this item is included on pages 21 and 22 of the Registrant's Annual Report to Shareholders for the fiscal year ended May 31, 2002. The required information hereby is incorporated by reference.

## Item 8. Financial Statements and Supplementary Data.

The response to this item is included on pages 25 through 53 of the Registrant's Annual Report to Shareholders for the fiscal year ended May 31, 2002. The required information hereby is incorporated by reference.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

# PART III

## Items 10 and 11. Directors and Executive Officers of the Registrant; Executive Compensation.

Information concerning the directors of the Registrant, including executive officers of the Registrant who also are directors, compensation and other information required by Item 10 is included on pages 2 through 16 and 35 of the definitive Proxy Statement for the Registrant's 2002 Annual Meeting of Shareholders and hereby is incorporated by reference. Similar information required by Item 10 regarding executive officers of the Registrant who are not directors is set forth on page 21 above. Information regarding compensation of executive officers of the Registrant and other information required by Item 11 is included on pages 17 through 23 and pages 28 through 32 of the definitive Proxy Statement for the Registrant's 2002 Annual Meeting of Shareholders and hereby is incorporated by reference.

## Item 12. Security Ownership of Certain Beneficial Owners and Management.

Information concerning security ownership of certain beneficial owners and management required by Item 12 is included on pages 7 and 8 and pages 33 and 34 of the definitive Proxy Statement for the Registrant's 2002 Annual Meeting of Shareholders and hereby is incorporated by reference.

In fiscal years 2000 and 2001, the Company granted options to its employees under its 1999 Broad-Based Stock Incentive Plan (the "Broad-Based Plan"), which was adopted by the Company's Board of Directors (the "Board") on July 28, 1999 and amended and restated by the Board on May 24, 2000. The Broad-Based Plan was not submitted to the Company's shareholders for approval. With the approval by the Company's shareholders of its 2001 Stock Incentive Plan (the "2001 Plan") at the 2001 Annual Meeting of Shareholders, the Company discontinued the grant of any additional options under the Broad-Based Plan. The Company currently grants stock options only under the 2001 Plan. Awards granted under the Broad-Based Plan vest and may be exercised as determined by the Compensation Committee of the Board. In the event of a change of control, the Compensation Committee may, in its sole discretion, without obtaining shareholder approval, accelerate the vesting or performance periods of the awards. Although the Broad-Based Plan authorized, in addition to options, the grant of appreciation rights, performance units, restricted units and cash bonus awards, only nonqualified stock options were granted under the Broad-Based Plan. All options were granted with an exercise price equal to the closing price of the Company's common stock on the date of grant. Options normally are exercisable at the rate of one-third per year beginning one year from the date of grant and generally expire 10 years from the date of grant.

The following table summarizes certain information with respect to the Company's equity compensation plans pursuant to which options remain outstanding as of May 31, 2002. The share amounts have been adjusted to reflect the 3-for-2 split of Tenet's common stock that became effective after the close of trading on June 28, 2002.

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options | (b) Weighted-average exercise price of outstanding options | (c) Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) |
|---|---|---|---|
| Equity compensation plans approved by shareholders | 30,736,136 | $26.93 | 49,908,830 |
| Equity compensation plans not approved by shareholders | 9,660,437 | $20.73 | — |
| Total | 40,396,572 | $25.45 | 49,908,830 |

### Item 13. Certain Relationships and Related Transactions.

The response to this item is included on pages 32 and 33 of the definitive Proxy Statement for the Registrant's 2002 Annual Meeting of Shareholders. The required information hereby is incorporated by reference.

## PART IV

### Item 14. Exhibits, Financial Statements, Schedules and Reports on Form 8-K.

**(a) 1. Financial Statements.**

The consolidated financial statements to be included in Part II, Item 8, are incorporated by reference to the Registrant's 2002 Annual Report to Shareholders for the fiscal year ended May 31, 2002. (See Exhibit (13))

**2. Financial Statement Schedules.**

Schedule II-Valuation and Qualifying Accounts (included on page 31).

All other schedules and Condensed Financial Statements of Registrant are omitted because they are not applicable or not required or because the required information is included in the consolidated financial statements or notes thereto.

**3. Exhibits.**

(3) Articles of Incorporation and Bylaws

(a) Restated Articles of Incorporation of Registrant, as amended October 13, 1987 and June 22, 1995 (Incorporated by reference to Exhibit 3(a) to Registrant's Annual Report on Form 10-K, dated August 15, 2000, for the fiscal year ended May 31, 2000)

(b) Restated Bylaws of Registrant, as amended July 25, 2001 (Incorporated by reference to Exhibit 3 (b) to Registrant's Annual Report on Form10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(4) Instruments Defining the Rights of Security Holders, Including Indentures

(a) Indenture, dated as of October 16, 1995, between Tenet and The Bank of New York, as Trustee, relating to 8 5/8% Senior Notes due 2003 (Incorporated by reference to Exhibit 4(a) to Registrant's Annual Report on Form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(b) First Supplemental Indenture, dated as of October 30, 1995, between Tenet and The Bank of New York, as Trustee, relating to 8 5/8% Senior Notes due 2003

(c) Second Supplemental Indenture, dated as of August 21, 1997, between Tenet and The Bank of New York, as Trustee, relating to 8 5/8% Senior Notes due 2003

(d) Third Supplemental Indenture, dated as of November 14, 2001, between Tenet and The Bank of New York, as Trustee, relating to 8 5/8% Senior Notes due 2003 (Incorporated by reference to Exhibit 2.5 to Registrant's Registration Statement on Form 8-A, dated January 7, 2002)

(e) Indenture, dated January 15, 1997, between Tenet and The Bank of New York, as Trustee, relating to 7 7/8% Senior Notes due 2003

(f) First Supplemental Indenture, dated as of November 13, 2001, between Tenet and The Bank of New York, as Trustee, relating to 7 7/8% Senior Notes due 2003 (Incorporated by reference to Exhibit 2.8 to Registrant's Registration Statement on Form 8-A, dated January 7, 2002)

(g) Indenture, dated January 15, 1997, between Tenet and The Bank of New York, as Trustee, relating to 8% Senior Notes due 2005

(h) First Supplemental Indenture, dated as of November 13, 2001, between Tenet and The Bank of New York, as Trustee, relating to 8% Senior Notes due 2005 (Incorporated by reference to Exhibit 2.10 to Registrant's Registration Statement on Form 8-A, dated January 7, 2002)

(i) Indenture, dated May 21, 1998, between Tenet and The Bank of New York, as Trustee relating to 8 1/8% Senior Subordinated Notes due 2008 (Incorporated by reference to Exhibit 4(p) to Registrant's Annual Report on Form 10-K, dated August 28, 1998, for the fiscal year ended May 31, 1998)

(j) First Supplemental Indenture, dated March 18, 2002, between Tenet and The Bank of New York, as Trustee, relating to 8 1/8% Senior Subordinated Notes due 2008 (Incorporated by reference to Exhibit 4(b) to Registrant's Quarterly Report on Form 10-Q, dated April 12, 2002, for the quarterly period ended February 28, 2002)

(k) Indenture, dated as of November 6, 2001, between Tenet and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K, dated November 6, 2001)

(l) First Supplemental Indenture, dated as of November 6, 2001, between Tenet and The Bank of New York, as Trustee, relating to 5 3/8% Senior Notes due 2006 (Incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K, dated November 6, 2001)

(m) Second Supplemental Indenture, dated as of November 6, 2001, between Tenet and The Bank of New York, as Trustee, relating to 6 3/8% Senior Notes due 2011 (Incorporated by reference to Exhibit 4.3 to Registrant's Current Report on Form 8-K, dated November 6, 2001)

(n) Third Supplemental Indenture, dated as of November 6, 2001, between Tenet and The Bank of New York, as Trustee, relating to 6 7/8% Senior Notes due 2031 (Incorporated by reference to Exhibit 4.4 to Registrant's Current Report on Form 8-K, dated November 6, 2001)

(o) Fourth Supplemental Indenture, dated March 7, 2002, between Tenet and The Bank of New York, as Trustee, relating to 6 1/2% Senior Notes due 2012 (Incorporated by reference to Exhibit 4.3 to Registrant's Current Report on Form 8-K, dated March 7, 2002)

(p) Fifth Supplemental Indenture, dated June 25, 2002, between Tenet and The Bank of New York, as Trustee, relating to 5% Senior Notes due 2007 (Incorporated by reference to Exhibit 4.3 to Registrant's Current Report on Form 8-K, dated June 25, 2002)

(10) Material Contracts

(a) $1,500,000,000 Five-Year Credit Agreement, dated as of March 1, 2001, as amended by Amendment No. 1, dated as of October 10, 2001, among the Company, as Borrower, the Lenders, *Managing Agents and Co-Agents party thereto, the Swingline Bank party thereto, The Bank of* New York, The Bank of Nova Scotia and Salomon Smith Barney, Inc. as Documentation Agents, Bank of America, N.A. as Syndication Agent and Morgan Guaranty Trust Company of New York as Administrative Agent (Incorporated by reference to Exhibit 10(a) to Registrant's Quarterly Report on Form 10-Q, dated January 14, 2002, for the fiscal quarter ended November 30, 2001)

(b) $500,000,000 364-Day Credit Agreement, dated as of March 1, 2001, as amended by Amendment No. 1, dated as of October 10, 2001 and amended and restated as of February 28, 2002, among the Company, as Borrower, the Lenders, Managing Agents and Co-Agents party thereto, The Bank of New York, The Bank of Nova Scotia and Salomon Smith Barney, Inc. as Documentation Agents, Bank of America, N.A., as Syndication Agent and Morgan Guaranty Trust Company of New York as Administrative Agent (Incorporated by reference to Exhibit 10(a) to Registrant's Quarterly Report on Form 10-Q, dated April 12, 2002, for the fiscal quarter ended February 28, 2002)

(c) Letter from the Registrant to Jeffrey C. Barbakow, dated May 26, 1993 (Incorporated by reference to Exhibit 10(h) to Registrant's Annual Report on Form 10-K, dated August 26, 1999, for the fiscal year ended May 31, 1999)

(d) Letter from the Registrant to Jeffrey C. Barbakow, dated June 1, 1993 (Incorporated by reference to Exhibit 10(i) to Registrant's Annual Report on Form 10-K, dated August 26, 1999, for the fiscal year ended May 31, 1999)

(e) Memorandum from the Registrant to Jeffrey C. Barbakow, dated June 14, 1993 (Incorporated by reference to Exhibit 10(j) to Registrant's Annual Report on Form 10-K, dated August 26, 1999, for the fiscal year ended May 31, 1999)

(f) Memorandum of Understanding, dated May 21, 1996, from Jeffrey C. Barbakow to the Company (Incorporated by reference to Exhibit 10(f) to Registrant's Annual Report on Form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(g) Deferred Compensation Agreement, dated May 31, 1997, between Jeffrey C. Barbakow and the Company (Incorporated by reference to Exhibit 10(l) to Registrant's Annual Report on Form 10-K, dated August 28, 1998, for the fiscal year ended May 31, 1998)

(h) Memorandum of Understanding, dated June 1, 2001, from Jeffrey C. Barbakow to the Company (Incorporated by reference to Exhibit 10(h) to Registrant's Annual Report on form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(i) Letter from the Company to David L. Dennis, dated February 18, 2000 (Incorporated by reference to Exhibit 10(j) to Registrant's Annual Report on Form 10-K, dated August 15, 2000, for the fiscal year ended May 31, 2000)

(j) Letter from the Company to Thomas B. Mackey, dated January 13, 1999 (Incorporated by reference to Exhibit 10(p) to Registrant's Annual Report on Form 10-K, dated August 26, 1999, for the fiscal year ended May 31, 1999)

(k) Executive Officers Relocation Protection Agreement (Incorporated by reference to Exhibit 10(l) to Registrant's Annual Report on Form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(l) Severance Protection Plan for Executive Officers (Incorporated by reference to Exhibit 10(m) to Registrant's Annual Report on Form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(m) Board of Directors Retirement Plan, effective January 1, 1985, as amended August 18, 1993, April 25, 1994 and July 30, 1997 (Incorporated by reference to Exhibit 10(p) to Registrant's Annual Report on Form 10-K, dated August 28, 1998, for the fiscal year ended May 31, 1998)

(n) Tenet Healthcare Corporation Amended and Restated Supplemental ExecutiveRetirement Plan

(o) Third Amended and Restated Tenet 2001 Deferred Compensation Plan

(p) Second Amended and Restated Tenet Executive Deferred Compensation Plans Trust (Incorporated by reference to Exhibit 10(r) to Registrant's Annual Report on Form 10- K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(q) Tenet Healthcare Corporation Second Amended and Restated 1994 Directors Stock Option Plan (Incorporated by reference to Exhibit 10(s) to Registrant's Annual Report on Form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(r) 1991 Stock Incentive Plan (Incorporated by reference to Exhibit 10(t) to Registrant's Annual Report on Form 10-K, dated August 20, 2001, for the fiscal year ended May 31, 2001)

(s) Amended and Restated 1995 Stock Incentive Plan

(t) First Amended and Restated Tenet Healthcare Corporation 1999 Broad-Based Stock Incentive Plan

(u) Tenet Healthcare Corporation 2001 Stock Incentive Plan (Incorporated by reference to Appendix A to Registrant's Definitive Proxy Statement, dated August 20, 2001, for the Annual Meeting of Shareholders held on October 10, 2001)

(v) Tenet Healthcare Corporation 2001 Annual Incentive Plan (Incorporated by reference to Appendix B to Registrant's Definitive Proxy Statement, dated August 20, 2001, for the Annual Meeting of Shareholders held on October 10, 2001)

(13) 2002 Annual Report to Shareholders of Registrant

(21) Subsidiaries of the Registrant

(23) Consent of Experts

(a) Accountants' Consent and Report on Consolidated Schedule (KPMG LLP)

(99.1) Certification of Chief Executive Officer Pursuant to Section1350 of Chapter 63 of Title 18 of the United States Code

(99.2) Certification of Chief Financial Officer Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

**(b) Reports on Form 8-K**

The Company filed two reports on Form 8-K during the last quarter of fiscal year 2002. An 8-K, dated March 7, 2002, reported the Company's completion of an offering of $600,000,000 aggregate principal amount of its 6 1/2% Senior Notes due 2012 pursuant to its existing $2,000,000,000 shelf registration statement. An 8-K, dated May 22, 2002, reported the Company's approval of a 3-for-2 split of its common stock and corresponding reduction in the par value of the common stock from $.075 per share to $.050 per share, effective as of the close of trading on June 28, 2002.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 15, 2002.

TENET HEALTHCARE CORPORATION

| | |
|---|---|
| By: /s/ David L. Dennis | By: /s/ Raymond L. Mathiasen |
| David L. Dennis | Raymond L. Mathiasen |
| *Vice Chairman, Chief Corporate Officer and Chief Financial Officer (Principal Financial Officer)* | *Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)* |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on August 15, 2002, by the following persons on behalf of the registrant and in the capacities indicated:

| **Signature** | **Title** |
|---|---|
| Jeffrey C. Barbakow | Chairman, Chief Executive Officer and Director (Principal Executive Officer) |
| Lawrence Biondi, S.J. | Director |
| Bernice B. Bratter | Director |
| Sanford Cloud, Jr. | Director |
| Maurice J. DeWald | Director |
| Van B. Honeycutt | Director |

| | |
|---|---|
| J. Robert Kerrey | Director |
| Lester B. Korn | Director |
| Floyd D. Loop, M.D. | Director |

## TENET HEALTHCARE CORPORATION AND SUBSIDIARIES
## SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
### Years Ended May 31, 2000, 2001 and 2002
### (in millions)

**Allowance for Doubtful Accounts**

| | Balance at Beginning of Period | Additions Charged to: Costs and Expenses(1) | Additions Charged to: Other Accounts | Deductions(2) | Other Items(3) | Balance at End of Period |
|---|---|---|---|---|---|---|
| 2000 | $287 | $ 915 | — | $ (848) | $4 | $358 |
| 2001 | 358 | 904 | — | (930) | 1 | 333 |
| 2002 | 333 | 1,044 | — | (1,062) | 0 | 315 |

(1) Before considering recoveries on accounts or notes previously written off.

(2) Accounts written off.

(3) Primarily beginning balances for purchased businesses, net of balances for businesses sold.

Exhibit 99.1

**CERTIFICATION PURSUANT TO SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE**

I, Jeffrey C. Barbakow, the Chairman and Chief Executive Officer of Tenet Healthcare Corporation, certify (i) that the Annual Report on Form 10-K for the fiscal year ended May 31, 2002 (the "Form 10-K"), filed with the Securities and Exchange Commission on August 14, 2002, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Tenet Healthcare Corporation.

Jeffrey C. Barbakow

August 14, 2002

The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Form 10-K or as a separate disclosure document.

Exhibit 99.2

**CERTIFICATION PURSUANT TO SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE**

I, David L. Dennis, the Vice Chairman, Chief Corporate Officer and Chief Financial Officer in the Office of the President of Tenet Healthcare Corporation, certify (i) that the Annual Report on Form 10-K for the fiscal year ended May 31, 2002 (the "Form 10-K"), filed with the Securities and Exchange Commission on August 14, 2002, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Tenet Healthcare Corporation.

David L. Dennis

August 14, 2002

The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Form 10-K or as a separate disclosure document.